Exhibit 2.1

EQUITY PURCHASE AGREEMENT

BY AND BETWEEN

NEWELL BRANDS INC.

AND

RESIDEO TECHNOLOGIES, INC.

Dated as of February 6, 2022

i

Exhibits

Exhibit 1.3(a)	Sample Calculation of Net Working Capital
Exhibit 1.6	Purchase Price Allocation Principles
Exhibit 2.2(a)(ii)	Form of Transition Services Agreement
Exhibit 5.15	Pre-Closing Restructuring
Exhibit 6.1(c)	Severance Benefits
Exhibit 7.1(b)	Required Antitrust Approvals
Exhibit 11.1	Specified Policies

v

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of February 6, 2022 (the “Effective Date”), is by and between Newell Brands Inc., a Delaware corporation (“Parent”), and Resideo Technologies, Inc., a Delaware corporation (“Purchaser”). Parent and Purchaser are each sometimes referred to herein as a “Party” or collectively as the “Parties”.

RECITALS:

1. Parent owns, directly or indirectly, all of the issued and outstanding Equity Interests of Sunbeam Products, Inc., a Delaware corporation (collectively with Parent, “Sellers” and each, a “Seller”), and the Purchased Companies.

2. After giving effect to the Pre-Closing Restructuring, Sellers will directly own all of the issued and outstanding Equity Interests (the “Purchased Equity Interests”) of First Alert, Inc., a Delaware corporation (the “Company”), and the Company will own all of the issued and outstanding Equity Interests of the other Purchased Companies.

3. The Purchased Companies are engaged in, or support the operation of, the Business.

4. On the terms and subject to the conditions of this Agreement, Purchaser desires to purchase the Purchased Equity Interests from Sellers, and Parent desires to sell, and to cause the other Seller to sell, the Purchased Equity Interests to Purchaser.

Accordingly, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF PURCHASED EQUITY INTERESTS

Section 1.1 Purchase and Sale. On the terms and subject to the conditions of this Agreement, at the Closing, Parent will, and will cause the other Seller to, sell, assign, transfer, convey and deliver to Purchaser, and Purchaser will purchase, acquire and accept from Sellers, all of the right, title and interest of Sellers in and to the Purchased Equity Interests, free and clear of all Encumbrances, other than transfer restrictions imposed thereon by Law.

Section 1.2 Amount and Form of Purchase Price. The aggregate purchase price to be paid to Parent, on behalf of Sellers, in consideration of the Purchased Equity Interests will be $593,000,000 in cash (the “Base Purchase Price”), plus the Estimated Closing Adjustment (if positive) or minus the absolute value of the Estimated Closing Adjustment (if negative) (the “Closing Payment”), subject to the adjustments set forth in Section 1.4 (the Closing Payment, as so adjusted, the “Purchase Price”).

Section 1.3 Estimated Closing Adjustment Statement; Closing Payment.

(a) Not later than five Business Days, or more than seven Business Days, prior to the Closing Date, Parent will deliver to Purchaser a statement (the “Estimated Closing Adjustment Statement”) setting forth in reasonable detail its good faith estimates of the Closing Adjustment, Closing Net Working Capital, Outstanding Indebtedness, Cash and Transaction Expenses. The estimate of the amount of the Closing Adjustment, as set forth on the Estimated Closing Adjustment Statement, is referred to herein as the “Estimated Closing Adjustment.” The Estimated Closing Adjustment Statement, and the component items thereof, will be prepared (i) in a manner and format consistent with Exhibit 1.3(a) to the extent consistent with the terms of this Agreement and the Accounting Principles, (ii) in accordance with the Accounting Principles and (iii) from the books and records of the Purchased Companies. Parent shall consider in good faith any comments or good faith objections to any amounts set forth on the Estimated Closing Adjustment Statement notified to it by Purchaser prior to the Closing and if, prior to the Closing, Parent and Purchaser agree to make any modification to the Estimated Closing Adjustment Statement, then the Estimated Closing Adjustment Statement as so modified shall be deemed to be the Estimated Closing Adjustment Statement for all purposes hereunder. In no event shall (i) any disagreement regarding the Estimated Closing Adjustment Statement delay the Closing or (ii) consummation of the Closing be deemed to constitute the acceptance or agreement of the Purchaser to the estimates or amounts set forth on the Estimated Closing Adjustment Statement or be a waiver by the Purchaser of any provisions, rights or privileges hereunder.

(b) At the Closing, Purchaser will pay, or cause to be paid, to Parent, on behalf of Sellers, by wire of transfer of immediately available funds to an account or accounts designated by Parent at least two Business Days prior to the Closing Date, an amount equal to the Closing Payment.

Section 1.4 Post-Closing Purchase Price Adjustment.

(a) Preparation of the Preliminary Statement. Within 90 days after the Closing Date, Purchaser will prepare and deliver to Parent a preliminary statement (the “Preliminary Statement”) setting forth in reasonable detail Purchaser’s good faith calculation of the Closing Adjustment, Closing Net Working Capital, Outstanding Indebtedness, Cash and Transaction Expenses. The Preliminary Statement and each component item thereof will be prepared, (i) in a manner and format consistent with Exhibit 1.3(a) to the extent consistent with the terms of this Agreement and the Accounting Principles, and (ii) in accordance with the Accounting Principles and the books and records of the Purchased Companies. The Preliminary Statement, as finally modified pursuant to clauses (b) through (d) of this Section 1.4, is referred to herein as the “Final Statement.” All disputes with respect to the Preliminary Statement and the Final Statement will be resolved in accordance with clauses (b) through (d) of this Section 1.4.

(b) Review of Preliminary Statement.

(i) Parent will have 60 days following Purchaser’s delivery of the Preliminary Statement to Parent to review and respond to the Preliminary Statement, during which period Purchaser will grant Parent and its Representatives reasonable access during normal business hours to Purchaser’s personnel and the Business Employees involved in drafting the Preliminary Statement, the applicable books and records of the Business and the work papers prepared by Purchaser’s independent accountants (subject to compliance with Purchaser’s independent accountants’ customary procedures for release) with respect to the Preliminary Statement.

(ii) Unless Parent has delivered to Purchaser a written letter of its disagreement with the Preliminary Statement (the “Notice of Disagreement”) on or prior to the 60th day following Purchaser’s delivery of the Preliminary Statement to Parent, the Preliminary Statement will become the Final Statement on the 60th day following Purchaser’s delivery of the Preliminary Statement to Parent. If issued, the Notice of Disagreement will set forth in reasonable detail any proposed adjustment to the Preliminary Statement and the basis for such adjustment.

(iii) If the Notice of Disagreement is delivered in accordance with Section 1.4(b)(ii), then (A) any amount set forth in the Preliminary Statement as to which Parent has not objected in the Notice of Disagreement in accordance with Section 1.4(b)(ii) will be deemed to be accepted and will become part of the Final Statement, and (B) the Preliminary Statement, as modified to reflect the adjustments in the Notice of Disagreement (x) accepted by Purchaser in writing, (y) agreed to in writing pursuant to Section 1.4(c) or (z) determined by the Accounting Referee pursuant to Section 1.4(d)(iii) will become the Final Statement on the earlier of (1) the date that Parent and Purchaser resolve in writing all remaining disputed matters specified in the Notice of Disagreement or (2) the date that the Accounting Referee delivers to Parent and Purchaser a copy of the Final Statement and its calculation of the Closing Adjustment pursuant to Section 1.4(d).

(c) Meeting to Resolve Proposed Adjustments. As soon as reasonably practicable, but in no event later than 30 days, after Parent’s delivery of the Notice of Disagreement, Purchaser and Parent will endeavor to resolve the adjustments in the Notice of Disagreement that have not been accepted in writing at such time by Purchaser. If Purchaser and Parent reach agreement in writing on such adjustments, the Final Statement will be the Preliminary Statement modified to reflect the adjustments accepted pursuant to Section 1.4(b)(iii) and those otherwise agreed to in writing by the Parties pursuant to this Section 1.4(c).

(d) Resolution by Accounting Referee.

(i) If Purchaser and Parent do not resolve to their mutual satisfaction all disputed adjustments in the Notice of Disagreement within the 30-day period after Parent’s delivery of the Notice of Disagreement, any remaining disputed adjustments that were included in the Notice of Disagreement will be settled by BDO USA, LLP (or, if such accounting firm declines to act, by an independent accounting firm of national reputation mutually acceptable to Purchaser and Parent) (the “Accounting Referee”) in accordance with the following provisions of this Section 1.4(d).

(ii) Parent will furnish the Accounting Referee with a copy of this Agreement, the Financial Statements, the Preliminary Statement and the Notice of Disagreement. Purchaser and Parent will also give the Accounting Referee:

(A)

position papers outlining such Party’s respective arguments and supporting documentation for such Party’s position; provided, however, that Purchaser’s positions, arguments and computations must match those set forth in the Preliminary Statement or agreed to with Parent pursuant to Section 1.4(c) above (and the Accounting Referee will not consider any that do not so match), and Parent’s positions, arguments and computations must match those set forth in the Notice of Disagreement or agreed to with Purchaser pursuant to Section 1.4(c) above (and the Accounting Referee will not consider any that do not so match); and

(B)

reasonable access to the books and records of the Business, including any work papers or other schedules prepared by such Party’s accountants (subject to compliance with such Party’s accountants’ customary procedures for release) relating to the preparation of the Preliminary Statement and the Notice of Disagreement.

(iii) The Accounting Referee’s engagement will be as an expert and not as an arbitrator, and will be limited to (A) reviewing the Preliminary Statement, the Notice of Disagreement and the amounts placed in dispute by the Notice of Disagreement pursuant to Section 1.4(b)(ii) that remain in dispute (the “Unresolved Matters”); (B) determining (1) whether Purchaser’s proposed amount for each individual item in the Preliminary Statement or Parent’s proposed adjustment thereto in the Notice of Disagreement is calculated more nearly in accordance with the terms of this Agreement (including the Accounting Principles) and (2) whether there were mathematical errors in the Preliminary Statement; (C) preparing the Final Statement, which will include those amounts in the Preliminary Statement accepted by Parent pursuant to Section 1.4(b)(iii), those adjustments otherwise agreed to in writing by Purchaser and Parent pursuant to Section 1.4(c), and those amounts determined by the Accounting Referee for the Unresolved Matters to be calculated more nearly in accordance with this Agreement (including the Accounting Principles); and (D) calculating the Closing Adjustment. The fees and expenses of the Accounting Referee will be borne by Parent and Purchaser in inverse proportion as they may prevail on matters resolved by the Accounting Referee, which proportionate allocations will also be determined by the Accounting Referee at the time the determination of the Accounting Referee is rendered on the Final Statement and the Closing Adjustment.

(iv) The Parties will instruct the Accounting Referee to (A) complete its preparation of the Final Statement and calculation of the Closing Adjustment within 25 days from the date of submission of the Unresolved Matters to the Accounting Referee pursuant to Section 1.4(d)(ii) and (B) deliver promptly thereafter a copy of the Final Statement and its calculation of the Closing Adjustment to Parent and Purchaser, together with a report setting forth each Unresolved Matter and the Accounting Referee’s determination with respect thereto. The Accounting Referee’s determination will be conclusive and binding upon the Parties and may be entered and enforced in any court of competent jurisdiction.

(e) Payment of Closing Adjustment. If the Closing Adjustment, as finally determined in accordance with this Section 1.4 (the “Final Closing Adjustment”) would have resulted in (i) a higher Closing Payment to Parent had the Final Closing Adjustment been substituted for the Estimated Closing Adjustment, Purchaser will pay, or cause to be paid, to Parent the amount of the difference thereof, or (ii) a lower Closing Payment to Parent had the Final Closing Adjustment been substituted for the Estimated Closing Adjustment, Parent will pay to Purchaser the amount of the difference thereof (in each case, the “Purchase Price Adjustment”). The Purchase Price Adjustment will be paid within ten Business Days following the date on which the Preliminary Statement becomes the Final Statement (as determined in accordance with this Section 1.4), which payment will be made in immediately available funds by wire transfer pursuant to instructions provided in writing by the recipient of the funds.

(f) The Parties agree that (i) the purpose of preparing the Preliminary Statement and the Final Statement and calculating the Purchase Price Adjustment is solely to (A) accurately measure the Closing Net Working Capital, Outstanding Indebtedness, Cash and Transaction Expenses and (B) calculate the Working Capital Adjustment, in each case in accordance with the Accounting Principles, and (ii) such processes are not intended to permit the introduction of new accounting methods, policies, principles, practices, procedures, judgments, estimations or methodologies that are inconsistent with the terms of this Agreement. The process set forth in this Section 1.4 will be the sole and exclusive remedy of the Parties and their respective Affiliates for any disputes regarding the Purchase Price Adjustment, and Purchaser shall not seek to recover Damages due to a breach of a representation or warranty through the Purchase Price Adjustment provisions set forth in this Section 1.4.

Section 1.5 Withholding. Purchaser and its Affiliates will be entitled to deduct and withhold from any payment made pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to such payment under the Code, or any other provision of applicable Law, provided that if Purchaser determines that any deduction or withholding is required in respect of a payment pursuant to this Agreement and the transactions contemplated herein, Purchaser shall provide notice to Parent prior to the date on which such payment is to be made, with a written explanation substantiating the requirement to withhold, and shall cooperate in good faith with Parent to reduce or eliminate such deduction or withholding to the extent allowed by applicable Law. To the extent that any amounts are so withheld, such withheld amounts (i) will be remitted by the applicable withholding agent to the applicable Governmental Authority, and (ii) will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was made. If Purchaser withholds any amounts from any payment otherwise due pursuant to this Agreement, Purchaser will provide to Parent, within ten Business Days following the date of such payment, written documentation evidencing that such amounts were paid to the applicable Governmental Authority.

Section 1.6 Purchase Price Allocation. The Purchase Price after giving effect to any final adjustment thereto by the Purchase Price Adjustment (the “Consideration”) will be allocated (i) among the Purchased Companies in accordance with Exhibit 1.6 and (ii) among the assets of the U.S. Purchased Companies in accordance with Code Sections 338 and 1060 and the Treasury Regulations promulgated thereunder and the principles described in Exhibit 1.6. Within 60 days after the final determination of the Final Closing Adjustment pursuant to Section 1.4 of this Agreement, Parent will deliver to Purchaser a proposed schedule of the allocation of the Consideration among the assets of the U.S. Purchased Companies, which shall be done in accordance with the principles described in Exhibit 1.6 (the “Allocation Schedule”). If Purchaser has any objections to the Allocation Schedule, Purchaser will deliver to Parent a statement setting forth its objections thereto (an “Allocation Objections Statement”) within 30 days of Parent’s delivery of the proposed Allocation Schedule to Purchaser. If an Allocation Objections Statement is not delivered to Parent within 30 days of Parent’s delivery of the Allocation Schedule, the Allocation Schedule delivered by Parent will be deemed final. If an Allocation Objections Statement is delivered by Purchaser to Parent within such 30-day period, Parent and Purchaser will negotiate in good faith to resolve any such objections, but if they do not reach a final resolution within 15 days after the delivery of the Allocation Objections Statement, the allocation of Consideration among the assets of the U.S. Purchased Companies will be resolved by the Accounting Referee in accordance, mutatis mutandis, with the procedures set forth in Section 1.4(d) and the principles set forth in Exhibit 1.6. Parent and Purchaser will use their commercially reasonable efforts to cause the Accounting Referee to resolve all disagreements as soon as practicable with respect to the disputed items set forth in the Allocation Objections Statement. The resolution of the dispute by the Accounting Referee will be final. Any further adjustments to the Consideration will be allocated in a manner consistent with the Allocation Schedule, as agreed to by the Parties or determined by the Accounting Referee, unless mutually agreed by Purchaser and Parent, and the Allocation Schedule will be modified, if necessary, to take into account such adjustments. Any adjustments to the Consideration will be reflected in a revised Allocation Schedule prepared in accordance with the existing Allocation Schedule, as agreed to by the Parties hereto or as determined by the Accounting Referee. The Allocation Schedule shall be used in preparing IRS Form 8883, and any similar forms under applicable Tax law. Purchaser and Parent each agrees to be bound by the Allocation Schedule, to cooperate in the completion and filing of all required forms with its Tax Returns consistent with the Allocation Schedule for the tax year in which the Closing Date occurs, to file, or cause to be filed, all other required forms and Tax Returns in a manner consistent with the Allocation Schedule and not to take any positions inconsistent therewith, unless otherwise required pursuant to a “determination” as defined in Section 1313(a) of the Code.

ARTICLE II

CLOSING

Section 2.1 Closing Date. The closing of the purchase and sale of the Purchased Equity Interests pursuant hereto (the “Closing”) will take place at the offices of Jones Day, 1221 Peachtree Street, N.E., Suite 400, Atlanta, Georgia 30301, as promptly as practicable following, but in no event later than, the third Business Day after the day on which satisfaction or waiver of the conditions set forth in Article VII occurs (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction of such conditions), or on such other date or at such other place as Parent and Purchaser mutually agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.” In lieu of an in-person Closing, the Closing may instead be accomplished by email (in PDF format) transmission to the respective offices of legal counsel for the Parties of the requisite documents, duly executed where required, delivered upon actual confirmed receipt. All proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered. Notwithstanding anything to the contrary in this Agreement, the Closing will be deemed to have occurred as of 12:01 a.m. (U.S. Eastern Time) on the Closing Date.

Section 2.2 Closing Deliveries.

(a) By Parent. At the Closing (or in those cases where a specified period of time before the Closing is indicated in this Agreement, by no later than such time), Parent will deliver, or cause to be delivered, to Purchaser:

(i) certificates representing the Purchased Equity Interests, duly endorsed in blank or accompanied by duly executed stock powers, together with certificates or other similar evidence of ownership in respect of the Equity Interests of all of the Purchased Companies (other than the Purchased Equity Interests);

(ii) a transition services agreement, substantially in the form attached as Exhibit 2.2(a)(ii) (the “Transition Services Agreement”), duly executed by Parent;

(iii) each other Ancillary Agreement, duly executed by Parent or the applicable Seller;

(iv) a statement in accordance with the requirements of Treasury Regulation Section 1.1445-2(b)(2) from each Seller, certifying that it is not a “foreign person” as defined in Section 1445(f)(3) of the Code;

(v) IRS Form W-9 with respect to each Seller, duly executed by an authorized officer thereof;

(vi) an IRS Form 8023 (Elections Under Section 338 for Corporations Making Qualified Stock Purchases) duly executed by the Sellers or the applicable Affiliates thereof pursuant to Section 8.2;

(vii) the Estimated Closing Adjustment Statement;

(viii) the resignation (or evidence of removal) of each director and officer of a Purchased Company (in such director’s or officer’s capacity as such) and, if applicable, the revocation of powers of attorney that Purchaser requests in writing at least five Business Days prior to the Closing, in each case effective as of the Closing; and

(ix) such other closing documents and instruments as are expressly required by this Agreement.

(b) By Purchaser. At the Closing, Purchaser will deliver to Parent:

(i) the Closing Payment;

(ii) if obtained by Purchaser, a true, complete and correct copy of the R&W Insurance Policy that is in effect and conforms to the requirements of Section 5.13;

(iii) each Ancillary Agreement, duly executed by Purchaser;

(iv) IRS Form W-9 with respect to Purchaser, duly executed by an authorized officer thereof; and

(v) such other closing documents and instruments as are expressly required by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in the applicable Section or subsection of the Disclosure Letter (interpreted as contemplated by Section 12.2), Parent represents and warrants to Purchaser as follows:

Section 3.1 Organization, Existence and Good Standing. Each Seller is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, has all corporate or equivalent organizational power and authority necessary to own, lease and operate its Assets and to carry on its business as currently being conducted, and is duly qualified or licensed to do business (where such concept is applicable) in each jurisdiction where the nature of its business or the ownership of its Assets makes such qualification or licensure necessary, except where the failure to be so duly qualified or licensed would not reasonably be expected to have a Material Adverse Effect. Each Purchased Company is duly organized, validly existing and in good standing (where such concept is applicable) under the Laws of its respective jurisdiction of organization, and has all corporate or equivalent organizational power and authority necessary to own, lease and operate its Assets and to carry on the Business as currently being conducted. Each Purchased Company is duly qualified or licensed to do business (where such concept is applicable) in each jurisdiction where the nature of its business or the ownership of its Assets or conduct of its business makes such qualification or licensure necessary, except where the failure to be so duly qualified or licensed would not reasonably be expected to be material to the Purchased Companies or the Business, in each case taken as a whole. Parent has made available to Purchaser true and complete copies of the Organizational Documents of each of the Purchased Companies, in each case as amended through the Effective Date. No Purchased Company is in default under, or in violation of, any provision of its Organizational Documents.

Section 3.2 Authorization, Validity and Execution. Each Seller has all corporate or equivalent organizational power and authority necessary to enter into and perform its obligations under this Agreement and the Ancillary Agreements, as applicable, and to consummate the Transactions. The execution, delivery and performance by Sellers of this Agreement and the Ancillary Agreements, as applicable, and the consummation of the Transactions have been duly and validly authorized by Sellers, and no other authorization on the part of any Seller is necessary to authorize this Agreement or the Ancillary Agreements. This Agreement has been duly executed by Parent, and each Ancillary Agreement to be executed by a Seller will be on or prior to the Closing Date duly executed and delivered by such Seller and, assuming the due execution of this Agreement and the Ancillary Agreements by Purchaser, this Agreement and each Ancillary Agreement is or will be a legal, valid and binding obligation of such Seller, enforceable against each in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar Laws affecting the enforcement of creditors’ rights generally and to general equitable principles (the “Bankruptcy and Equity Exception”).

Section 3.3 Consents and Approvals; No Violations. Except as set forth in Section 3.3 of the Disclosure Letter, the execution, delivery and performance by Sellers of this Agreement and the Ancillary Agreements, as applicable, and the consummation by Sellers of the Transactions do not and will not (a) conflict with or result in any breach of, constitute a default under, or result in a violation of the provisions of any Organizational Document of any Seller or any Purchased Company; (b) assuming compliance with the matters referred to in Section 3.4, violate any Law of any Governmental Authority by which any Seller or any Purchased Company is bound; or (c) result in a violation of, conflict with or result in any breach of, constitute a default (or give rise to any loss of a benefit or right of payment, amendment, modification, abandonment, termination, cancellation, payment or acceleration) under, or result in the creation of any Encumbrances upon any of the Purchased Equity Interests or Assets of a Purchased Company under, or require any authorization, consent, approval, Permit, exemption or other action by or notice to any Person (in all cases, with due notice or lapse of time or both) under, any of the terms, conditions or provisions of any Contract, except, with respect to clauses (b) and (c), as would not reasonably be expected to be material to the Purchased Companies or the Business, in each case, taken as a whole.

Section 3.4 Governmental Authorization. The execution, delivery and performance by Sellers of this Agreement and the Ancillary Agreements, as applicable, and the consummation of the Transactions require no action by or in respect of, or consent from or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act, any other Antitrust Laws set forth on Section 3.4 of the Disclosure Letter and the Exchange Act and (b) any such action or filing, the failure of which to be made or obtained would not reasonably expected to interfere with, prevent or materially delay the ability of either Seller to enter into and perform its obligations under this Agreement or the Ancillary Agreements or consummate the Transactions.

Section 3.5 Capitalization.

(a) Immediately prior to the Closing (after giving effect to the Pre-Closing Restructuring), all of the issued and outstanding Equity Interests of the Purchased Companies will be owned beneficially and of record by Sellers or another Purchased Company, free and clear of any Encumbrances other than transfer restrictions imposed thereon by Law. There are no bonds, debentures, notes or other indebtedness of any Purchased Company outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any equityholder of any Purchased Company, in such equityholder’s capacity as an equityholder of any Purchased Company, may vote.

(b) Section 3.5(b) of the Disclosure Letter sets forth a true and correct list of the Purchased Companies and the record and beneficial holders of the Equity Interests of each Purchased Company or, as applicable, percentage ownership interest of such holder, as of the Effective Date and as of the Closing, after giving effect to the Pre-Closing Restructuring. All of the issued and outstanding Equity Interests of the Purchased Companies have been duly authorized and validly issued and, where applicable, are fully paid and nonassessable, are not subject to any preemptive or subscription rights and were not issued in violation of any preemptive or subscription rights, rights of first refusal or similar rights. There are no existing options, warrants, calls, puts, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights or other rights, convertible securities, trusts, obligations (contingent or otherwise) or Contracts of any character (i) obligating any Purchased Company to issue, transfer or sell any of its Equity Interests or securities convertible into or exchangeable for its Equity Interests, (ii) requiring any Purchased Company to repurchase, redeem or otherwise acquire any of its Equity Interests, or (iii) with respect to the voting of the Equity Interests of a Purchased Company.

(c) Except as set forth on Section 3.5(c) of the Disclosure Letter, no Purchased Company owns, directly or indirectly, any Equity Interest in any Person other than another Purchased Company (or owns or holds the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any Person other than another Purchased Company or has any obligation to make any direct or indirect investment in, or capital contribution to, any Person other than another Purchased Company), and there are no agreements, options, convertible or exchangeable securities, warrants, or other equity-based compensation awards, or other rights (including any stock or unit appreciation, phantom stock or unit, profit participation or similar rights), understandings, commitments, Contracts, or arrangements existing or outstanding which relate to, or otherwise require the purchase, sale or issuance of any of the foregoing by any Purchased Company.

Section 3.6 Financial Statements; Absence of Undisclosed Liabilities.

(a) Section 3.6(a) of the Disclosure Letter sets forth true and complete copies of (i) the unaudited balance sheet of the Business as of December 31, 2021 (the “Statement Date” and such balance sheet, the “Balance Sheet”) and the unaudited statement of income of the Business for the 12-month period ended on the Statement Date, and (ii) the unaudited balance sheet of the Business as of December 31, 2020 and the unaudited statement of income of the Business for the 12-month period then ended (the financial statements described in the preceding clauses (i) and (ii) being referred to as the “Financial Statements”). The Financial Statements have been prepared in accordance with the Accounting Principles, consistently applied throughout the periods presented, and fairly present in all material respects, the combined financial position and combined results of operations of the Business as of the respective dates or for the respective time periods set forth therein, except (i) for the absence of footnotes and (ii) in the case of the Financial Statements as of the Statement Date and for the 12-month period ended on the Statement Date, for normal and recurring year-end adjustments that are not, individually or in the aggregate, material in amount or nature. This Section 3.6(a) is qualified by the fact that the Business has not operated as a separate “stand alone” entity within Parent. As a result, the Business has been allocated certain charges and credits for purposes of the preparation of the Financial Statements. Such allocations of charges and credits do not necessarily reflect the amounts that would have resulted from arms-length transactions or the actual costs that would be incurred if the Business operated as an independent enterprise.

(b) Except (i) as set forth in the Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the Statement Date (none of which results from or arises out of any breach, violation or default under any Contract, Permit or Law) and (iii) for Liabilities that would not reasonably be expected to, individually or in the aggregate, be material to the Purchased Companies, taken as a whole, there are no Liabilities of the Purchased Companies.

(c) Parent maintains a system of internal accounting controls that provide reasonable assurances regarding the reliability of financial reporting related to Parent and its Subsidiaries, including the Purchased Companies, on a consolidated basis. Solely with respect to the Business or the Purchased Companies, since January 1, 2020, there has not been any complaint, allegation, assertion or claim of any material weakness regarding the accounting practices, procedures or methodologies of Parent or any of its Subsidiaries or any of their respective internal accounting controls, except as disclosed in Parent’s filings with the U.S. Securities and Exchange Commission since January 1, 2021 and prior to the date hereof.

Section 3.7 Absence of Certain Changes or Events. Except in connection with the Transactions or as set forth in Section 3.7 of the Disclosure Letter, during the period beginning on the Statement Date and ending on the Effective Date (a) the Business has been conducted in the ordinary course of business in all material respects, (b) there has not been any Effect which has had or would reasonably be expected to have a Material Adverse Effect and (c) there has not been any action taken by Parent or any of its Affiliates that, if taken during the period from the Effective Date through the Closing Date, would require Purchaser’s consent pursuant to Sections 5.1(d) (i), (iii), (iv), (vi), (vii) (as to termination), (viii), (ix), or (x).

Section 3.8 Real Property.

(a) Owned Real Property. Section 3.8(a) of the Disclosure Letter sets forth a list of all real property owned by a Purchased Company (“Owned Real Property”). With respect to each parcel of Owned Real Property:

(i) the identified Purchased Company has valid fee simple (or equivalent) title to such property, free and clear of all Encumbrances other than Permitted Encumbrances;

(ii) there are no condemnation or eminent domain proceedings pending, or to the Knowledge of Parent, threatened;

(iii) there are no leases, subleases or licenses granting to any Person the right of use or occupancy of any portion of the parcels of the Owned Real Property;

(iv) there are no outstanding options to purchase, lease or use, or rights of first refusal or rights of first offer to purchase, any of the Owned Real Property, or any portions thereof or interests therein or Contracts relating to the right to receive any portion of the income or profits from the sale, operation, lease or development thereof;

(v) there exists no, and neither Parent, any Purchased Company nor any prior owner of the Owned Real Property that is an Affiliate of Parent has received written notice of any breach or default by Parent, any Purchased Company or any prior owner of the Owned Real Property that is an Affiliate of Parent under any restrictive covenants or other material Encumbrances affecting the Owned Real Property which breach or default has not yet been cured and, to the Knowledge of Parent, there exists no condition or event that, with the passage of time or the giving of notice or both, would constitute a breach or default under any such agreement;

(vi) no Owned Real Property is subject to any mortgage, deed of trust or other Encumbrance related to borrowed money; and

(vii) each Owned Real Property has a valid certificate of occupancy (or equivalent occupancy or use permit in the applicable jurisdiction) which permits the use currently conducted at such Owned Real Property.

(b) Leased Real Property. Section 3.8(b) of the Disclosure Letter sets forth a list of all real property leased, subleased or licensed to a Purchased Company (the “Leased Real Property” and such leases, subleases, licenses, together with any guaranties thereof, and each as amended to date, under which the Leased Real Property is leased, subleased or licensed, the “Leases”). Parent has made available to Purchaser true and correct copies of each Lease. With respect to each Lease:

(i) (A) such Lease is in full force and effect, and is a legal, valid, binding and enforceable obligation of the Purchased Company party thereto in accordance with its terms and, to the Knowledge of Parent, the other parties thereto, in each case, subject to the Bankruptcy and Equity Exception, and (B) to Parent’s Knowledge, such Purchased Company’s leasehold interest thereunder is free and clear of all Encumbrances other than Permitted Encumbrances;

(ii) no Purchased Company has received written notice that it is in breach (after the expiration of any notice or cure period) of such Lease which breach has not been cured, and no Purchased Company has given any written notice to any other party to a Lease that such other party is in breach of the Lease which breach has not been cured;

(iii) no Purchased Company, nor to the Knowledge of Parent, any other party to a Lease, is in default under such Lease, and to the Knowledge of Parent, no event has occurred that, with the lapse of time or the giving of notice, or both, would constitute a default under any Lease by any party thereto;

(iv) the Purchased Company that is a party to the Lease has a good and valid leasehold interest in each parcel of Leased Real Property and the right to use and occupancy of the Leased Real Property in accordance with the terms of the applicable Lease for the full term of such Lease;

(v) there are no subleases or sublicenses under which a Purchased Company grants any Person the right of use or occupancy of any portion of the parcels of the Leased Real Property;

(vi) there are no condemnation or eminent domain proceedings pending, or to the Knowledge of Parent, threatened with respect to any Leased Real Property; and

(vii) there are no outstanding leasing commission agreements, and no leasing commissions are due, or will be due, from any Purchased Company with respect to any Leased Real Property.

(c) Leased and Owned Real Property.

(i) All buildings, structures, fixtures and other material improvements on the Owned Real Property and, to the Knowledge of Parent, the Leased Real Property are in compliance in all material respects with all applicable Laws and use restrictions.

(ii) Each Owned Real Property and Leased Real Property is being used in the operation of the Business as currently conducted and no real property other than the Owned Real Property and the Leased Real Property is being used primarily for, or is necessary to, the operation of the Business.

(iii) There are no material Contracts in effect to which any Purchased Company or any Affiliate is a party for the performance of any material repairs and/or capital improvements at any Owned Real Property or Leased Real Property, and there is currently no ongoing material construction work in, on, or about any Owned Real Property or Leased Real Property, in each case other than normal repairs being performed in the ordinary course of business.

Section 3.9 Intellectual Property.

(a) Section 3.9(a) of the Disclosure Letter sets forth an accurate and complete list, as of the Effective Date, of the following Business IP owned or purported to be owned by a Purchased Company, indicating for each such item, as applicable, the application or registration number, date and jurisdiction of filing or issuance, and the identity of the current applicant or registered owner: (i) patents and applications therefor; (ii) trademark and service mark registrations and applications; (iii) copyright registrations and applications therefor; (iv) material unregistered trademarks; (v) material Proprietary Software; and (vi) material Internet domain names. Except as noted in Section 3.9(a) of the Disclosure Letter, a Purchased Company is the sole and exclusive owner of the Business IP set forth in Section 3.9(a) of the Disclosure Letter, free and clear of all Encumbrances (other than Permitted Encumbrances), and registered Business IP set forth in Section 3.9(a) of the Disclosure Letter is subsisting and valid and enforceable.

(b) The Business IP, together with the Retained IP and the Intellectual Property expressly or impliedly licensed to the Purchased Companies under the Ancillary Agreements, constitutes all the Intellectual Property used in, held for use in, or necessary for the conduct of the Business as currently conducted and as currently contemplated to be conducted immediately following the Closing, in all material respects, in substantially the manner conducted as of immediately prior to the Closing. The Purchased Companies have the right to use the Business IP licensed to the Purchased Companies in connection with the operation of the Business as currently conducted. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not materially alter or impair any rights of the Purchased Companies to any Business IP.

(c) Except as set forth in Section 3.9(c) of the Disclosure Letter, during the three years prior to the Effective Date, no written claim has been made by any third party against any Purchased Company (i) contesting the validity, enforceability or ownership of any of the Business IP owned by a Purchased Company, or (ii) alleging that the operation of the Business infringes, misappropriates or otherwise violates any third-party Intellectual Property, and, in the case of the preceding clauses, no such claims are threatened in writing. The operation of the Business, the use of the Business IP in connection with the operation of the Business, and the products and services of the Purchased Companies, do not infringe, misappropriate or otherwise violate, and have not during the three years prior to the Effective Date infringed, misappropriated or otherwise violated, any Intellectual Property of any third party.

(d) Except as set forth in Section 3.9(a) of the Disclosure Letter and except for the Retained IP and any Intellectual Property expressly or impliedly licensed to the Purchased Companies under the Ancillary Agreements, Parent and its Affiliates (other than the Purchased Companies) do not own or control any Intellectual Property used or held for use in the Business as currently conducted and as currently contemplated to be conducted.

(e) The Purchased Companies have taken commercially reasonable measures to protect the secrecy, confidentiality and value of all material confidential information and trade secrets in their possession within the Business IP, including by requiring all Persons who have had access to material confidential information and trade secrets, and who are not otherwise obligated to a Purchased Company to keep such information or trade secrets confidential, to enter into a written agreement including an obligation to hold in confidence such confidential information and trade secrets. To the extent that any material Business IP purported to be owned by a Purchased Company was conceived, developed or created for a Purchased Company by any current employee or any former employee, officer or director, agent or outside contractor or consultant of the Purchased Companies, all right, title and interest therein and thereto has been transferred to a Purchased Company, either by operation of law or pursuant to a written agreement which presently assigns all rights in Intellectual Property developed by or for such Purchased Company to such Purchased Company. To the Knowledge of Parent, no such employee, officer or director, agent or outside contractor or consultant has breached or is otherwise in violation of such agreement.

(f) To the Knowledge of Parent, no current or former employee, officer or director, agent or outside contractor and consultant of the Purchased Company, or of Parent or its Affiliates, has misappropriated any trade secrets or other confidential information of any other Person in the course of the performance of his or her duties in connection with the Business.

(g) No Governmental Authority, consortium, university or educational institution has sponsored or provided funding for research or development (i) in connection with any material Business IP or (ii) in connection with the Business under an agreement or arrangement with a Purchased Company that would provide such Governmental Authority, consortium, university or educational institution with any claim for ownership, use, or other “march in” rights to any material Business IP.

(h) Except as set forth in Section 3.9(h) of the Disclosure Letter, no Proprietary Software contains, is derived from, is distributed, integrated or bundled with, or links to or otherwise uses, any Open Source Software in any manner such that its use in connection with the operation of the Business (i) would require or condition (or purports to require or condition) the use or distribution of any such Proprietary Software on the disclosure, licensing or distribution of any source code for any portion of such Proprietary Software, or on the granting of any right to decompile, reverse engineer or create derivative works of any such Proprietary Software or (ii) otherwise imposes any material limitation, restriction or condition on the right or ability of the Purchased Companies to use or distribute any such Proprietary Software.

(i) No source code to any material Proprietary Software used in the Business is held in escrow with any Person under any source code escrow agreement held for the benefit of a third party. No Person has agreed to escrow, disclose, release, license, make available, or deliver such source code under any circumstance to any third party.

(j) The Business IT Systems owned by a Purchased Company do not contain (i) any computer code (including any back door, drop dead device, time bomb, Trojan horse, virus, worm, spyware or adware) designed to disrupt, disable, delete, destroy or harm in any manner the operation of any Business IT Systems owned by a Purchased Company, or the Software or data thereon, or (ii) any unauthorized feature or any other code designed or intended to have, or capable of providing or facilitating unauthorized access to, the Business IT Systems, or the Software or data thereon. The Business has implemented, and periodically tests, commercially reasonable data backup and disaster recovery measures for the Business IT Systems owned by a Purchased Company. In the three years preceding the Effective Date, the Business IT Systems (and the Software and data thereon) owned or controlled by a Purchased Company have not been subject to any material failures, crashes, or any material security breach or incidents, or unauthorized access or use.

(k) With respect to all licenses held by a Purchased Company to use third party Software or information technology systems, such Purchased Company possesses such number of licenses as is necessary to use such Software or systems without violating or breaching any provision of such license agreement, including the number of licensed seats, users, server cores or systems.

Section 3.10 Material Contracts.

(a) Section 3.10 of the Disclosure Letter sets forth a complete and accurate list, as of the Effective Date, of the following Contracts to which any Purchased Company is a party or by which any of its Assets or properties is bound (other than such Contracts set forth in, or required to be set forth in, Section 3.15(a) of the Disclosure Letter and purchase orders submitted or received in the ordinary course of business):

(i) Contracts for the purchase or sale by a Purchased Company of assets, products or services (other than Contracts for (A) the purchase of services or assets whereby such services or assets are procured through a one-time statement of work or purchase order, (B) the purchase or sale of inventory (including raw materials, work-in-process or finished goods), (C) the purchase of computer software or (D) the sale of obsolete equipment in the ordinary course of business), in each case expressly requiring payments by any party thereto in excess of $250,000 in the aggregate annually following the Effective Date or pursuant to which the Purchased Companies received or spent more than $1,000,000 in the twelve month period ended December 31, 2021;

(ii) Contracts which grant exclusive rights (other than Intellectual Property Rights, which are addressed in Section 3.10(a)(vi)) to any Person (including the exclusive right to market, distribute, sell or resell any product) or require any Purchased Company to exclusively sell any products or services to any Person or prohibit the sales of products or services by any Purchased Company to any Person;

(iii) Contracts pursuant to which rebate or similar incentive payments in excess of $500,000 in the aggregate were made or accrued during the 12-month period ended December 31, 2021;

(iv) Contracts for the lease of equipment requiring annual payments by a Purchased Company in excess of $250,000;

(v) Contracts that limit or purport to limit a Purchased Company from engaging in any line of business or competing with any Person or in any geographic area or during any period of time;

(vi) Contracts under which a license to use Business IP is (1) granted to a Purchased Company by a third party, Parent, or an Affiliate (other than a Purchased Company) or (2) granted to a third party, in each case other than (A) Contracts for non-exclusive licenses of generally commercially available components, Software or services; (B) Contracts that include nonexclusive licenses with customers, sales agents, distributors, suppliers or services providers in the ordinary course of business; or (C) non-disclosure agreements entered into the ordinary course of business.

(vii) consulting or similar independent contractor Contracts requiring annual payments by a Purchased Company in excess of $100,000;

(viii) Contracts for employment of any Business Employee providing annual compensation in excess of $125,000;

(ix) Contract or benefit plan that provides for a payment, benefit or accelerated vesting upon the execution of this Agreement or the Closing or in connection with any of the Transactions;

(x) collective bargaining agreements, labor contracts or other written agreements or arrangements with any labor union or any employee organization;

(xi) Contracts providing for payment upon the severance of any officer, individual employee, or other Person on a full-time, part-time, consulting or other basis;

(xii) sales commission agreements and similar Contracts providing for payments to any Person based on sales, purchases, or profits, other than direct payments for goods, under which such Person was entitled to payments in excess of $125,000 in the aggregate during the 12-month period ended December 31, 2021;

(xiii) Contracts pursuant to which any Purchased Company has created, incurred, assumed or guaranteed any indebtedness for borrowed money or made any loan (or granted an Encumbrance on any of its Assets), other than (A) Contracts solely between Purchased Companies and (B) Contracts entered into in connection with the Pre-Closing Restructuring (in the case of this clause (B) only to the extent that the obligations of any Purchased Company thereunder in respect of any such indebtedness for borrowed money is extinguished in full at or prior to the Closing such that no Purchased Company has any Liability with respect thereto following the Closing and no assets thereof are subject to Liens to secure such indebtedness);

(xiv) joint venture, partnership or other Contracts involving a sharing of profits, losses, costs or Liabilities with any other Person;

(xv) Contracts for capital expenditures which involve or are reasonably likely to involve aggregate expenditures by a Purchased Company of more than $1,000,000 following the Effective Date;

(xvi) Contracts for the purchase or sale of goods or services with customers and suppliers who are Material Relationships;

(xvii) Contracts for the purchase or sale of any business or line of business (whether by equity sale, asset sale, merger or otherwise), in each case, other than Contracts that do not have any material continuing indemnity or other material obligations (contingent or otherwise);

(xviii) Contracts requiring any Purchased Company to purchase all or a specified portion of the requirements of the Business from any particular Person or Persons;

(xix) Contracts entered into since January 1, 2019 that involve resolution or settlement of any actual or threatened litigation, arbitration, regulatory proceeding or other dispute for an amount greater than $125,000;

(xx) Contracts with a Material Relationship or that are otherwise material to the Business, taken as a whole, and that contain a provision of the type commonly referred to as a “most favored nation” provision for the benefit of a Person other than any Purchased Company; and

(xxi) Contracts with any Governmental Authority.

(b) Each Contract set forth in, or required to be set forth in, Section 3.10 of the Disclosure Letter, together with all amendments thereto (together with the Leases, each, a “Material Contract”) is a legal, valid and binding obligation of a Purchased Company and, to the Knowledge of Parent, each other party thereto, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. No Purchased Company is in breach or default of, or has received any written notice of any breach, default or event that, with notice or lapse of time, or both, would constitute a breach or default by such Person under any Material Contract, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Purchased Companies, taken as a whole, or otherwise materially interfere with the conduct of the Business, taken as a whole, in substantially the manner currently conducted. To the Knowledge of Parent, no other party to a Material Contract is in breach or default of such Material Contract, or has threatened breach or default, except for any such breaches defaults that would not reasonably be expected, individually or in the aggregate, to result in a material Liability to the Purchased Companies, taken as a whole, or otherwise materially interfere with the conduct of the Business, taken as a whole, in substantially the manner currently conducted. Parent has made available to Purchaser a true and complete copy of each Material Contract.

Section 3.11 Title to Assets; Sufficiency of Assets.

(a) Each Purchased Company has good and valid title to, or a valid and enforceable leasehold interest in, the Assets owned or leased by such Purchased Company, free and clear of Encumbrances other than Permitted Encumbrances. Such Assets are, in all material respects, in good operating condition and repair, ordinary wear and tear excepted.

(b) Except (i) as set forth in Section 3.11(b) of the Disclosure Letter, (ii) the Retained IP and (iii) for the services and rights to be provided to Purchaser and its Affiliates pursuant to the Transition Services Agreement, the Assets of the Purchased Companies constitute all of the Assets necessary to conduct the Business immediately following the Closing, in all material respects, in the manner conducted as of immediately prior to the Closing.

Section 3.12 Litigation. There is no Action pending, or to the Knowledge of Parent, threatened (and, during the three-year period preceding the Effective Date, there has not been any Action) against or by any Purchased Company, which would, if decided adversely to the Purchased Companies, prohibit, restrain or materially delay the Transactions or reasonably be expected to result in Liability to the Purchased Companies in excess of $100,000 or otherwise materially interfere with the conduct of the Business, taken as a whole, in substantially the manner currently conducted. During the three-year period prior to the Effective Date, no Purchased Company has been permanently or temporarily enjoined or barred by order, judgment, decree or injunction of any Governmental Authority (each, an “Order”) from engaging in or continuing any conduct or practice that is material to the operation of the Business. There is no outstanding Order requiring any Purchased Company to take, or refrain from taking, action with respect to the Business, and no Purchased Company (or Affiliate of Parent with respect to the Business) is in default or violation of any Order.

Section 3.13 Compliance with Laws; Permits. The Purchased Companies are, and during the three years prior to the Effective Date have been, in compliance with all Laws applicable to the Purchased Companies, except for such non-compliance that has not resulted in, and would not reasonably be expected to result in, a material Liability to the Purchased Companies, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. Except as set forth on Section 3.13 of the Disclosure Letter, no Purchased Company or any Affiliate of Parent in respect of the Business has received in the three-year period prior to the Effective Date any written notice from any Governmental Authority regarding any actual, alleged or potential violation by a Purchased Company or any Affiliate of Parent in respect of the Business of, or failure by a Purchased Company or an Affiliate of Parent with respect to the Business to comply with, any applicable Law. Section 3.13 of the Disclosure Letter sets forth a list of all Permits held by the Purchased Companies that are material to the conduct of the Business. All such Permits are in full force and effect in all material respects and no Purchased Company has received in the three-year period prior to the Effective Date any written or, to the Knowledge of Parent, oral notice of any suspension, modification, revocation, cancellation or non-renewal, in whole or in part, of any such Permit, except as would not reasonably be expected to result in material Liability to the Purchased Companies, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted.

Section 3.14 Taxes.

(a) All material Tax Returns required to be filed (taking into account any applicable extension of time within which to file) prior to the Effective Date by, or with respect to, the Purchased Companies, have been timely filed, and such Tax Returns, as amended, are true, correct and complete in all material respects.

(b) All Taxes due and payable by or with respect to the Purchased Companies have been timely paid (whether or not shown on any Tax Return).

(c) All material Taxes that a Purchased Company has been required to collect or withhold in connection with the Business have been duly collected or withheld and have been timely and duly paid to the proper Governmental Authority or, if not yet due, properly set aside for such purpose.

(d) Other than waivers that are no longer in force, no statute of limitations in respect of Income Taxes of the Purchased Companies has been waived. There is no outstanding request for or grant of any extension of time within which to pay any Income Taxes or file any Income Tax Returns (other than automatic filing extensions granted in the ordinary course).

(e) There are no Encumbrances for Taxes upon any Asset of any Purchased Company, other than Permitted Encumbrances.

(f) None of the Purchased Companies has any material Liability for the Taxes of any Person (other than such Purchased Company, Parent, or Parent’s Affiliates) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), (ii) as a transferee or successor, or (iii) under any Tax sharing, indemnity, allocation or other similar Contract, except, in each case, for any commercial Contracts entered into in the ordinary course of business that do not primarily relate to Taxes.

(g) None of the Purchased Companies has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(h) None of the Purchased Companies has constituted either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code during the five years prior to the Effective Date.

(i) None of the Purchased Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for the post-Closing portion of any Straddle Tax Period or Post-Closing Tax Period as a result of (i) any change in method of accounting for a Pre-Closing Tax Period, including pursuant to Section 481(a) of the Code, (ii) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law) made with respect to any Pre-Closing Tax Period, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing, (v) prepaid amount received or deferred revenue accrued prior to the Closing, or (vi) Section 965 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), including by reason of the election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(j) None of the Purchased Companies is or has been within the five-year period described by Section 897(c)(1) of the Code a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(k) There is no Action, audit or claim that is presently in progress or threatened in writing against, or with respect to, any Purchased Company in respect of any Tax, Tax Return, or assessment, nor has any claim for additional Tax or assessment been asserted by any Taxing Authority. No deficiency or adjustment has been proposed, asserted, assessed or threatened in writing by any Taxing Authority against or with respect to any Purchased Company.

(l) The Purchased Companies have collected all appropriate sales and use Taxes or have obtained the appropriate exemption certificates to exempt the Purchased Companies from collecting any sales or use Tax that would otherwise be due.

(m) Section 3.14(m) of the Disclosure Letter sets forth each jurisdiction in which the Purchased Companies file income Taxes. No Purchased Company is or has been subject to Tax in any jurisdiction other than the country of its incorporation or formation by virtue of having a permanent establishment or a fixed place of business in that jurisdiction or otherwise and no Purchased Company is or has been subject to Tax in any state where it does not file Tax Returns. No written claim has been made by any Taxing Authority in a jurisdiction where a Purchased Company has not filed a Tax Return that such Purchased Company is or may be subject to Tax by such jurisdiction, nor has any such assertion been threatened in writing.

(n) Section 3.14(n) of the Disclosure Letter lists each Purchased Company that is a party to or bound by any closing agreement, private letter rulings, technical advance memoranda, offer in compromise, or any other agreement or arrangement with any Taxing Authority, and for which there are any outstanding request for such rulings or agreements.

(o) No Purchased Company has (i) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, or (ii) otherwise deferred any Taxes (including the employee portion of any payroll Taxes) or changed any material Tax practice or filed an amended Tax Return under, or in response to any, COVID-19 Measure.

(p) Section 3.14(p) of the Disclosure Letter lists the current U.S. federal and state income Tax classification of each of the Purchased Companies.

Section 3.15 Employee Benefit Plans.

(a) Section 3.15(a) of the Disclosure Letter lists each material Employee Benefit Plan in which Business Employees participate and denotes with an asterisk (*) those Employee Benefit Plans maintained or sponsored by a Purchased Company on a stand-alone basis or under which a Purchased Company has a contractual obligation (each such plan, a “Target Benefit Plan”). For the sake of clarity, an Employee Benefit Plan that is maintained or sponsored by Parent or a Subsidiary of Parent (other than the Purchased Companies) under which a Purchased Company’s obligation is limited to contributions to such plan as a participating employer and that does not automatically transfer with a Purchased Company to Purchaser is not a Target Benefit Plan. With respect to each Employee Benefit Plan that is not a Target Benefit Plan, Parent has made available to Purchaser current copies of the plan document or summaries thereof. With respect to each Target Benefit Plan, Parent has made available to Purchaser a true and complete copy of: (i) each writing constituting a part of such Target Benefit Plan and all amendments thereto, including all plan documents or summaries thereof, material employee communications, benefit schedules and insurance contracts; and (ii) in the case of a Target Benefit Plan applicable to the employees in Mexico, the submittal before the tax authorities (SAT) of the general benefits plan for its deductibility (or the equivalent thereof under applicable Law).

(b) No Purchased Company contributes on behalf of any employee or former employee of the Business to a multiemployer plan within the meaning of ERISA Section 3(37) or a multi-employer pension plan for the purposes of applicable Canadian minimum pension standards legislation, such as the Pension Benefits Act (Ontario) (a “Multiemployer Plan“). Except as listed in Section 3.15(b) of the Disclosure Letter, no Employee Benefit Plan is (i) subject to Title IV of ERISA or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and none of the Company and any ERISA Affiliate has withdrawn at any time within the preceding six years from any Multiemployer Plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that would reasonably be expected to result in any such liability to a Purchased Company.

(c) No event has occurred and no condition exists that would subject a Purchased Company by reason of their affiliation with any ERISA Affiliate to any (i) Tax, penalty, fine, (ii) lien, or (iii) other liability imposed by ERISA, the Code or other applicable Laws, in each case, in respect of any employee benefit plan maintained, sponsored, contributed to, or required to be contributed to by any ERISA Affiliate (other than the Purchased Companies).

(d) Each Employee Benefit Plan that is intended to qualify under Code Section 401(a) has either received a favorable determination letter from the IRS as to its qualified status or the remedial amendment period for such Employee Benefit Plan has not yet expired, and each trust established in connection with any Employee Benefit Plan which is intended to be exempt from federal income taxation under Code Section 501(a) is so exempt, and to the Knowledge of Parent nothing has occurred with respect to the operation of any such plan which would likely cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code. With respect to each Target Benefit Plan that covers Business Employees that are not employed in the United States, no event has occurred with respect to any such Target Benefit Plan which is Tax-qualified or registered under Law which would result in the revocation or loss of such Tax-qualified status or registration of such Employee Benefit Plan, or which would entitle any Person (without the consent of the sponsor of such Employee Benefit Plan) to wind up or terminate any such Employee Benefit Plan, in whole or in part.

(e) Each Target Benefit Plan has been established, administered, maintained and funded in compliance with the material terms thereof and in compliance in all material respects with all applicable Laws. All premiums due or payable with respect to insurance policies funding any Target Benefit Plan have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Financial Statements.

(f) With respect to the Business Employees, none of the Employee Benefit Plans provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA, any other applicable law and at the expense of the participant or the participant’s beneficiary. To the Knowledge of Parent, there has been no material violation of the “continuation coverage requirement” of “group health plans” anticipated to result in excises taxes, fines or liability under Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Employee Benefit Plan to which such continuation coverage requirements apply.

(g) There are no pending or, to the Knowledge of Parent, threatened actions, claims or lawsuits against or relating to the Target Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Target Benefit Plans with respect to the operation of such plans (other than routine benefits claims). No Target Benefit Plan is presently under audit or examination (nor has written notice been received of a potential audit or examination) by any Governmental Authority.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due to any Business Employee or any current or former employee of a Purchased Company or with respect to any Employee Benefit Plan; (ii) increase any benefits otherwise payable under any Employee Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) to the Knowledge of Parent, result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or section 4975 of the Code. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from a Purchased Company as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, be an “excess parachute payment” within the meaning of Section 280G of the Code.

(j) Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and has been administered in compliance with Section 409A of the Code.

(k) Each Target Benefit Plan that is subject to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Affordable Care Act”) has been established, maintained and administered in compliance with the requirements of the Affordable Care Act.

(l) All Target Benefit Plans subject to the laws of any jurisdiction outside of the United States (i) if they are intended to qualify for special tax treatment, meet all requirements for such treatment, and (ii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(m) With respect to any Employee Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), including the Newell Brands Supplemental Employee Savings Plan, benefits or accounts of the Business Employees who are participating under such plan fully vested, and no events have occurred and no circumstances exist that would reasonably be expected to result in any liability to a Purchased Company.

Section 3.16 Employee and Labor Matters.

(a) There are no collective bargaining agreements or Contracts with labor organizations, unions or works councils governing the terms and conditions of employment of any Business Employee. To the Knowledge of Parent, there are not any activities or proceedings of any labor union to organize any such employees.

(b) With respect to the Business Employees, each of the Purchased Companies is, and has been, in compliance in all material respects with all applicable Laws respecting employment, employment practices, labor, and terms and conditions of employment, including all applicable Laws relating to wages, hours, overtime, employment standards, collective bargaining, employment discrimination, human rights, civil rights, affirmative action, occupational safety and health, workers’ compensation, language of work, plant closings, pay equity, classification of employees and independent contractors, and the collection and payment of withholding and/or social security, housing fund and retirement Taxes. Each of the Purchased Companies has met in all material respects all requirements required by Law or regulation relating to the employment of foreign citizens, including all requirements of Form I-9 in the United States, and to the Knowledge of Parent none of the Purchased Companies currently employs, or has ever employed, any Person who was not permitted to work in the jurisdiction in which such Person was employed.

(c) There are no Actions pending or, to the Knowledge of Parent, threatened against the Purchased Companies or Parent brought by or on behalf of any current or former Business Employee, relating to any such Laws which would reasonably be expected to result in material Liability to the Purchased Companies, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. During the past 36-month period, there has not been and there is not presently pending or, to the Knowledge of Parent, threatened any labor strike, material slowdown or material work stoppage or lockout by Business Employees. There is no representation claim or petition pending before any applicable Governmental Authority, and there are no charges with respect to or relating to the Purchased Companies or Parent brought by or on behalf of any current or former Business Employee pending before any applicable Governmental Authority responsible for the prevention of unlawful employment practices.

(d) None of the Purchased Companies are, or have been in the last three years, party to any Contract with the United States government or any department or agency thereof, as a result of which (and other than as a result of its affiliation with Parent or its Affiliates) a Purchased Company would be, or would have been, subject to Executive Order 11246, the Vietnam Era Veterans’ Readjustment Assistance Act of 1974 or Section 503 of the Rehabilitation Act of 1973, or otherwise subject to the jurisdiction of the U.S. Office of Federal Contract Compliance Programs. Each of the Purchased Companies is, and has been, in compliance in all material respects with all applicable requirements under Executive Order 11246, the Vietnam Era Veterans’ Readjustment Assistance Act of 1974 or Section 503 of the Rehabilitation Act of 1973.

(e) The Purchased Companies have paid, as applicable, all of its current or former directors, officers, employees, consultants or other service providers for any wages, fees, salaries, commissions, bonuses, or other direct compensation for services performed by them or amounts required to be reimbursed to such directors, officers, employees, consultants and other service providers or in payments owned upon any termination of such person’s employment or service.

(f) None of the Purchased Companies have effectuated a “plant closing” or “mass layoff” (as defined in the United States Worker Adjustment and Retraining Notification Act, or any similar Law) or taken any other action that would trigger notice or liability under any state, local or foreign plant closing notice Law. Each of the Purchased Companies is, and has been, in compliance with the Worker Adjustment Retraining Notification Act of 1988, as amended and each similar state or local Law.

(g) To Knowledge of Parent, no Business Employee or individual independent contractor of any Purchased Company is bound by any contract (including licenses, covenants or commitments of any nature) or subject to any judgment, decree or order of any Governmental Authority that would materially interfere with the use of such Person’s best efforts to promote the interests of the Purchased Companies or that would materially conflict with the Purchased Company’s business as currently conducted.

(h) To the Knowledge of Parent, in the last five years, no allegations of sexual harassment have been made to a Purchased Company against any Business Employee at a level of Band 6 or above.

(i) Section 3.16(i) of the Disclosure Letter sets forth a complete and accurate list, as of February 4, 2022, of each Business Employee, other than hourly manufacturing or distribution employees of Electronica BRK de Mexico S.A. de C.V. or hourly manufacturing or distribution employees at the El Paso distribution facility (anonymized to the extent required by applicable Law), including such employee’s position, title, hire date, location (country and applicable state or province), employing entity, full-time or part-time status, current leave status, annual salary or base hourly wage rate, current year target incentive compensation opportunity (including any commission plan in which such individual participates), accrued vacation, paid-time-off and sick leave, whether such employee is classified as exempt or non-exempt for wage and hour purposes and whether such employee is on a long-term leave of absence or an employer-sponsored visa.

(j) Each Person employed by a Purchased Company meets the criteria in clause (ii) of the definition of “Business Employee” as to his or her business time (disregarding the employing entity) or of an Inactive Business Employee.

Section 3.17 Environmental Matters.

(a) Except for matters that would not reasonably be expected to result in a material Liability to the Purchased Companies, taken as a whole, or otherwise materially interfere with the conduct of the Business as currently conducted:

(i) each of the Purchased Companies possesses, and has in the past three years possessed, all Environmental Permits required by applicable Environmental Laws and is, and in the past three years has been, in compliance with all Environmental Permits held by such Purchased Company;

(ii) each of the Purchased Companies is, and in the past three years has been, in compliance with all Environmental Laws and, to the Knowledge of Parent, there are no circumstances or conditions at any properties owned, leased, operated or used by any Purchased Company or resulting from any Purchased Company’s operations that would reasonably be expected to result in noncompliance with any Environmental Laws by any Purchased Company;

(iii) no Purchased Company has received in the three-year period prior to the Effective Date any written notice or information request asserting Liability under any Environmental Laws, or revoking, adversely modifying or refusing renewal of, or threatening any of the foregoing with respect to, any Environmental Permit held by such Purchased Company (other than written notices with respect to matters that have been settled, dismissed, paid or otherwise resolved without ongoing obligations or costs prior to the Effective Date);

(iv) except for waste disposal Contracts executed in the ordinary course of business, no Purchased Company has explicitly assumed, undertaken or provided an indemnity with respect to any Liability or obligation of any other Person relating to Hazardous Substances or Environmental Law and no Purchased Company has entered into or is subject to any outstanding Order under any Environmental Law regarding the Business, any Owned Real Property, or any Leased Real Property;

(v) there have been no Releases caused by the actions of any Purchased Company at, in, on, from, to or underneath any Owned Real Property or Leased Real Property or, to the Knowledge of Parent, caused by the actions of any other Person at, in, on, from, to or underneath such real properties, that has caused environmental contamination at such real properties that is reasonably likely to result in an obligation of a Purchased Company to investigate, clean up, remediate, contain or in any other way address such environmental contamination under any Environmental Law or result in Liability with respect to such environmental contamination under any Environmental Law; and

(vi) no Action arising under Environmental Law is pending or, to the Knowledge of Parent, threatened against any Purchased Company and, to the Knowledge of Parent, no condition, event, or circumstance exists that would reasonably be expected to give rise to any such Action against any Purchased Company.

(b) Parent has made available to the Purchaser complete and correct copies of all material studies, audits, assessments, reports, data, memoranda and investigations from the three year period ending on the Effective Date in its possession or control relating to the environmental condition of the properties or Business of the Purchased Companies, or the compliance (or noncompliance) by the Purchased Companies with Environmental Laws.

Section 3.18 Significant Customers and Suppliers. Section 3.18 of the Disclosure Letter sets forth a complete and accurate list of each of the ten largest customers and ten largest suppliers of the Business, taken as a whole (such customers and suppliers, the “Material Relationships”), as determined, in the case of customers, by payments by each such customer and, in the case of suppliers, by payments by the Purchased Companies, in the aggregate, to each such supplier during the nine months ended September 30, 2021 and the twelve months ended December 31, 2020. Since January 1, 2020, there has not been any written notice or, to the Knowledge of Parent, any oral notice, from any such Material Relationship that (a) such Material Relationship has terminated or canceled or intends to terminate, cancel or not renew any Contract between the Business and any such Material Relationship or (b) such Material Relationship intends to materially modify its relationship with the Business in a manner that would be materially adverse to the Business.

Section 3.19 Certain Regulatory Matters.

(a) None of the Business, the Purchased Companies or, to the Knowledge of Parent, any of the directors, officers, employees, attorneys, investment bankers, representatives, advisors or other agents of the Purchased Companies acting on their behalf, has, in the three-year period preceding the Effective Date, taken any action that would cause any of the foregoing to be in violation of any of the applicable provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (the “FCPA”), the U.S. Travel Act, U.K. Bribery Act of 2010, Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and all applicable anti-bribery, anti-corruption and anti-money laundering laws (collectively, hereinafter, the “Anti-Corruption Laws”).

(b) None of the Business, the Purchased Companies or, to the Knowledge of Parent, any of the directors, officers, employees, attorneys, investment bankers, representatives, advisors or other agents of the Purchased Companies acting on their behalf, has, directly or indirectly, made, offered, promised or authorized any payment, contribution, gift or favor of anything of value, including money, property or services, (i) as a kickback, gratuity or bribe to any foreign official as defined in the FCPA, or (ii) to any political organization, or the holder of or any aspirant to any elective or appointive public office, except for personal political contributions not involving the use of funds of the Business or the Purchased Companies, in the case of clause (i) and (ii)

above, in violation of any applicable Law or in order to assist the Purchased Companies to retain business for, or direct business to, the Business. None of the Business, the Purchased Companies or, to the Knowledge of Parent, any of the directors, officers, employees, attorneys, investment bankers, representatives, advisors or other agents of the Purchased Companies acting on their behalf has received any written (or to the Knowledge of Parent, oral) notice or other communication from any Governmental Authority regarding any actual, alleged, or potential violation of, or failure to comply with, any Anti-Corruption Laws.

(c) None of the Business, the Purchased Companies or, to the Knowledge of Parent, any of the directors, officers, employees, attorneys, investment bankers, representatives, advisors or other agents of the Purchased Companies, is (i) a Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or the U.S. Department of State, (ii) a Person operating, organized or resident in a country or region which is itself the subject or target of any Sanctions (“Sanctioned Country”), or (iii) any Person owned or controlled by any Person or Persons specified in (i) or (ii) above or otherwise the target of Sanctions (together, “Sanctioned Persons”). Each of the Business, the Purchased Companies and, to the Knowledge of Parent, each of the directors, officers, employees, attorneys, investment bankers, representatives, advisors or other agents of the Purchased Companies, are in compliance with applicable Sanctions in all material respects and are not, to the Knowledge of Parent, engaged in any activity that would reasonably be expected to result in the Business, the Purchased Companies, or any of their respective directors, officers, employees, attorneys, investment bankers, representatives, advisors or other agents being designated as a Sanctioned Person. Neither the Business nor any of the Purchased Companies is engaged directly in any business or transactions with any Sanctioned Person or in any Sanctioned Country, or to the Knowledge of Parent, engaged in any indirect business or transactions with any Sanctioned Person or in any Sanctioned Country in any manner that would result in the violation of Sanctions by the Business or the Purchased Companies.

(d) The Business and each Purchased Company is in compliance in all material respects with applicable export and re-export control laws and regulations, including the Export Administration Regulations maintained by the U.S. Department of Commerce and OFAC.

(e) (i) The Business and each Purchased Company is in compliance in all material respects with all anti-money laundering Laws and Orders (collectively, “AML Laws”), including the USA PATRIOT Act, and (ii) no Action involving the Business or any Purchased Company, with respect to AML Laws, is currently pending or, to the Knowledge of Parent, threatened which in each case would be reasonably expected to result in a material violation of this Section 3.19.

Section 3.20 Product and Service Warranties. With respect to any express warranty or guaranty as to goods sold, or services provided, by Parent or any Affiliate of Parent related to the Business or any Purchased Company (a “Warranty”), there is no pending or, to the Knowledge of Parent, threatened claim alleging any material breach of any Warranty (other than (a) as reserved against in the Balance Sheet or (b) warranty claims incurred in the ordinary course of business) that is reasonably expected, individually or together with claims for similar product failures, to result in a loss in excess of $100,000.

Section 3.21 Brokers. Except for J.P. Morgan Securities LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Purchased Company, Parent or any Seller.

Section 3.22 Insurance. Section 3.22 of the Disclosure Letter sets forth a complete and accurate list of all material current policies of insurance carried as of the Effective Date (a) by any Purchased Company or (b) that insures (i) the Business as currently conducted or (ii) the operations and assets of the Business or any Purchased Company (collectively, the “Insurance Policies”). All premiums due and payable under the Insurance Policies have been paid in a timely manner. During the three-year period prior to the Effective Date, there has been no material claim with respect to the Business under any Insurance Policy as to which coverage has been denied or disputed by the underwriters or insurers thereof.

Section 3.23 Privacy and Data Protection.

(a) The Purchased Companies are, and during the three years prior to the Effective Date have been, in compliance in all material respects with all Data Protection Requirements. For purposes of this section: (1) “Data Protection Laws” means all applicable laws pertaining to data protection, data privacy, data security, data breach notification, and cross-border data transfer; (2) “Data Protection Requirements” means all applicable (i) Data Protection Laws; (ii) privacy policies; (iii) terms of any contracts to which any Purchased Company is a party relating to its collection, use, storage, disclosure, or cross-border transfer of Personal Information; and (iv) applicable and binding industry standards or codes-of-conduct, such as the Payment Card Industry Data Security Standard (“PCI-DSS”); and (3) “Personal Information” has the same meaning as the term “personal data,” “personal information,” or the equivalent under the applicable Data Protection Requirements.

(b) The Purchased Companies have taken commercially reasonable steps, in compliance in all material respects with applicable Data Protection Requirements, including PCI-DSS, to implement technical, commercial and administrative controls to protect from unauthorized use, access, acquisition, disclosure, or modification, the operation, confidentiality, availability, integrity, and security of (i) each Purchased Company’s software, systems, and websites that are involved in the collection and/or processing of Personal Information, and (ii) Personal Information in its possession and/or control.

(c) During the three years prior to the Effective Date, the Purchased Companies have not received any subpoenas, demands, or other written notices from any Governmental Authority investigating, inquiring into, or otherwise relating to any actual or potential violation of any Data Protection Law and, to the Knowledge of Parent, is not under investigation by any Governmental Authority for any actual or potential violation of any Data Protection Law. No notice, complaint, claim, enforcement action, or litigation of any kind has been served on, or initiated, against any Purchased Company under any Data Protection Requirement.

(d) During the three years prior to the Effective Date, the Purchased Companies have not experienced any failures, crashes, security breaches, unauthorized access, use, or disclosure, or other adverse events or incidents related to Personal Information that (i) would require notification of individuals, law enforcement or any Governmental Authority, or any other implicated party, or otherwise require any remedial action, under any applicable Data Protection Requirement, or (ii) have caused any substantial disruption of or interruption in the use of the Purchased Companies’ software, equipment or systems.

Section 3.24 Inventory. All Business Inventory consists, in all material respects, of a quality and quantity usable and salable in the ordinary course of business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established in accordance with the Accounting Principles. All Business Inventory is owned by the Purchased Companies free and clear of all Encumbrances (other than Permitted Encumbrances), and, except as set forth on Section 3.24 of the Disclosure Letter, no Business Inventory is held on a consignment basis.

Section 3.25 Recalls. In the three-year period prior to the Effective Date, (a) none of the Business, any of the Purchased Companies or, to the Knowledge of Parent, their respective component suppliers, has conducted a (i) recall or (ii) formal investigation with respect thereto which involved the retention of external advisors or lasted for more than four weeks of (A) any products sold by or on behalf of the Business or the Purchased Companies (or any components contained in or a part of such products) or (B) any products developed by the Business or the Purchased Companies (or any components contained in or a part of such products) and (b) to the Knowledge of Parent, no third party has conducted a (i) recall, or (ii) formal investigation of any such products which involved the retention of external advisors or lasted for more than four weeks. Neither the Business nor any of the Purchased Companies, nor to the Knowledge of Parent, their respective component suppliers, has any plans to conduct a (i) recall, or (ii) any formal investigation with respect thereof of any such products.

Section 3.26 Disclaimer of Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article III (as modified by the Disclosure Letter) and the Ancillary Agreements, neither Parent nor any other Person has made, makes or will be deemed to make any other representation or warranty of any kind whatsoever (express or implied, written or oral, at Law or in equity) on behalf of Parent or any of its Affiliates regarding the Purchased Companies, the Business, the Purchased Equity Interests or the Transactions, and Parent hereby disclaims all other representations and warranties of any kind whatsoever, express or implied, written or oral, at Law or in equity. Except for the representations and warranties expressly set forth in this Article III (as modified by the Disclosure Letter) and the Ancillary Agreements, Parent hereby disclaims all Liability and responsibility for all projections, forecasts, future success, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Purchaser or any of Purchaser’s Affiliates or any Representatives of Purchaser or any of its Affiliates, including omissions therefrom.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Parent as follows:

Section 4.1 Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to carry on its businesses as it is now being conducted. Purchaser is duly qualified to do business (where such concept is applicable) in each jurisdiction where the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to interfere with, prevent or materially delay the ability of Purchaser to enter into and perform its obligations under this Agreement or consummate the Transactions.

Section 4.2 Authorization, Validity and Execution. Purchaser has all corporate or equivalent organizational power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which Purchaser is a party, and the consummation of the Transactions, have been duly and validly authorized by Purchaser. This Agreement has been duly executed by Purchaser, and each Ancillary Agreement to be executed by Purchaser will be on or prior to the Closing Date duly executed and delivered by Purchaser and, assuming the due execution of those agreements by Parent or a Seller (as applicable), this Agreement and the Ancillary Agreements is or will be a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their terms, subject to the Bankruptcy and Equity Exception.

Section 4.3 Consents and Approvals; No Violations. The execution by Purchaser of this Agreement and the Ancillary Agreements, and the consummation by Purchaser of the Transactions will not (a) violate the provisions of any Organizational Document of Purchaser; (b) violate any Law of any Governmental Authority by which Purchaser is bound; or (c) assuming compliance with the matters referred to in Section 4.4, require any consent or approval of, or the giving of any notice to, or filing with, any Governmental Authority or other Person on or prior to the Closing Date, excluding from the foregoing clause violations, consents, approvals, notices and filings the absence of which would not reasonably be expected to materially interfere with, prevent or materially delay the ability of Purchaser to enter into and perform its obligations under this Agreement or consummate the Transactions.

Section 4.4 Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the Transactions require no action by or in respect of, or consent from or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and other Antitrust Laws and (b) any such action or filing the failure of which to be made or obtained would not reasonably be expected to materially interfere with, prevent or materially delay the ability of Purchaser to enter into and perform its obligations under this Agreement or consummate the Transactions.

Section 4.5 Litigation. There are no (a) outstanding Orders pending, or to the knowledge of Purchaser, threatened against Purchaser that would reasonably be expected to materially interfere with, prevent or materially delay the ability of Purchaser to enter into and perform its obligations under this Agreement or consummate the Transactions; or (b) Actions pending or, to the knowledge of Purchaser, threatened against Purchaser that would reasonably be expected to materially interfere with, prevent or materially delay the ability of Purchaser to enter into and perform its obligations under this Agreement or consummate the Transactions.

Section 4.6 Financial Capability. Purchaser has, and will have available to it at the Closing, on an unconditional basis, the financial capability and all sufficient cash on hand (through existing credit agreements and otherwise) necessary and sufficient to complete each of the Transactions and to pay all fees and expenses of or payable by Purchaser, and any other amounts required to be paid by it in connection with the consummation of the Transactions.

Section 4.7 Brokers. Except for Centerview Partners LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

Section 4.8 Disclaimer of Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article IV, neither Purchaser nor any other Person has made, makes or will be deemed to make any other representation or warranty of any kind whatsoever (express or implied, written or oral, at Law or in equity) on behalf of Purchaser regarding the Transactions, and Purchaser hereby disclaims all other representations and warranties of any kind whatsoever, express or implied, written or oral, at Law or in equity.

Section 4.9 Acknowledgements. Purchaser acknowledges and agrees that it (a) has completed such inquiries and investigations as it has deemed appropriate into, and, based thereon, has formed an independent judgment concerning, the Purchased Companies, the Purchased Equity Interests and the Business and (b) has been furnished with, or given access to, all such projections, forecasts, estimates, appraisals, statements, promises, advice, data or information about the Purchased Companies, the Purchased Equity Interests and the Business, as it has requested. Purchaser further acknowledges and agrees that the only representations and warranties made by Parent are the representations and warranties expressly set forth in Article III (as modified by the Disclosure Letter) and the Ancillary Agreements, and Purchaser has not relied upon any other express or implied representations, warranties or other projections, forecasts, estimates, appraisals, statements, promises, advice, data or information made, communicated or furnished by or on behalf of Parent or any of its Affiliates, any Representatives of Parent or any of its Affiliates or any other Person, including any projections, forecasts, estimates, appraisals, statements, promises, advice, data or information made, communicated or furnished by or through management presentations, data rooms (electronic or otherwise) or other due diligence information, and that Purchaser will not have any right or remedy arising out of any such representation, warranty or other projections, forecasts, estimates, appraisals, statements, promises, advice, data or information. Notwithstanding the foregoing or anything in this Agreement to the contrary, in no event shall anything herein preclude or limit a claim by Purchaser for Fraud.

ARTICLE V

CERTAIN AGREEMENTS

Section 5.1 Conduct of Business. During the period between the Effective Date and the earlier of the Closing and the valid termination of this Agreement pursuant to its terms (the “Pre-Closing Period”), except (v) as expressly provided by this Agreement or any Ancillary Agreement or as required to effect the Transactions, (w) as required pursuant to the Pre-Closing Restructuring, (x) as set forth in Section 5.1 of the Disclosure Letter, (y) for any COVID-19 Measure or (z) as expressly consented to in writing by Purchaser (which consent will not be unreasonably withheld, conditioned or delayed with respect to subsections (d)(iv), (vii) (other than with respect to the Contracts referenced in the proviso, for which Purchaser may withhold, condition or delay its consent in its sole discretion), (ix) or (xii) below), Parent will, and will cause each Purchased Company and the other Seller to (a) conduct the Business in the ordinary course of business, (b) use commercially reasonable efforts to preserve intact in all material respects the assets, operations, organization and goodwill of the Business, and its relationships with material customers and suppliers, (c) continue to make capital expenditures with respect to the Business in the ordinary course of business, and (d) not do any of the following:

(i) sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber or authorize the sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of or on any Assets of a Purchased Company or the Business (excluding the Business IP, provision for which is made in Section 5.1(d)(viii)), other than (A) any dividend of cash from a Purchased Company or (B) any sale of inventory (including any finished goods or work-in-process), obsolete equipment or Assets with de minimis value, in each case, in the ordinary course of business;

(ii) acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any Person or any division thereof or any assets that would be material assets of the Purchased Companies or the Business, taken as a whole, other than inventory, machinery, equipment, furniture, furnishings, fixtures and other tangible personal property in the ordinary course of business;

(iii) issue, sell, transfer, pledge, dispose of, split, combine, reclassify, redeem, repurchase, acquire (directly or indirectly) or encumber any Equity Interests of any Purchased Company (including any rights or options to acquire any Equity Interests thereof), other than issuances of Equity Interests to an existing equityholder that is a Seller or a Purchased Company but only so long as all of the outstanding Equity Interests of the Company are transferred to Purchaser at the Closing and all of the outstanding Equity Interests of the other Purchased Companies are owned, directly or indirectly, by the Company at the Closing;

(iv) in each case of the following to the extent it relates to the Business, (A) change its financial accounting or Tax reporting or accounting principles, methods or policies, except as required by a change in GAAP or any applicable Law, (B) make, change or revoke any Tax election or method of accounting on which Tax reporting is based, (C) amend any Tax Return, (D) settle any Tax Proceeding, (E) fail to pay any material Taxes due, (F) surrender any right to claim a Tax refund, (G) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, (H) seek or file for an extension for the filing of any Tax Return (other than automatic extensions), or (I) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) or file any request for rulings or special Tax incentives with any Taxing Authority;

(v) other than as required (1) to comply with applicable Law, (2) by the terms of any Employee Benefit Plan in effect on the Effective Date, or (3) by the terms of any Contract of Parent or any of its Subsidiaries in effect on the Effective Date, the existence of which does not constitute a breach of any representation, warranty or covenant in this Agreement (A) enter into, adopt, amend or terminate any Target Benefit Plan (or any plan, program, agreement or arrangement that would be a Target Benefit Plan if in effect on the date hereof), or grant, amend or terminate any awards thereunder or under any Employee Benefit Plan, (B) grant or announce any increase in the salaries, wage rates, target bonus opportunities, equity based compensation, severance, termination, retention or change in control pay, or other compensation or benefits payable or to become payable to any current or former Business Employee or other individual service provider of any Purchased Company (other than as set forth on Section 5.1(d)(v) of the Disclosure Letter), or change any annual bonus eligibility of any Business Employee under any applicable Employee Benefit Plan, (C) increase or accelerate the vesting or payment of any compensation or benefits payable or available to any current or former Business Employee or individual service provider of any

Purchased Company, (D) fund any payments or benefits that are payable or to be provided under any Target Benefit Plan other than in than in the ordinary course of business, (E) institute a reduction in force, job elimination or similar termination program, terminate (other than for cause), promote or change the title of any Business Employee or individual service provider of any Purchased Company (retroactively or otherwise), (F) hire or engage (x) any new employee or other individual service provider of any Purchased Company, other than to fill positions in the United States or Mexico that are vacant in the ordinary course of business of the Purchased Companies and provided that (1) such person’s initial annual base compensation or base fees would not exceed $200,000 in the case of an individual in the United States or MXN 500,000 in the case of an individual in Mexico, as applicable, and (2) the compensation and benefits offered to such person are substantially comparable to the compensation and benefits that the Purchased Company has historically provided to employees or individual service providers in similar positions, or (y) any individual who would be a Business Employee by reason of clause (ii) of the definition of “Business Employee”, (G) transfer the employment of (x) any employee of Parent or its Affiliates (other than the Purchased Companies) into a Purchased Company or (y) any employee of a Purchased Company into Parent or its Affiliates (other than the Purchased Companies), or (H) make any loan to any present or former employee or other individual service provider of the Purchased Company or Business Employees (other than advancement of expenses in the ordinary course of business);

(vi) except as required by applicable Law, enter (or commit to enter) into, amend, terminate or extend any collective bargaining agreement or agreement with a works council or other union (or enter into negotiations to do any of the foregoing), in each case to the extent it relates to the Business or if a Purchased Company is a party thereto or bound thereby;

(vii) (A) amend or modify in any material respect or terminate (partially or completely), or enter into any agreement to amend or modify in any material respect or terminate (partially or completely), any of the Permits (including Environmental Permits) or any of the Material Contracts or (B) enter into any Contract that if in effect on the Effective Date would be a Material Contract, in each case of clauses (A) and (B), other than, in the case of any Material Contract not of a type described in Sections 3.10(a)(ii), (a)(v) or (a)(xiii) and otherwise subject to the other limitations set forth in this Section 5.1, in the ordinary course of business; provided that, in no event shall any of the Material Contracts listed on Section 5.01(d)(vii) of the Disclosure Letter be amended, modified or terminated;

(viii) except as set forth in Section 5.01(d)(viii) of the Disclosure Letter, grant any rights to, assign, transfer, abandon, dedicate to the public or let lapse any Business IP owned or exclusively licensed by a Purchased Company, other than nonexclusive licenses granted in the ordinary course of business;

(ix) enter into any settlement, or offer or propose to enter into any settlement, (A) in respect of the Specified Litigation listed on Section 5.01(d)(ix) of the Disclosure Letter (the “Identified Specified Litigation”), (B) that would materially and adversely affect the validity or enforceability of any material Business IP or materially restrict the right of the Purchased Companies or the Business to use such Business IP, (C) pursuant to which Purchaser, the Purchased Companies or any of its Affiliates would or could be obligated to make any non-de minimis monetary payments following the Closing, (D) that includes any non-monetary obligations binding on or payable by any Purchased Company or the Business or that includes an admission of wrongdoing by any Purchased Company or the Business or (E) that would otherwise reasonably be expected to be, individually or in the aggregate, material to the Business following the Closing, including any such settlement that would limit the ability of Purchaser or any Purchased Company to conduct the Business following the Closing in any geography or in any other material respect;

(x) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Purchased Company;

(xi) amend any Organizational Document of any Purchased Company;

(xii) allow any Purchased Company to (A) create, incur, assume or guarantee any indebtedness for borrowed money or make any loans, advances or capital contributions to or investments in any Person, other than (1) such indebtedness as will be discharged prior to or at the Closing, or (2) advances of trade credit to customers in the ordinary course of business, or (B) subject any of the Equity Interests or Assets of any Purchased Company or the Business to any Encumbrance other than Permitted Encumbrances;

(xiii) cancel any material indebtedness owed to any Seller or any of the Purchased Companies in respect of the Business or waive any claims or rights of substantial value primarily related to the Business, in each case other than in the ordinary course of business; or

(xiv) agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2 Access; Personal Data.

(a) During the Pre-Closing Period, Parent will, and will cause its Affiliates involved in the Business (including the Purchased Companies) to, permit Purchaser and its Representatives to have reasonable access (taking into account applicable COVID-19 Measures) to the personnel, properties, books and records, Contracts and Permits of the Purchased Companies during normal working hours and upon reasonable advance notice, including in connection with Purchaser’s review of the Estimated Closing Adjustment Statement and Purchaser’s pursuit of the R&W Insurance Policy; provided, however, that Purchaser will not disrupt the personnel and operations of the Purchased Companies; provided, further, that (i)

nothing herein will require any Person to provide any information in any other format or otherwise to manipulate or reconfigure any data; (ii) nothing herein will require any Person to provide Purchaser with access to or copies of (A) any information that must be maintained as confidential by applicable Law or in accordance with the terms of a written agreement with a third party or (B) sensitive consumer, customer or employee information, manufacturing processes, pricing lists or other information that, in Parent’s reasonable business judgment, could violate applicable Law (provided, in each case of clauses (A) and (B), that Parent and its Affiliates will use commercially reasonable efforts to provide such information in a manner that does not violate such Law or is in accordance with such agreement); (iii) nothing herein will require any Person to provide Purchaser with access to or copies of any information that relates to any businesses or operations of Parent or its Affiliates other than the Business or the Purchased Companies; and (iv) nothing contained herein will permit Purchaser to conduct any soil, sediment, groundwater, surface water, air, building material or other intrusive sampling. All requests for access will be made to such Representatives of Parent as Parent will designate, who will be solely responsible for coordinating all such requests and access thereunder.

(b) Notwithstanding the foregoing, during the Pre-Closing Period, Purchaser and Purchaser’s Representatives will not contact or in any other manner communicate with the employees, customers and suppliers of the Purchased Companies in connection with the Transactions, except following prior consultation with and written approval from Parent or its Representatives who may (in Parent’s sole and absolute discretion) be party to any such pre-approved communications. Notwithstanding the foregoing or any other provision in this Agreement (including Section 8.5), none of Purchaser, any Affiliate of Purchaser or any Representative of Purchaser will be entitled to review or have access to any Tax Return of Parent or any Affiliate thereof or any work papers related thereto, other than those portions or excerpts thereof (or a pro forma Tax Return) relating solely to the Purchased Companies or the Business.

(c) If, following the Effective Date, Purchaser is provided or, prior to the Effective Date, was provided access to any personal data within the meaning of applicable data protection Laws, including as appropriate EU Regulation 2016/679 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (“GDPR”) or the California Consumer Privacy Act of 2018 (Cal. Civ. Code § 1798.100, et seq.) (“CCPA”), including personal data of consumers, customers, directors, employees and agents of the Business (collectively, “Personal Data”), Purchaser will use such Personal Data solely for purposes of exercising its rights and performing its obligations under this Agreement and the Ancillary Agreements and, following the Closing, in connection with the operation and ownership of the Business, and will comply with its obligations as a data controller as set out in Article 32 of GDPR, as applicable, and the corresponding provisions of the CCPA and any other applicable Laws, in respect of any Personal Data.

Section 5.3 Efforts to Close; Antitrust Clearance.

(a) In addition to the actions specifically provided for elsewhere in this Agreement or in any Ancillary Agreement, but subject to the terms and conditions set forth herein, including Section 5.3(f), Parent and Purchaser will cooperate with each other and use (and will cause their respective Subsidiaries and Affiliates to use) their reasonable best efforts, prior to the Closing Date, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary on its part under applicable Law or contractual obligations to consummate and make effective the Transactions as promptly as reasonably practicable; provided, however, that (i) neither Parent, Purchaser nor any of their respective Affiliates will be required to make any payments, incur any Liability, or offer or grant any accommodation (financial or otherwise) to any third party in connection with obtaining any consent, approval or waiver and (ii) neither Parent nor any of its Affiliates will be required to offer or agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Closing any assets, licenses, operations, rights, product lines, business or interests therein of Parent or any of its Affiliates or agree to make any changes to or restriction on, or other impairment of Parent’s or its respective Affiliates’ ability to own, operate or exercise rights in respect of, such assets, licenses, operations, rights, products lines, business or interests therein.

(b) Parent and Purchaser will, and will cause their respective Affiliates to, (i) as promptly as practicable, but in no event later than ten Business Days after the Effective Date or by such later date agreed to by Parent and Purchaser, file the required notifications with the appropriate Governmental Authorities pursuant to and in compliance with the HSR Act, and (ii) make other filings with the appropriate Governmental Authorities as are required under other applicable Antitrust Laws as soon as reasonably practicable after the Effective Date. Parent and Purchaser will, and will cause their respective Affiliates to, file as soon as practicable, any additional information reasonably requested by any Governmental Authority. Purchaser will be responsible for all filing fees under the HSR Act and under any other Antitrust Laws.

(c) Subject to the limitations set forth in Section 5.3(a) and Section 5.3(f), each of Parent and Purchaser will, and will cause their respective Affiliates to, use reasonable best efforts to (i) take all actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or under any other applicable Antitrust Laws as soon as practicable and (ii) obtain, as soon as reasonably practicable, the Governmental Approvals that may be or become necessary for the performance of their obligations under this Agreement and the Ancillary Agreements and the consummation of the Transactions and will reasonably cooperate with each other in promptly seeking the expiration or termination of such waiting periods and to obtain such Governmental Approvals, all such actions to be effective as of the Closing. Parent and Purchaser will, and will cause their respective Affiliates to, cooperate in connection with the antitrust defense of the Transactions in any investigation or litigation by, or negotiations with, any Governmental Authority or other Person relating to the Transactions or regulatory filings under applicable Antitrust Laws. Without limiting the foregoing and subject to applicable legal limitations and the instructions of any Governmental Authority, each of Parent and Purchaser agrees to, and to cause their respective Affiliates to, (A) cooperate and consult with each other in respect of the pursuit and obtaining of all Governmental Approvals required in connection with the Transactions, (B) furnish to the other such necessary information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings made or required to be made in connection with the pursuit and obtaining of all Governmental Approvals required in connection with the Transactions, (C) keep each other apprised of the status of matters relating to the completion of the Transactions as it relates to such Governmental Approvals, including promptly furnishing the other with copies of notices or other communications received by such Party from, or given by such Party to, any third party or any Governmental Authority with respect to such Transactions, (D) permit the other to review and incorporate the other’s reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining the necessary approvals for the Transactions, and (E) not to participate in any meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the Transactions unless, to the extent not prohibited by such Governmental Authority, it gives the other the opportunity to attend and observe. Parent and Purchaser agree not to, and cause their respective Affiliates not to, extend, stay or toll any waiting period or withdraw and refile any notification under any Antitrust Law or enter into any agreement with any Governmental Authority to delay, or otherwise not to consummate as soon as practicable, any of the Transactions except with the prior written consent of the other, which consent may not be unreasonably withheld.

(d) Purchaser will not, and will cause each of its Affiliates not to, (i) commit to or consummate any transaction or (ii) take any action other than in the ordinary course of business, in each case which is intended to or which would reasonably be expected to materially delay or otherwise materially adversely affect the ability of any of the Parties to obtain prompt approval or clearance for the Transactions by a Governmental Authority under any Antitrust Law.

(e) Subject to Section 5.3(f), Parent and Purchaser will, and will cause their respective Affiliates to, use their reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the Transactions so as to consummate and make effective as promptly as practicable the Transactions. In connection therewith, in the event of any Action (instituted or threatened to be instituted) challenging the Transactions as violative of any applicable Laws, Parent and Purchaser will, and will cause their respective Affiliates to, subject to Section 5.3(a) and Section 5.3(f), use their reasonable best efforts to settle, contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that delays, prohibits, prevents, or restricts consummation of the Transactions, including by actively pursuing all available avenues of administrative and judicial appeal unless, by mutual agreement, Purchaser and Parent decide that litigation or resolution by means of settlement is not in their respective best interests. Purchaser shall be entitled to direct the defense with respect to any Action, but will coordinate with Parent and consider in good faith Parent’s input on such defense. Parent shall not make any offer, acceptance or counter offer to, or otherwise engage in negotiations with, any Governmental Authority with respect to any proposed settlement, consent decree, commitment or remedy, except with the prior written consent of Purchaser.

(f) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Parties acknowledge and agree that (i) neither Purchaser nor any of its Affiliates will be required to divest or agree to divest any of their respective businesses, product lines or Assets, or take or agree to take any other action or agree to any limitation on any business, product line, or Asset of Purchaser or its Affiliates, and (ii) neither Purchaser nor any of its Affiliates (including, for the purpose of this clause, the Purchased Companies) will be required to divest or agree to divest any businesses, product lines, or Assets of the Purchased Companies or the Business, or take or agree to take any other action or agree to any limitation with respect to the Purchased Companies or the Business if such divestiture, taking such action, or agreeing to such limitation contemplated by this clause (ii) would, in the aggregate, result in a loss of revenue equal to or greater than 5% of the total sales revenue of the Business for the 12-month period ending December 31, 2021 as reflected in the most recent Financial Statements. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Parties further acknowledge and agree that neither Party nor any of its respective Affiliates shall be required to agree to any divestiture, hold separate arrangement or other disposition unless such divestiture, arrangement or disposition is conditioned on the Closing.

Section 5.4 Confidentiality.

(a) Purchaser acknowledges that the information being provided to it in connection with the Transactions is subject to the terms of a confidentiality agreement dated October 18, 2021, by and between Purchaser (or an Affiliate thereof) and Parent (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference, provided that Purchaser and its Affiliates may disclose information subject to and covered by the Confidentiality Agreement to its debt financing sources who shall be deemed “Representatives” of Purchaser thereunder. Effective upon the Closing, the Confidentiality Agreement will terminate with respect to information to the extent relating to the Business, the Purchased Companies or the Business Employees; provided, however, that Purchaser acknowledges that (i) any and all other information provided to it by Parent or its Affiliates or their Representatives concerning Parent or any of its Affiliates (other than the Purchased Companies, the Business and the Business Employees) will remain subject to the terms and conditions of the Confidentiality Agreement for the term thereof and (ii) Privileged Communications will continue to be subject to Section 12.14.

(b) During the Restricted Period, except as required by applicable Law, Parent will, and will cause its Affiliates and their respective Representatives to, subject to Section 5.4(c) and Section 12.14, keep confidential and not disclose to any Person (other than its Affiliates and its and their Representatives), any Confidential Information or use any Confidential Information other than for purposes of monitoring or enforcing its rights and remedies under this Agreement or any Ancillary Agreement. For purposes of this Agreement, “Confidential Information” means any non-public information about the Business, other than information which is or becomes generally available to the public other than as a result of a disclosure by Parent or its Affiliates or any of their respective Representatives in breach of this Section 5.4. Notwithstanding the foregoing, Purchaser agrees that Parent will, in its sole discretion, be permitted to disclose, by press release or otherwise, the Purchase Price, any gain or loss on sale associated with the Transactions and the annual sales of the Business in the aggregate.

(c) In the event that Parent or any of its Affiliates (i) is required (by deposition, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demand or similar process), in connection with any proceeding, or (ii) determines, in connection with the Specified Litigation, that it is reasonably necessary or advisable, to disclose any Confidential Information (other than Privileged Communications, which will continue to be governed by Section 12.14), Parent will give Purchaser prompt written notice of such request or requirement so that Purchaser may seek an appropriate protective order or other remedy or waive compliance with the provisions of Section 5.4(b), and Parent will reasonably cooperate with Purchaser to obtain such protective order upon Purchaser’s request and at Purchaser’s expense. If, in the absence of a protective order or the receipt of a waiver hereunder, Parent or any of its Affiliates is nonetheless required to disclose Confidential Information (other than Privileged Communications, which will continue to be governed by Section 12.14) to or at the direction of any Governmental Authority, Parent and its Affiliates may disclose such specifically requested Confidential Information to or at the direction of such Governmental Authority only after first notifying Purchaser in writing of such disclosure and, upon Purchaser’s request, after using commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such information. Notwithstanding the foregoing, Purchaser acknowledges and agrees that Parent has disclosed, and may in the future disclose, Confidential Information (other than Privileged Communications, which will continue to be governed by Section 12.14) without providing notice as required by the foregoing with respect to any proceeding disclosed in a current or periodic report filed by Parent pursuant to the Exchange Act prior to the Effective Date; provided, however, that any such Confidential Information will be provided under a protective order or with other assurance that such Confidential Information receive confidential treatment.

Section 5.5 Further Assurances. From and after the Closing, as and when requested by any Party, each Party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, at the requesting Party’s expense, all such further or other actions, as may reasonably be necessary to consummate the Transactions.

Section 5.6 Publicity. Subject to the exception set forth in the last sentence of Section 5.4(b), no Party (or any Affiliate thereof) will issue any press release or make any other public statement, in each case relating to the Transactions or this Agreement, without obtaining the prior approval of the other Party (not to be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or by any listing agreement with or listing rules of a national securities exchange or trading market or inter-dealer quotation system, in which case the Party (or Affiliate thereof) proposing to issue such press release or make such public statement will consult in good faith with the other Party and, if practicable, shall allow such other Party reasonable time to comment on such press release or public statement before issuing such press release or making such public statement, provided that the Parties and their Affiliates shall be permitted to make such press releases and public statements that are consistent, in all material respects, with any information that was made publicly available by any Party or any Affiliate thereof in accordance with the terms of this Agreement. The requirements of this Section 5.6 will be in addition to those included in the Confidentiality Agreement. Nothing contained in this Section 5.6 shall limit the right of any Party or any Affiliate thereof to commence any Action against the other Party or its Affiliates in connection the Transactions.

Section 5.7 Business Records; Cooperation. After the Closing, Purchaser (a) will reasonably cooperate with, and will afford Parent and its Affiliates and their Representatives reasonable access, during normal business hours and upon reasonable advance notice, to the books and records of the Purchased Companies (and will permit such Persons to examine and copy such books and records to the extent reasonably requested by such Person) to the extent that such books and records (i) were delivered to Purchaser pursuant to this Agreement or are otherwise in the possession of a Purchased Company and (ii) are reasonably required in connection with financial reporting and Tax matters (including financial and Tax audits and Tax contests), third-party litigation and other similar bona fide business purposes (other than in connection with a dispute, claim or litigation between Purchaser and Parent or any of their respective Affiliates); provided, that nothing herein will require any Person to provide Parent or any other Person with access to or copies of (A) any information that must be maintained as confidential by applicable Law or in accordance with the terms of a written agreement with a third party or if the provision thereof could, based on the advice of outside counsel, jeopardize the attorney-client, attorney work product or any similar privilege or (B) sensitive consumer, customer or employee information, manufacturing processes, pricing lists or other information that, in Purchaser’s reasonable business judgment, could violate applicable Law; provided, that Purchaser and its Affiliates will use commercially reasonable efforts to provide such information in a manner that does not violate such Law or is in accordance with such agreement. Purchaser will not destroy or dispose of, or permit the destruction or disposal of, any such books and records for a period of six years after the Closing without either the prior written consent of Parent or first offering in writing to surrender such books and records to Parent.

Section 5.8 Retained IP Use Phase Out. Except as otherwise provided in this Agreement or any Ancillary Agreement:

(a) “Retained IP” means all trademarks, service marks, Internet domain names, brand names, copyrights, logos, and trade, corporate or business names of Parent or its Affiliates (other than a Purchased Company), including the names “Newell Brands”, “Newell”, “Quickie” “Jarden Corporation” and “Jarden”, together with all variations and acronyms thereof and all trademarks, service marks, Internet domain names, trade, corporate or business names, trade dress, and other identifiers of source or goodwill containing, incorporating or associated with any of the foregoing, but excluding (for the avoidance of doubt) the trademarks, service marks, Internet domain names, brand names, copyrights, logos, and trade, corporate or business names First Alert, Onelink and BRK or otherwise solely related to the Business.

(b) Purchaser hereby acknowledges that all right, title and interest in and to the Retained IP is owned exclusively by Parent and its Affiliates (other than the Purchased Companies), and that, except as expressly provided below or in any Ancillary Agreement, Purchaser has no rights, and is not acquiring any rights, to use the Retained IP.

(c) Purchaser will cause the Purchased Companies to, as soon as practicable after the Closing Date, but in no event later than 150 days thereafter, remove the Retained IP from all buildings, physical signs and vehicles within the control of the Purchased Companies. If removal of physical signage is impracticable or impossible within 150 days, Purchaser shall be given a commercially reasonable amount of time to remove physical signage.

(d) The Purchased Companies will, for a period of one year after the Closing Date, be entitled to use, solely in connection with the operation of the Business as operated immediately prior to Closing Date, all of the existing stocks of packaging or printed advertising and promotional materials, invoices, letterhead, company forms, business cards, product instructions or similar materials (“Existing Packaging”) containing any Retained IP, after which date Purchaser will cause the Purchased Companies to remove or obliterate all Retained IP from such Existing Packaging or cease using such Existing Packaging; provided, that (i) with respect to inventory manufactured, and in the process of manufacture and that cannot be cancelled without incurring material Damage or disruption to the Business, as of the Closing, the Purchased Companies may sell the inventory after the Closing Date (without altering or modifying such Existing Packaging or inventory) until such inventory is exhausted in the ordinary course of business, and (ii) with respect to inventory the Business manufactures after the Closing, the Purchased Companies may use the Existing Packaging after the Closing Date (without altering or modifying such Existing Packaging) for no more than one year after the Closing Date.

(e) Except as expressly provided in this Agreement or any Ancillary Agreement, no other right to use the Retained IP is granted by Parent or its Affiliates to Purchaser or any of its Affiliates, including, after the Closing, the Purchased Companies, whether by implication or otherwise, and nothing hereunder permits Purchaser or any of its Affiliates, including, after the Closing, the Purchased Companies, to use the Retained IP on any documents, materials, products or services other than in connection with the Existing Packaging pursuant to Section 5.8(d). Purchaser will ensure that all use of the Retained IP as provided in this Section 5.8 will be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Retained IP was used in the Business prior to the Closing. Any and all goodwill generated by the use of the Retained IP under this Section 5.8 will inure solely to the benefit of Parent and its Affiliates (other than any Purchased Company). Purchaser will cause the Purchased Companies to, as soon as practicable after the Closing Date, but in no event later than 150 days thereafter, cease using the Retained IP in all electronic databases and websites in active use in the Business.

(f) Notwithstanding anything herein to the contrary, the Purchased Companies will not be required at any time to remove the Retained IP from schematics, plans, manuals, drawings, historical corporate archives not actively used in the Business and machines in existence as of the Closing Date to the extent that such instrumentalities are used in the ordinary internal conduct of the Business and are not generally observed by the public or intended for use as means to effectuate or enhance sales.

Section 5.9 Termination of Affiliate Arrangements. On or prior to the Closing Date, Parent will cause all Affiliate Arrangements, other than (a) those set forth on Section 5.9 of the Disclosure Letter and (b) arrangements expressly contemplated by this Agreement or any Ancillary Agreement, to be fully and finally settled (whether or not consistent with the terms of payment) or terminated and canceled without any further Liability to, or obligation of, the Purchased Companies, from and after the Closing.

Section 5.10 Expenses. All costs and expenses incurred in connection with this Agreement and the Transactions will be paid by the Party incurring such costs and expenses, whether or not the Transactions are consummated, except as otherwise expressly provided in this Agreement.

Section 5.11 Release of Guarantees.

(a) Purchaser will use its commercially reasonable efforts to cause each Seller Guaranty to be released and cancelled at the Closing; provided, however, that to the extent that any Seller Guaranty cannot be so released and cancelled, Purchaser will use its commercially reasonable efforts to cause itself or one of its Affiliates to be substituted for Parent or the applicable Affiliate of Parent (other than a Purchased Company) directly affected thereby in respect of such Seller Guaranty (or if not possible, added as the primary obligor with respect thereto). If Purchaser is not able to either release and cancel such Seller Guaranty or cause itself or one of its Affiliates to be so substituted in all respects in respect of such Seller Guaranty, then Purchaser will indemnify, defend and hold harmless Parent and its applicable Affiliates (other than the Purchased Companies) with respect to all Liabilities that are incurred by such Person with respect to any such Seller Guaranty, and Purchaser will not, and will cause its Affiliates not to, (i) renew or extend the term (and will not permit any automatic renewal) of, (ii) increase its obligations under, (iii) transfer to a third party or (iv) amend in any manner, except as expressly contemplated by this Section 5.11(a), any loan, Contract or other obligation subject to a Seller Guaranty.

(b) Parent will use commercially reasonable efforts to cause each Purchased Company Guaranty to be released and cancelled at the Closing; provided, however, that to the extent that any Purchased Company Guaranty cannot be so released and cancelled, Parent will use its commercially reasonable efforts to cause itself or one of its Affiliates to be substituted for the Purchased Company directly affected thereby in respect of such Purchased Company Guaranty (or if not possible, added as the primary obligor with respect thereto). If Parent is not able to either release and cancel such Purchased Company Guaranty or cause itself or one of its Affiliates to be so substituted in all respects in respect of such Purchased Company Guaranty, then Parent will indemnify, defend and hold harmless Purchaser and its applicable Affiliates (including the Purchased Companies) with respect to all Liabilities that are incurred by such Person with respect to any such Purchased Company Guaranty, and Parent will not, and will cause its Affiliates not to, (i) renew or extend the term (and will not permit any automatic renewal) of, (ii) increase its obligations under, (iii) transfer to a third party or (iv) amend in any manner, except as expressly contemplated by this Section 5.11(b), any loan, Contract or other obligation subject to a Purchased Company Guaranty.

Section 5.12 Indemnification of Directors and Officers

(a) Purchaser agrees that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of the Purchased Companies (including with respect to advancement of expenses), as provided in each Purchased Company’s Organizational Documents in effect as of the Effective Date with respect to any matters occurring prior to the Closing Date, will survive the Closing and will continue in full force and effect and that each Purchased Company on its own behalf will perform and discharge its obligations to provide such indemnity and exculpation. For a period of six years after the Closing, the indemnification and liability limitation or exculpation provisions of each Purchased Company’s Organizational Documents will not be amended, repealed or otherwise modified after the Closing Date in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing Date or at any time prior to the Closing Date, were directors, officers, employees or agents of such Purchased Company, unless such modification is required by applicable Law.

(b) The current and former directors, officers, employees and agents of each Purchased Company entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.12 are intended to be third party beneficiaries of this Section 5.12. This Section 5.12 will survive the consummation of the Transactions and will be binding on all successors and assigns of Purchaser.

(c) If Purchaser, any Purchased Company or any of their respective successors or assigns, proposes to (i) consolidate with or merge into any other Person and Purchaser or such Purchased Company (as applicable) will not be the continuing or surviving corporation or entity in such proposed transaction, or (ii) transfer all or substantially all of its Assets to any Person, then, and in each case, proper provision will be made (to the extent that such indemnification obligations do not become binding on the successor or assignee by operation of Law) prior to or concurrently with the consummation of such transaction so that the successors and assigns of Purchaser or such Purchased Company, as the case may be, will, from and after the consummation of such transaction, honor the indemnification and other obligations set forth in this Section 5.12.

Section 5.13 R&W Insurance Policy. On or prior to the Closing, Purchaser may, in its discretion and at its sole cost and expense, obtain a “buyer-side” representations and warranties insurance policy with respect to this Agreement (the “R&W Insurance Policy”). If obtained, the R&W Insurance Policy will provide that (a) the insurer waives, and agrees not to pursue, directly or indirectly, any claim against Parent or any of its Affiliates, by way of subrogation, claim for contribution or otherwise in respect of the Transactions (except in the case of breaches or representations and warranties that involve Fraud), and (b) neither Purchaser nor any of its Affiliates will have any obligation to pursue any claim against Parent or any of its Affiliates. Purchaser will not, without Parent’s prior written consent, agree to any amendment, modification or waiver of any provision of the R&W Insurance Policy with respect to the ability of the insurer to pursue a claim against Parent or any of its Affiliates, by way of subrogation, claim for contribution or otherwise. Purchaser acknowledges and agrees that, if Purchaser does not obtain the R&W Insurance Policy, then, following the Closing, Purchaser will have no recourse for a breach of any of the representations and warranties of Parent herein, other than claims for Fraud.

Section 5.14 Release.

(a) Effective as of, and from and after, the Closing, Purchaser, on behalf of itself and its Affiliates (including the Purchased Companies), irrevocably, unconditionally and completely releases, acquits and forever discharges the Seller Releasees from any Claim and will not, and will cause its Affiliates (including the Purchased Companies) not to, assert any Claim against any such Person based upon, arising out of or relating to, any Liability (whether known or unknown or arising at law, equity, in tort, Contract or statute or otherwise) based upon, arising out of or related to any events, matters, causes, things, acts, omissions or conduct, occurring or existing at any time up to and including the Closing Date; provided, however, that nothing in this Section 5.14(a) will (i) apply to any Claim to the extent unrelated to the Business or the Purchased Companies, (ii) apply to any Claim relating to Fraud, (iii) apply to any Claim against any Business Employee in his or her capacity as such, or (iv) affect any rights or obligations of any Person under this Agreement or any Ancillary Agreement or any Affiliate Arrangement set forth on Exhibit 5.9.

(b) Effective as of, and from and after, the Closing, Parent, on behalf of itself and its Affiliates, irrevocably, unconditionally and completely releases, acquits and forever discharges the Purchaser Releasees from any Claim, and will not, and will cause its Affiliates not to, assert any Claim against any such Person based upon, arising out of or relating to any and Liability (whether known or unknown or arising at law, equity, in tort, Contract or statute or otherwise) based upon, arising out of or related to any events, matters, causes, things, acts, omissions or conduct, occurring or existing at any time up to and including the Closing Date; provided, however, that nothing in this Section 5.14(b) will (i) apply to any Claim to the extent unrelated to the Business or the Purchased Companies, (ii) apply to any Claim against any Business Employee in his or her capacity as such, (iii) apply to any Claim relating to Fraud, or (iv) affect any rights or obligations of any Person under this Agreement or the Ancillary Agreements or any Affiliate Arrangement set forth on Exhibit 5.9.

(c) For purposes of this Section 5.14:

(i) “Claim” means any past, present or future Action, Liability, loss, indemnity, fine, penalty, Tax, debt or expense (including attorneys’ fees and costs incurred) of every kind and nature, known or unknown, suspected or unsuspected, existing or prospective, that (A) with respect to releases under Section 5.14(a), Purchaser or any of its Affiliates (including the Purchased Companies) ever had, now has or can, will or may hereafter have and (B) with respect to releases under Section 5.14(b), Parent or its Affiliates ever had, now has or can, will or may hereafter have;

(ii) “Purchaser Releasees” means (A) Purchaser, (B) the Purchased Companies and (C) their respective successors and past, present and future assigns, directors, officers and Representatives; and

(iii) “Seller Releasees” means each of: (A) Parent, (B) each Affiliate of Parent (other than the Purchased Companies) and (C) the successors and past, present and future assigns, directors, officers and Representatives of the respective Persons identified or otherwise referred to in clauses (A) and (B).

Purchaser and Parent acknowledge and agree that the release and waiver set forth in this Section 5.14 extends to Claims that may be unknown to Purchaser or Parent, as applicable, and unsuspected by Purchaser or Parent, as applicable.

Section 5.15 Pre-Closing Restructuring. Prior to the Closing, Parent will, and will cause its applicable Affiliates to, complete the transactions and other actions set forth on Exhibit 5.15, with such amendments and modifications as Purchaser consents to in advance in writing, such consent not to be unreasonably withheld, conditioned or delayed (collectively, the “Pre-Closing Restructuring”).

Section 5.16 Debt Financing. Parent shall use its commercially reasonable efforts to promptly provide, and shall cause the Purchased Companies and its and their respective Representatives to use their respectively commercially reasonable efforts to promptly provide, such assistance with Purchaser’s (or its Affiliates’) obtaining debt financing as is reasonably requested by Purchaser; provided that (a) neither Parent nor any of its Affiliates will be required to pay any fee or incur any Liability in connection with any such financing, (b) Purchaser shall promptly, upon request by Parent, reimburse Parent for all reasonable and document out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Parent or any of the Purchased Companies in connection with the cooperation contemplated by this Section 5.16, (c) any cooperation required pursuant to this Section 5.16 will be conducted in a manner as to not unreasonably interfere with the Business or operations of Parent or any of its Affiliates (including the Purchased Companies), (d) Parent will not be required to disclose or permit to disclose any information if such disclosure would, or take any action if such action would, in the reasonable discretion of Parent, violate or breach any Law, Organizational Documents or the provisions of any Contract to which Parent or any of its Affiliates is bound or jeopardize any attorney-client or other legal privilege, and (e) Parent will not be required to approach any landlord, consignee, customs broker, or other similar third party prior to the Closing to discuss landlord waivers, collateral access agreements or other similar agreements or to consent to the pre-filing of UCC-1s or the grant of Encumbrances on any of the Assets of the Business prior to the Closing. Notwithstanding the foregoing, except in the case of a willful breach by Parent, the failure by Parent to comply, or cause the Purchased Companies or its or their respective representatives to comply, with the terms set forth in this Section 5.16 shall not constitute a basis for Purchaser to refuse to consummate the Closing.

Section 5.17 Non-Competition.

(a) During the Restricted Period, Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly, individually or jointly, own any interest in, operate, join, control or participate in, any Person or business that engages in any Competitive Activities within the Restricted Area. Notwithstanding the foregoing, the restrictions set forth in this Section 5.16 will not prohibit Parent or its Affiliates from:

(i) acquiring all or any portion of the Equity Interests of any Person engaged in a Competitive Activity so long as the Competitive Activities do not account for more than 20% of the revenues of such Person and such revenues do not exceed $35 million (in each case, based on its latest annual financial statements);

(ii) acquiring or holding of investments or direct or indirect ownership of any Equity Interests of any Person engaged in a Competitive Activity, so long as (A) such ownership interest represents not more than 5% of the aggregate voting power or outstanding Equity Interests of such Person and (B) neither Parent nor any of its Affiliates actively participates in the management or operation of such Person;

(iii) conducting any business (other than the Business) conducted by Parent or any of its Subsidiaries as of the Effective Date; or

(iv) providing services pursuant to the Transition Services Agreement.

This Section 5.17(a) shall cease to apply to any Person at such time as it is no longer an Affiliate of Parent and shall not apply to any Person that purchases assets, operations or a business from Parent or its Affiliates if such Person is not an Affiliate of Parent after the consummation of such transaction.

(b) Parent acknowledge and agrees this Section 5.16 is reasonable and necessary to protect and preserve Purchaser’s legitimate business interests and the value of the Business and that Purchaser would not enter into this Agreement or consummate the Transactions in the absence of this Section 5.16. In light of the foregoing, each of the Parties recognizes and acknowledges that the restrictions and limitations set forth in this Section 5.16 are reasonable and valid in scope (including temporal scope) and in all other respects and are essential to protect the value of the Business and the businesses of Purchaser and its Affiliates after giving effect to the consummation of the Transaction. Without limiting the other terms of this Agreement, if any provision or term of this Section 5.16 or the application of any such provision or term to any Person or circumstance shall be held invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provision hereof, and if any of the covenants contained herein are held to be invalid or unenforceable because of the duration of such provisions or terms or the area or scope covered thereby, each of the Parties agree that the court making such determination shall have the power to reduce the duration and/or scope of such provision or term to the maximum and/or broadest duration and/or scope permissible by applicable Law, and in its reduced form said provision shall then be enforceable.

Section 5.18 Insurance. For a period of three years following Closing, Parent will not take any action that could reasonably be expected to undermine coverage under any insurance policies of Parent or its Affiliates that relate to or provide coverage for the Business and/or the Purchaser Companies or the respective Representatives thereof in respect of events or occurrences taking place on or prior to the Closing Date. Following the Closing, upon Purchaser’s request, Parent shall (and shall cause its Affiliates to) permit the Purchased Companies to make any claims under the Parent Policies then in effect to the extent such claims are with respect to Liabilities relating to activities or events occurring on or before the Closing, shall reasonably cooperate with the Purchased Companies in the prosecution of such claims and shall promptly remit to the applicable Purchased Company any payments (net of any reasonable and documented out of pocket costs of recovery but excluding any internal costs such as employee time or overhead) received in respect of such claims. Purchaser will be responsible for satisfying any deductibles, self-insured portions, retentions and other retained amounts under the Parent Policies in connection with any such claims. For a period of three years from and after the Closing Date, Parent shall, and shall cause its Affiliates (and their respective employees and agents) to, make available to Purchaser and its Representatives all documentation, loss history or other insurance underwriting information that Purchaser reasonably requests associated with the Purchased Companies or the Business to the extent such information is not included in the books and records of the Purchased Companies. “Parent Policies” means Parent’s or its Subsidiaries’ (excluding the Purchased Companies) occurrence-based insurance policies applicable to or for the benefit of the Business and any of the insurance policies referred to in the first sentence of this Section 5.18, excluding any “captive” insurance policy.

Section 5.19 Exclusive Dealing. During the Pre-Closing Period, Parent shall not, nor shall it permit any of its respective Affiliates to, engage in any discussions or negotiations with, provide any information to, or enter into any contract with, any Person (other than Purchaser and its Representatives) concerning any sale, transfer or other disposition of the Business or the Purchased Companies, whether by merger, stock sale, asset sale or otherwise, excluding, for the avoidance of doubt, the sale of assets in the ordinary course of business or other action permitted by Section 5.1. Without limiting the foregoing, promptly following the execution of this Agreement, any data room or similar access made available to any Person (other than Purchaser and its Representatives) in connection with the auction or similar process that resulted in the execution of this Agreement shall be terminated, and Parent shall request the return or destruction of any information, data or documents made available to any such Person to the extent permitted by the confidentiality agreement entered into thereby.

Section 5.20 Litigation Support; Specified Litigation. The Parties agree to comply with the provisions set forth on Section 5.20 of the Disclosure Letter.

Section 5.21 Reserved.

Section 5.22 Retained Claims. Parent and its Affiliates (other than the Purchased Companies) will retain all rights and Liabilities related to the Section 301 Cases, the COVID-19 Insurance Claim, and the Tax refunds listed on Exhibit 5.22 that are not included in Net Working Capital (together, the “Retained Claims”), except as otherwise provided in this Section 5.22, including in Section 5.22(d).

(a) Prior to the Closing, Parent shall cause the applicable Purchased Company or Purchased Companies to transfer, convey and assign all rights and Liabilities related to the Retained Claims (other than the Section 301 Cases), and any and all recovery and Damages arising therefrom, to Parent or an Affiliate of Parent (other than a Purchased Company).

(b) Following the Closing, Parent will have the right to solely control and make all determinations and decisions with respect to each Retained Claim but shall not take any action with respect thereto that could reasonably be expected to have a material and adverse impact on the Business or the Purchased Companies. Following the Closing, Purchaser will (and will cause its Affiliates, including the Purchased Companies, to) cooperate with (at Parent’s sole expense) and use commercially reasonable efforts to assist Parent and its counsel (at Parent’s sole expense) in connection the Retained Claims by providing access to its books and records, to the extent that such books and records are (i) in the possession of Purchaser or its Affiliates (including the Purchased Companies), and (ii) are reasonably required in connection with the Retained Claims; provided, that nothing herein will require Purchaser or any of its Affiliates (including the Purchased Companies) to provide Parent or its counsel with access to or copies of any information that must be maintained as confidential by applicable Law or in accordance with the terms of a written agreement with a third party or if the provision thereof could, based on the advice of outside counsel, jeopardize the attorney-client, attorney work product or any similar privilege; provided, further, that Purchaser and its Affiliates (including the Purchased Companies) will use commercially reasonable efforts to provide such information in a manner that does not violate such Law or is in accordance with such agreement. Nothing in this Section 5.22 will be deemed to require any activities of employees of Purchaser and its Affiliates that could constitute the practice of law or otherwise be seen as creating an attorney-client relationship.

(c) If Purchaser or any of its Affiliates receives any amount as a settlement, an award of damages or a refund in connection with any Retained Claim (other than the Section 301 Cases), Purchaser will promptly cause such amount to be remitted to Parent or its designated Affiliate net of any reasonable and documented out of pocket costs of recovery (but excluding any internal costs such as employee time or overhead), Taxes or other amounts payable by Purchaser or its Affiliates in connection therewith that were not previously paid by Parent.

(d) Upon resolution of the Section 301 Cases, Purchaser will use commercially reasonable efforts to promptly cause the Purchased Companies to file for or otherwise pursue through applicable proceedings a request for all refunds or credits to which the Purchased Companies are entitled as a result of such resolution with regard to refunds or credits pertaining to funds paid by Parent or a Purchased Company during the Pre-Closing Period, with Parent responsible for all fees, costs and expenses incurred by Purchaser or its Affiliates with respect thereto. Purchaser will promptly cause any refunded amounts that are attributable to a Pre-Closing Period to be remitted to Parent or its designated Affiliate, net of: (i) any reasonable and documented out of pocket costs of recovery (including any contingency fee with respect to such refunded amounts, but excluding any internal costs such as employee time or overhead), (ii) Taxes or (iii) other amounts payable by Purchaser or its Affiliates in connection therewith that were not previously paid by Parent. Purchaser and its Affiliates are solely responsible for any Taxes, contingency fees, filing fees or other out of pocket expenses arising out of Purchaser’s or the Purchased Companies’ pursuit of refunds or credits pertaining to the post-Closing period. Notwithstanding anything in this Section 5.22 or Section 10.1(a)(iii) to the contrary, Parent and its Affiliates will not be responsible for any tariffs or related Liabilities owed or paid by the Purchased Companies (except, for the avoidance of doubt, the fees, costs and expenses payable by Parent pursuant to this Section 5.22) regardless of the outcome of any Section 301 Cases, as a result of the terms set forth in this Section 5.22 or Section 10.1(a)(iii). For the avoidance of doubt, Parent will use its commercially reasonable efforts to include, or cause its applicable Affiliate to include, in the Section 301 Cases any claims by or for the benefit of the Business in respect of periods following the Closing that relate to the tariffs or similar tariffs subject to the Section 301 Cases, and such claims shall be deemed to be part of the Section 301 Cases for purposes hereof. If for any reason Parent or its Affiliates receive a recovery, by refund or otherwise, in respect of any of the Section 301 Claims attributable to the post-Closing period, then the terms set forth in the first sentence of this clause (d) shall apply, mutatis mutandis.

Section 5.23 Assignment. Following the date hereof, Parent shall use its commercially reasonable efforts to assign (effective as of the Closing) the Contract set forth on Section 5.23 of the Disclosure Letter to an Affiliate of Purchaser as may be directed by Purchaser (and obtain any required consent in connection therewith); provided, that neither Parent nor any of its Affiliates will be required to pay any fee or in cur any Liability in connection therewith.

Section 5.24 Wrong Pockets.

(a) Without limitation of the terms set forth in the Transition Services Agreement, if Parent or its Affiliates hold or receive any Assets primarily related to the Business (other than the Retained Claims or the Pre-Closing Tax Period APA Proceedings), such Assets shall be promptly transferred to Purchaser (or its designee) for no additional consideration.

(b) Following the Closing, if Purchaser or its Affiliates, including the Purchased Companies, hold or receive any Assets that are not primarily related to the Business, such Assets shall be promptly transferred to Parent (or its designee) for no additional consideration.

ARTICLE VI

EMPLOYMENT MATTERS

Section 6.1 Employment of Business Employees; Severance.

(a) Parent shall update Section 3.16(i) of the Disclosure Letter not less than the 15th day following the date hereof to reflect the hourly manufacturing or distribution employees at the El Paso distribution facility, as well as new hires, leaves of absence (including expected date of return), employment terminations and shall in any event provide a final update of such schedule on the date that is no later than 14 days prior to the Closing Date and no earlier than 18 days prior to the Closing Date (the “Final Business Employee List”). With respect to the Business Employees who are located in Canada, China and Hong Kong and not employed by a Purchased Company (the “Offer Employees”), the following provisions shall apply:

(i) With respect to Offer Employees located in Canada, prior to the Closing Date, Purchaser shall, or shall cause one of its Affiliates to, extend an offer of employment to each such Offer Employee who is actively at work, with such offer of employment providing for employment with Purchaser or its Affiliate at the salary or base hourly wage rate in effect for such Offer Employee as set forth on the Final Business Employee List, commencing effective as of 12:01 A.M., local time, on the Closing Date, subject to the provisions of Section 6.1(a)(iv), and Parent and its Affiliates shall use commercially reasonable efforts to recommend to each such Offer Employee accepting the offer of employment as set forth in this Section 6.1(a)(i) and shall not take any actions detrimental to Purchaser in this regard.

(ii) With respect to Offer Employees employed in China, as soon as reasonably practicable after the Effective Date and in any event no later than 14 days prior to the Closing Date, Parent shall, or shall cause its Affiliates to, grant Purchaser and its Affiliates full access during normal business hours to each such Offer Employee for the purposes of engaging with such Offer Employee on an offer of employment pursuant to a tripartite transfer agreement that is reasonably acceptable to Parent and Purchaser (including the timing of the transfer of such Offer Employee’s employment to Purchaser, which may occur following the Closing Date) that (A) contains terms that will initially be the same or more favorable in aggregate value to that applied to such Offer Employee immediately prior to the Closing (as set forth in the Final Business Employee List), (B) provides that Purchaser agrees to recognize for all purposes the prior service of each such Offer Employee in China, and (C) provides that each such Offer Employee who accepts such offer of employment in writing, in consideration of full recognition of his or her prior service, (1) agrees and acknowledges that he or she will not receive any severance payments under applicable Law of the People’s Republic of China or the applicable employment contract he or she has with NBTC in connection with the termination of his or her employment with NBTC and the execution of the new employment agreement with Purchaser or its Affiliate or third party employment and labor provider as set forth in this Section 6.1(a)(ii), and (2) authorizes NBTC to transfer his or her personnel records to Purchaser or its Affiliate. In connection with the foregoing provisions in this Section 6.1(a)(ii), Parent and Purchaser (or their applicable Affiliates) agree to work together in good faith to prepare and enter into such tripartite transfer agreements with each applicable Offer Employee to facilitate the transfer of their employment, and Parent and its Affiliates shall use commercially reasonable efforts to recommend to each such Offer Employee accepting the offer of employment as set forth in this Section 6.1(a)(ii) and shall not take any actions detrimental to Purchaser in this regard.

(iii) With respect to Offer Employees employed in Hong Kong, as soon as reasonably practicable after the Effective Date and in any event no later than 14 days prior to the Closing Date, Parent shall, or shall cause its Affiliates to, grant Purchaser and its Affiliates full access during normal business hours to each such Offer Employee for the purposes of engaging with such Offer Employee on an offer of employment pursuant to a tripartite transfer agreement that is reasonably acceptable to Parent and Purchaser (including the timing of the transfer of such Offer Employee’s employment to Purchaser, which may occur following the Closing Date) that (A) may provide for employment of such Offer Employee by (x) Purchaser or its Affiliate or (y) a third party employment and labor provider and (B) contains terms that will initially be the same or more favorable in aggregate value to that applied to such Offer Employee immediately prior to the Closing (as set forth in the Final Business Employee List), and (C) provides that each such Offer Employee who accepts such offer of employment in writing, (1) agrees and acknowledges that he or she will not receive any severance payments under applicable Law or the applicable employment contract he or she has with Newell APAC in connection with the termination of his or her employment with Newell APAC and the execution of the new employment agreement with Purchaser or its Affiliate or a third party employment and labor provider as set forth in this Section 6.1(a)(iii), and (2) authorizes Newell APAC to transfer his or her personnel records to Purchaser or its Affiliate or the third party employment and labor provider, as applicable. In connection with the foregoing provisions in this Section 6.1(a)(iii), Parent and Purchaser (or their applicable Affiliates) agree to work together in good faith to prepare and enter into such tripartite transfer agreements with each applicable Offer Employee to facilitate the transfer of their employment, and Parent and its Affiliates shall use commercially reasonable efforts to recommend to each such Offer Employee accepting the offer of employment as set forth in this Section 6.1(a)(iii) and shall not take any actions detrimental to Purchaser in this regard.

(iv) With respect to any Offer Employee who is an Inactive Business Employee on the Closing Date (the “Inactive Offer Employee”), Purchaser shall, or shall cause one of its Affiliates to, make an offer of employment in the manner consistent with Section 6.1(a)(i), Section 6.1(a)(ii), or Section 6.1(a)(iii), as applicable, to each such Inactive Offer Employee, provided that any such offer shall (i) be contingent upon such Inactive Offer Employee’s return to active employment status within six months following the Closing Date (or such longer period as required by applicable Law), and (ii) be effective as of the date that such Inactive Offer Employee returns to active employment status. An Inactive Business Employee who accepts the offer of employment in accordance with this Section 6.1(a)(iv) and actually commences employment with Purchaser or its Affiliate shall be considered a Continuing Employee effective as of 12:01 A.M. local time on the date such Inactive Business Employee actually commences employment with Purchaser or its Affiliate (such date, the “Inactive Business Employee Transfer Date”); provided that Parent and its Affiliates (other than the Purchased Companies) shall retain all liability for all compensation and benefits payable to such Inactive Business Employee from the Closing Date until the date that such Inactive Business Employee becomes a Continuing Employee.

(v) In no event shall Purchaser or any of its Affiliates be responsible for any termination pay, severance pay, pay in lieu of notice, damages for wrongful or constructive dismissal, benefits continuation or other payments, benefits or other Liabilities arising, whether pursuant to contract, statute, common law or otherwise, with respect to the Shared Employees or the Offer Employees in connection with their employment with Parent or its Subsidiary prior to the Closing or as a result of termination of their employment with Parent or its Subsidiary, including in the event that the Offer Employee does not accept the offer of employment with Purchaser or its Affiliate made pursuant to this Section 6.1(a); provided that if, within six months after the Closing, Purchaser hires a Shared Employee, or an Offer Employee who does not become a Continuing Employee as contemplated by this Section 6.1(a), in each case who received any termination pay, severance pay, pay in lieu of notice, damages for wrongful or constructive dismissal or benefits continuation or other payments as a result of the consummation of the Transactions, Purchaser will promptly reimburse Parent or one of its Affiliates, as directed by Parent, for such amounts paid by Purchaser or such Affiliate. For the avoidance of doubt, Parent and its Affiliates will retain, and will be solely responsible for, all Liabilities with respect to the Shared Employees or the Offer Employees (including any Action involving any Shared Employee or Offer Employee) arising out of or relating to their employment with Parent or its Subsidiary prior to the Closing.

(b) For 12 months following the Closing Date, Purchaser will not, and will cause its Affiliates not to, reduce the salary or base hourly wage rate of any Continuing Employee below the rate in effect immediately prior to the Closing Date (or in the case of the Offer Employees, the rate set forth on the Final Business Employee List).

(c) If, during the 12-month period following the Closing Date, Purchaser or any Affiliate of Purchaser terminates the employment of any Continuing Employee, Purchaser will provide and will be solely responsible for providing such employee (i) severance benefits equivalent to those set forth in Exhibit 6.1(c) (as to employees in the United States) on the terms and conditions set forth under a severance plan maintained by Purchaser for similarly situated employees of Purchaser and its Subsidiaries (the “Purchaser Severance Plan”), provided that such termination qualifies as a termination giving rise to severance benefits under the terms of the Purchaser Severance Plan and the affected individual executes, delivers and does not revoke a general release of claims in favor of Purchaser and its Affiliates, and (ii) severance benefits as otherwise required by Law (as to any employees).

Section 6.2 Employee Benefit Plans Generally.

(a) Parent and its Affiliates will take such action as is necessary such that, as of the Closing, each Purchased Company ceases participation in each Employee Benefit Plan maintained by Parent or any of its Affiliates (other than the Target Benefit Plans) and retain, and will be solely responsible for, all Liabilities under any Employee Benefit Plan that is not a Target Benefit Plan). Each Purchased Company will retain all Liabilities under any Target Benefit Plans to the extent disclosed on Section 3.15(a) of the Disclosure Letter.

(b) For a period of 12 months following the Closing Date, Purchaser will provide, or will cause to be provided, employee benefits to Continuing Employees under employee benefit plans maintained by Purchaser or its Affiliate that are substantially comparable in the aggregate to those provided to similarly situated employees of Purchaser and its Affiliates (other than the Purchased Companies).

(c) Purchaser will credit Continuing Employees (except for any Continuing Employee in Hong Kong, for whom Purchaser will use commercially reasonable efforts to procure the credit of such Continuing Employee with Purchaser or its Affiliates or any third party employment and labor provider) for their service with Parent, any Purchased Company or any of their respective Affiliates (and any predecessors) for purposes of eligibility and vesting (other than for purposes of any new equity-based compensation plan, program, agreement or arrangement) under Purchaser’s employee benefit plans in which Continuing Employees participate after the Closing, and to determine benefits under any applicable vacation, paid time off or severance policies or programs and for any other purpose required by applicable Law; provided that such service shall not be recognized (v) to the extent that such recognition would result in a duplication of benefits, (w) to the extent that such service was not recognized under the corresponding Employee Benefit Plan immediately prior to the Closing, (x) to the extent that such service is not recognized under Purchaser’s employee benefit plans for other employees of Purchaser and its Affiliates, (y) to the extent that, as part of the termination of employment with Parent or its Affiliate and commencement of employment with Purchaser or its Affiliate, such employee is paid severance by Purchaser or its Affiliate, or (z) for purposes of benefit accruals under any defined benefit pension plan or retiree health or welfare plan or arrangement. Purchaser will use commercially reasonable efforts to (i) permit Continuing Employees (and their eligible spouses and dependents) to participate in Purchaser’s plans without being subject to any waiting periods or any restrictions or limitations for pre-existing conditions, except to the extent any such person has not satisfied any corresponding applicable waiting period or limitation under the Employee Benefit Plans and (ii) credit each Continuing Employee (and any spouses and dependents) with the amount, if any, paid during the calendar year in which the Closing Date occurs under the Employee Benefit Plans towards deductibles, co-pays and out-of-pocket maximums.

(d) Parent and Purchaser shall, and each shall cause their respective Affiliates to, cooperate with the other parties and their respective Affiliates to provide such current information regarding the Business Employees on an ongoing basis as may be necessary to facilitate determinations of eligibility for, and payments of benefits to, such employees (and their eligible spouses and dependents, as applicable) under Employee Benefit Plans or employee benefit plans maintained by Purchaser or its Affiliate, as applicable, except to the extent prohibited by applicable Law. Without limiting the generality of the foregoing, prior to the Closing Date, Parent shall, and shall cause its Affiliate to, promptly provide Purchaser with such information and documents relating to the Employee Benefit Plans, employee policies, payroll data, service crediting data and other business records related to the Business Employees as may reasonably be requested by Purchaser or its Affiliate to facilitate the transition and onboarding of the Business Employees to payroll and employee benefit plans or programs of Purchaser or its Affiliate in connection with the Closing.

(e) 401(k) Plan. With respect to Continuing Employees employed in the United States immediately prior to the Closing, Parent or its Affiliates shall (i) take all actions necessary or appropriate to cause all Continuing Employees who are participants in an Employee Benefit Plan that is a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Parent 401(k) Plan”) immediately prior to the Closing to be fully vested in their account balances under the Parent 401(k) Plan, and (ii) make or cause to be made to the Parent 401(k) Plan all employer contributions that would otherwise have been made on behalf of such Continuing Employees for the plan year including the Closing Date without regard to any hours of service or end of year employment requirements.

Section 6.3 Welfare Plans.

(a) Parent or its Affiliates (other than the Purchased Companies) will retain all liabilities for claims incurred by a Business Employee (and his or her eligible spouse and dependents) on or prior to the Closing Date under the Employee Benefit Plans (other than those maintained solely by one or more of the Purchased Companies) that are welfare benefit plans within the meaning of Section 3(1) of ERISA and all short term disability, salary continuation, severance plans or arrangements (the “Welfare Plans”). For this purpose, claims under any medical, dental, vision, or prescription drug plan that is a Welfare Plan generally will be deemed to be incurred on the date that the service giving rise to such claim is performed and not when such claim is made. Claims for disability under any long or short term disability plan that is a Welfare Plan will be incurred on the date the Business Employee is first absent from work because of the condition giving rise to such disability and not when the Business Employee is determined to be eligible for benefits under the applicable Welfare Plan. Parent will retain, and remain responsible for, all workers’ compensation claims arising out of events occurring prior to the Closing, whether such claim is made prior to or after the Closing. Parent will provide or cause to be provided any continuation coverage required under Part 6 of Title I of ERISA or applicable state law (“COBRA”) with respect to any Welfare Plan to each “qualified beneficiary” as that term is defined in COBRA who is not a Continuing Employee and whose first “qualifying event” (as defined in COBRA) occurs on or prior to the Closing.

(b) Parent shall, and shall cause its Affiliates to, reasonably cooperate with Purchaser and its Affiliates to provide such current information regarding any workers’ compensation matters involving Continuing Employees (including if the employee is able to return to work and/or any proposal to settle the case without the employee’s resignation) on an ongoing basis and any other similar matters as may be necessary to facilitate determinations of eligibility for, and payments of benefits to, such employees (and their spouses and dependents, as applicable) under the Target Benefit Plans or Purchaser’s employee benefit plans in which Continuing Employees participate after the Closing, as applicable, except to the extent prohibited by applicable Law.

(c) Notwithstanding the foregoing, as soon as practicable after the Closing Date, Parent or its Affiliates, as applicable, will spin-off and transfer all of the accounts of its Section 125 flexible spending plan attributable to Continuing Employees (other than any such plan maintained solely by one or more of the Purchased Companies) to a new Section 125 flexible spending plan established by Purchaser. Parent and its Affiliates (other than the Purchased Companies) will have no liability with respect to Purchaser’s Section 125 flexible spending plan after the Closing, including liability for any claims incurred prior to the Closing.

Section 6.4 Nonsolicitation.

(a) For one year following the Closing Date, Purchaser and its Affiliates will not directly or indirectly solicit or seek to induce any Parent Management Executive to leave his or her employment or position with Parent or any of its Affiliates. As used herein, “Parent Management Executive” means any employee of Parent or any of its Affiliates who Purchaser had contact with or became aware of in association with the subject of this Agreement or any post-Closing activity between the Parties arising out of the subject of this Agreement and whose annual base salary at the relevant time is $150,000 or more.

(b) For the Restricted Period, Parent and its Affiliates will not directly or indirectly solicit or seek to induce any Business Management Executive to leave his or her employment or position with the Purchased Companies or the Business other than in connection with facilitating the transfer of employment to a Purchased Company, the Purchaser or an Affiliate thereof (but excluding Parent and its Affiliates other than the Purchased Companies). As used herein, “Business Management Executive” means any Business Employee whose annual base salary at the relevant time is $150,000 or more.

(c) Notwithstanding the foregoing, the restrictions set forth in this Section 6.5 will not prohibit either Party or its respective Affiliates from: (i) hiring any Person who contacts a Party or its respective Affiliates on his or her own initiative without any direct or indirect solicitation by or encouragement from such hiring Party, (ii) advertising employment opportunities in any national newspaper, trade journal or other publication in a major metropolitan area or any Internet website posting, or negotiating with, offering employment to or employing any Person contacted through such medium, or (iii) participating in any third-party hiring fair or similar event open to the public or negotiating with, offering employment to or employing any Person contacted through such medium.

Section 6.5 Certain Payments to Business Employees. Prior to the Closing Date, Parent will take all actions to cancel, effective as of immediately prior to the Closing, all unvested or outstanding equity or equity-based awards held by Business Employees under the equity compensation plans maintained by Parent and its Subsidiaries, including the Long-Term Incentive Plan of Parent, in exchange for the right to receive a cash payment, as determined by Parent prior to the Closing in its sole discretion, pro-rated based on the number of days in the applicable vesting period that have elapsed as of the Closing Date divided by the total number of days in the applicable vesting period, multiplied by the entire value of the unvested or outstanding award (collectively, the “Parent Award Payments”). Within 30 days following the Closing Date, Parent will pay, or cause to be paid, the Parent Award Payments to the applicable Business Employees in accordance with the standard payroll practices of Parent then in effect.

Section 6.6 Continuing Effect. This Article VI will survive the Closing and will be binding on all successors and assigns of Parent, Purchaser and their respective Affiliates. Notwithstanding anything to the contrary herein, nothing in this Article VI, whether express or implied, shall (a) create any third party beneficiary rights or any other rights or remedies of any nature whatsoever under or by reason of this Article VI in any Business Employee or former Business Employee or any other service provider of any of the Purchased Companies (including any beneficiary or dependent thereof), any other participant in any Employee Benefit Plan or any other Person; (b) create any rights to a continued employment or service relationship with the Purchased Companies, the Purchaser or any of their respective Affiliates or in any way limit the ability of the Purchased Companies, the Purchaser or any of their respective Affiliates to terminate the employment or service relationship of any individual at any time and for any reason; (c) prohibit or limit the ability of Purchaser, the Purchased Companies, or any of their respective Affiliates to amend, modify or terminate any Target Benefit Plan or any other benefit or compensation plan, program, policy, agreement, arrangement or contract at any time assumed, established, sponsored or maintained by any of Purchaser, the Purchased Companies, or any of their respective Affiliates; (d) constitute or be deemed to establish, amend or modify any Employee Benefit Plan or any other employee benefit plan, program, policy, agreement or arrangement; or (e) prohibit the right of Purchaser, the Purchased Companies or any of their respective Affiliates from reducing, adjusting or otherwise changing the base salary, hourly wage rate or other cash compensation payable to any Person if such reduction, adjustment or other change applies to similarly situated employees of Purchaser or any of its Subsidiaries as a result of, in connection with, or related to, COVID-19, a pandemic, stay at home or shelter in place orders, or other similar events that materially impact Purchaser and its Subsidiaries.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Mutual Conditions. The respective obligations of each Party to consummate the Transactions will be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by the Parties to the extent permitted by applicable Law:

(a) No Prohibition. No Law enacted, entered, promulgated or enforced by any Governmental Authority of competent jurisdiction shall be in effect at the Closing preventing or making illegal the consummation of the Transactions (each, a “Closing Legal Impediment”); and

(b) Competition Approvals. Any applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated and all required filings shall have been made, applicable waiting periods (and extensions thereof) expired or been terminated, and required approvals obtained pursuant to or in connection with the Antitrust Laws listed on Exhibit 7.1(b).

Section 7.2 Conditions to Purchaser’s Obligations. The obligation of Purchaser to consummate the Transactions is conditioned upon the satisfaction or waiver, at or prior to the Closing, of the following conditions; provided, however, that Purchaser may not rely on the failure of any of the following conditions in this Section 7.2 to be satisfied if such failure was caused by Purchaser’s failure to act in good faith or to use commercially reasonable efforts to cause the Closing to occur, as required by Section 5.3:

(a) Representations and Warranties. (i) All representations and warranties set forth in Article III (other than the Fundamental Representations and the representations and warranties set forth in Section 3.7(b)), without giving effect to materiality, Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which will be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) the representations and warranties set forth in Section 3.7(b) and Section 3.5(a) shall be true and correct in all respects at and as of the Closing Date as though made at and as of the Closing Date (other than in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), and (iii) the other Fundamental Representations shall be true and correct in all material respects at and as of the Closing Date as though such Fundamental Representations were made at and as of the Closing Date as though made at and as of such date (other than in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(b) Covenants. Parent shall have performed and complied with in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) Officer’s Certificate. Parent shall have delivered to Purchaser a certificate dated as of the Closing Date signed by an officer of Parent to the effect that each of the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied;

(d) Material Adverse Effect. No Effect shall have occurred since the Effective Date and be continuing that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(e) Consents. Parent shall have delivered to Purchaser the executed consents, in form and substance reasonably acceptable to Purchaser, set forth on Section 7.2(e) of the Disclosure Letter;

(f) Release of Purchased Company Guarantees. Parent shall have delivered to Purchaser evidence, in form and substance reasonably acceptable to Purchaser, (i) of the full and final release of all Purchased Company Guarantees that relate to indebtedness for borrowed money, including any securitization facilities, in excess of $10 million and (ii) that any Liens on the Assets of the Purchased Companies or the Business securing any indebtedness for borrowed money, including any securitization facilities, in excess of $10 million has been released and terminated in full; and

(g) Closing Deliveries. Parent shall have delivered, or caused to be delivered, to Purchaser the items and documents set forth in Section 2.2(a).

Section 7.3 Conditions to Parent’s Obligations. The obligation of Parent to consummate the Transactions is conditioned upon the satisfaction or waiver, at or prior to the Closing, of the following conditions; provided, however, that Parent may not rely on the failure of any of the following conditions in this Section 7.3 to be satisfied if such failure was caused by Parent’s failure to act in good faith or to use commercially reasonable efforts to cause the Closing to occur, as required by Section 5.3.

(a) Representations and Warranties. All representations and warranties set forth in Article IV, without giving effect to materiality or similar qualifications, shall be true and correct in all respects at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct would not reasonably be expected to materially interfere with, prevent or materially delay the ability of Purchaser to enter into and perform its obligations under this Agreement or consummate the Transactions;

(b) Covenants. Purchaser shall have performed and complied with in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) Officer’s Certificate. Purchaser shall have delivered to Parent a certificate dated as of the Closing Date signed by an officer of Purchaser to the effect that each of the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied; and

(d) Closing Deliveries. Purchaser shall have delivered to Parent the Closing Payment and the other items and documents set forth in Section 2.2(b).

ARTICLE VIII

TAX MATTERS

Section 8.1 Preparation and Filing of Tax Returns.

(a) Purchaser shall not prepare or file any combined, consolidated or unitary Tax Return that includes Parent or any of its Affiliates (even if such Tax Return also includes any Purchased Company).

(b) Purchaser will timely prepare and file or will cause to be timely prepared and filed (giving effect to any validly obtained extensions) any and all Indemnified Returns with respect to each relevant Purchased Company. Purchaser will deliver any such Indemnified Returns to Parent for its review, comment, and approval (which approval will not be unreasonably withheld, conditioned or delayed), including all reasonably necessary work papers at least 90 days prior to the due date (giving effect to any validly obtained extensions) thereof. Except as otherwise required by applicable Law or pursuant to a “determination” under Section 1313(a) of the Code (or any comparable provision of state, local or non-U.S. applicable Law), Purchaser will, and will cause its Affiliates to, prepare all such Indemnified Returns in a manner consistent with past practices of the applicable Purchased Company.

(c) From and after Closing, unless required by applicable Law, Purchaser and its Affiliates will not, and will cause the Purchased Companies not to, (i) make, revoke or otherwise modify any Tax elections with retroactive effect to the Pre-Closing Tax Period, or (ii) amend, revoke or otherwise modify any Tax Return in respect of a Pre-Closing Tax Period without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) to the extent that such actions would affect any Indemnified Tax Liabilities or Tax Liabilities relating to the Pre-Closing Restructuring.

Section 8.2 Section 338(h)(10) Election.

(a) The Sellers and Purchaser shall jointly make a timely Section 338(h)(10) Election with respect to all of the Purchased Companies that are “United States persons” within the meaning of Section 7701(a)(30) other than the Person listed on Section 8.2 of the Disclosure Letter (the “U.S. Purchased Companies”) in accordance with applicable Laws and under any comparable provision of state, local or non-U.S. Law for which a separate election is permissible and as set forth herein. Purchaser and the Sellers agree to cooperate in good faith with each other in the preparation and timely filing of any Section 338 Forms and Tax Returns required to be filed in connection with the making of such elections, including the exchange of information and the joint preparation and filing of any necessary Tax forms and related schedules. The Sellers agree to report the transfers under this Agreement in a manner consistent with such elections and shall take no position contrary thereto unless required pursuant to a “determination” as defined in Section 1313(a) of the Code.

(b) Purchaser shall be responsible for the preparation and filing of all Section 338 Forms in accordance with applicable Tax Laws and the terms of this Agreement. Sellers shall deliver to Purchaser at Closing an executed copy of IRS Form 8023 (Elections Under Section 338 for Corporations Making Qualified Stock Purchases). The Sellers shall execute, and cause any applicable Affiliates thereof to execute, such documents and take any other actions as reasonably requested by the Purchaser to effectuate such Section 338(h)(10) Election under applicable Law.

(c) Notwithstanding any other provision of this Agreement to the contrary, the Sellers agree and acknowledge that any income and gain recognized as a result of, and in accordance with, the making of the Section 338(h)(10) Election will be included in the Sellers’ Tax Returns. The Sellers shall pay all Taxes resulting from income and gain recognized as a result of, and in accordance with, the making of the Section 338(h)(10) Election.

(d) Other than the elections described herein, no elections shall be made under Section 336(e) or 338 of the Code or the Treasury Regulations thereunder (or any comparable provision of state, local, or foreign law) with respect to the transactions contemplated by this Agreement without the prior written consent of the other Party, provided that, notwithstanding anything to the contrary in this Agreement, Purchaser may make a Section 338(g) election with respect to Electronica BRK de Mexico S.A. de C.V.

Section 8.3 Tax Contests. Notwithstanding any other provision of this Agreement, Parent will retain control over (a) any Tax Proceedings relating to Indemnified Tax Liabilities and (b) any Tax Proceedings relating to the Pre-Closing Restructuring. Any Tax Proceedings relating to the Retained Claims will be governed by Section 5.21, and any Tax Proceedings relating to the APA Proceedings will be governed by Section 8.9.

Section 8.4 Consolidated Returns. Notwithstanding any other provision of this Agreement, (a) Parent and its Affiliates will be entitled to control in all respects, and neither Purchaser nor any of its Affiliates will be entitled to participate in, any Tax Proceeding with respect to any consolidated, combined or unitary Tax Return that includes Parent or any of its Affiliates, and (b) neither Parent nor any of its Affiliates will be required to provide any Person with any consolidated, combined or unitary Tax Return or copy thereof that includes Parent or any of its Affiliates (provided, however, that to the extent that such Tax Returns would be required to be delivered but for this Section 8.4, the Person that would be required to deliver such Tax Returns will instead deliver pro forma Tax Returns relating solely to one or more of the Purchased Companies). Parent or its Affiliates will retain the sole right to settle, abandon or compromise any Tax Proceeding referred to in this Section 8.4.

Section 8.5 Cooperation. Each Party will, and will cause its Affiliates to, provide to the other Party such cooperation, documentation and information as any of them reasonably may request in (a) filing any Tax Return, amended Tax Return or claim for refund, (b) determining a liability for Taxes or an indemnity obligation under this Article VIII or a right to refund of, or credit for, Taxes, (c) conducting any Tax Proceeding, (d) determining an allocation of Taxes between a Pre-Closing Tax Period and Post-Closing Tax Period or (e) applying any benefit, exemption, reduction or similar treatment available under applicable Law, including international treaties. Such cooperation and information will include, among other actions and information and subject to the limitations of Section 8.4, providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information, that any such Party may possess; provided that, notwithstanding any other provision of this Agreement, neither Parent nor any of its Affiliates will be required to disclose any Tax Return or related work papers or supporting information, other than Tax Returns or supporting information that relates solely to one or more Purchased Companies. Each Party will make its employees reasonably available on a mutually convenient basis, with any reasonable, documented costs to be borne by the requesting Party, to provide explanation of any documents or information so provided. For the avoidance of doubt, this Section 8.5 will not limit the ability of Parent (or its Affiliates) or Purchaser to settle any Tax Proceeding under Section 8.3, Section 8.4 or Section 8.9.

Section 8.6 Tax Treatment of Items. Parent, Purchaser and their respective Affiliates will treat any and all payments under this Article VIII as an adjustment to the Purchase Price for Tax purposes unless they are required to treat such payments otherwise by applicable Tax Laws.

Section 8.7 Sales and Transfer Taxes. All sales, use, value-added, business, goods and services, transfer, real estate transfer, documentary, conveyance or similar taxes or expenses that may be imposed as a result of the sale and transfer of the Purchased Equity Interests (including any stamp duty or other tax chargeable in respect of any instrument transferring property and any taxes (other than Income Taxes) payable in connection with the sale and transfer of the Intellectual Property), together with any and all penalties, interest and additions to tax with respect thereto, shall be borne 50% by Parent and 50% by Purchaser, and Parent and Purchaser will cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of such tax Laws.

Section 8.8 Tax Sharing Agreements. Prior to the Closing, all Tax sharing agreements and similar arrangements between (a) any Purchased Company on the one hand, and (b) Parent or any of its Affiliates (other than a Purchased Company) on the other hand, will be terminated and will have no further effect for any Tax period (whether past, present or future), and, after the Closing, no additional payments will be made thereunder with respect to any Tax period, whether in respect of a redetermination of liability for Taxes or otherwise. Parent will, and will cause its Affiliates to, take all steps necessary to ensure that each such termination is effective in the manner described above.

Section 8.9 Mexican APA Proceedings.

(a) Parent or its Affiliates will retain the right to control, at their own expense, the APA Proceedings with respect to the Pre-Closing Tax Period (including, for the avoidance of doubt, the Straddle Tax Period) but shall not take any action with respect thereto that could reasonably be expected to have a material and adverse impact on the Business or the Purchased Companies without the consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that Purchaser will be entitled to (i) participate, at its own expense, in such APA Proceedings to the extent such APA Proceedings relate to the Post-Closing Tax Period, and (ii) receive copies of any written materials relating to such APA Proceeding received from the relevant Governmental Authority to the extent such written materials relate to the Post-Closing Tax Period. Following the Closing, Purchaser will (and will cause its Affiliates, including the Purchased Companies, to cooperate with (at Parent’s sole expense) and use commercially reasonable efforts to assist Parent (at Parent’s sole expense) in connection with the APA Proceedings by providing access to its books and records, to the extent that such books and records are (i) in the possession of Purchaser or its Affiliates (including the Purchased Companies), and (ii) are reasonably required in connection with the Retained Claims; provided, that nothing herein will require Purchaser or any of its Affiliates (including the Purchased Companies) to provide Parent or its counsel with access to or copies of any information that must be maintained as confidential by applicable Law or in accordance with the terms of a written agreement with a third party or if the provision thereof could, based on the advice of outside counsel, jeopardize the attorney-client, attorney work product or any similar privilege; provided, further, that Purchaser and its Affiliates (including the Purchased Companies) will use commercially reasonable efforts to provide such information in a manner that does not violate such Law or is in accordance with such agreement. Nothing in this Section 8.9 will be deemed to require any activities of employees of Purchaser and its Affiliates that could constitute the practice of law or otherwise be seen as creating an attorney-client relationship. Parent and its Affiliates will retain the sole right to settle, abandon or compromise any Tax Proceeding under this Section 8.9 which relates solely to the Pre-Closing Tax Period (and any Liabilities as a result thereof are paid solely by Parent or its Affiliates), provided, however, that (i) Parent or its Affiliates will not settle, compromise or abandon any APA Proceedings to the extent such settlement, compromise, or abandonment relates to the Post-Closing Tax Period without obtaining the prior written consent of Purchaser, which consent will not be unreasonably withheld, conditioned or delayed and (ii) Purchaser or its Affiliates will not settle, compromise or abandon any APA Proceedings to the extent such settlement, compromise, or abandonment relates to the Pre-Closing Tax Period (including, for the avoidance of doubt, the Straddle Tax Period) without obtaining the prior written consent of Parent, which consent will not be unreasonably withheld, conditioned or delayed. Parent and its Affiliates will retain (A) the sole right to receive any Tax refunds relating solely to the Pre-Closing Tax Period resulting from the APA Proceedings and (B) the sole responsibility to pay any Tax Liability relating to the Pre-Closing Tax Period resulting from the APA Proceedings.

(b) If Purchaser or any of its Affiliates receives any amount in connection with the APA Proceedings to which Parent and its Affiliates are entitled pursuant to this Section 8.9 or any written correspondence in connection with the APA Proceedings that relates to the Pre-Closing Tax Period, Purchaser will promptly cause such amount or correspondence, as applicable, to be remitted to Parent or its designated Affiliate, in the event of an amount, net of any reasonable and documented out of pocket costs of recovery (but excluding any internal costs such as employee time or overhead), Taxes or other amounts payable by Purchaser or its Affiliates in connection therewith that were not previously paid by Parent.

Section 8.10 Purchaser Tax Acts. Purchaser will pay or cause to be paid, will be liable for, and will indemnify, defend, and hold Parent and its Affiliates harmless from and against any and all Taxes imposed as a result of actions taken by Purchaser or its Affiliates (including the Purchased Companies) on the Closing Date after the Closing outside of the ordinary course of business and not specifically contemplated by this Agreement.

ARTICLE IX

TERMINATION

Section 9.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a) by written consent of Parent and Purchaser;

(b) by Parent or Purchaser, upon written notice to the other Party, if any Closing Legal Impediment shall be in effect and shall have become final and nonappealable;

(c) by Parent or Purchaser, upon written notice to the other Party at any time after the applicable Outside Date, if the Closing has not occurred on or prior to June 6, 2022 (the “Initial Outside Date” and, as the same may be extended in accordance with this Section 9.1(c), the “Outside Date”); provided, that, if on the Initial Outside Date all of the conditions set forth in Sections 7.1, 7.2 and 7.3 have been satisfied or waived, other than the conditions (i) that by their nature are to be satisfied by actions to be taken at the Closing and (ii) set forth in Section 7.1(a) (but solely with respect to Closing Legal Impediments arising with respect to Antitrust Laws) or Section 7.1(b), then either Party may elect to extend the Outside Date beyond the Initial Outside Date to the date that is 90 days following the Initial Outside Date by providing written notice thereof to the other Party on or prior to the Initial Outside Date; provided, further, that this right of termination will not be available to any Party whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, the failure of any such conditions to be satisfied before such date;

(d) by Purchaser upon written notice to Parent, in the event of a breach of any representation, warranty, covenant or agreement on the part of Parent, such that the conditions specified in Section 7.2 would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Parent by the earlier of (A) 30 days after receipt of written notice thereof and (B) the applicable Outside Date, or (ii) is incapable of being cured prior to the applicable Outside Date; provided, that Purchaser will not have the right to terminate this Agreement pursuant to this Section 9.1(d) if it is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement in a manner that would cause the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; or

(e) by Parent upon written notice to Purchaser, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Purchaser, such that the conditions specified in Section 7.3 would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Purchaser by the earlier of (A) 30 days after receipt of written notice thereof and (B) the applicable Outside Date, or (ii) is incapable of being cured prior to the applicable Outside Date; provided, that Parent will not have the right to terminate this Agreement pursuant to this Section 9.1(e) if Parent is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement in a manner that would cause the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied.

Section 9.2 Procedure upon Termination. In the event that this Agreement is terminated by Purchaser or Parent pursuant to Section 9.1, written notice thereof will forthwith be given to the other Party in accordance with Section 9.1 and Section 12.7, and this Agreement will terminate, and the Transactions (except, in Parent’s discretion, the Pre-Closing Restructuring) will be abandoned, without further action by Parent or Purchaser.

Section 9.3 Effect of Termination. Except as otherwise set forth in this Section 9.3, in the event of the termination of this Agreement pursuant to Section 9.1, this Agreement will forthwith become void and have no further force or effect, without any liability on the part of any Party hereto or its Affiliates, officers, directors or stockholders, other than the liability of Parent or Purchaser, as the case may be, for (x) Fraud or (y) any willful breach of this Agreement occurring prior to such termination. Notwithstanding the foregoing, the provisions of Section 5.4, Section 5.6, Section 5.10, Section 5.16, this Article IX, Article XI, Article XII and the Confidentiality Agreement will survive any termination of this Agreement pursuant to Section 9.1 and remain valid and binding obligations of the Parties. For purposes hereof, a “willful breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

ARTICLE X

INDEMNIFICATION

Section 10.1 Indemnified Matters. Subject to the provisions of this Article X, including the limitations set forth in Section 10.3, from and after the Closing:

(a) Parent will indemnify Purchaser and its Affiliates, including the Purchased Companies (collectively, the “Purchaser Indemnitees”), against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Purchaser Indemnitee to the extent arising out of or relating to (i) the ownership or operation by any Purchased Company of any business other than the Business, the conduct of any activities by any Purchased Company of activities unrelated to the Business, or that otherwise constitutes a Liability related to any business, operations or activities of Parent and its Affiliates to the extent not related to the Business, (ii) the Pre-Closing Restructuring (including any Tax-related Liabilities arising out of the Pre-Closing Restructuring), (iii) the Retained Claims (including any Tax-related Liabilities arising out of the Retained Claims) and (iv) any Indemnified Tax Liabilities.

(b) Purchaser will indemnify Parent and its Affiliates (collectively, the “Seller Indemnitees”) following the Closing against and agrees to hold each of them harmless from any and all third party Damages incurred or suffered by any Seller Indemnitee arising out of a claim by a third party that is initiated against any Seller Indemnitee following the date hereof to the extent related to the operation of the Business but excluding any such Damages in respect of which the Purchaser Indemnitees are subject to indemnification pursuant to Section 10.1(a); provided, however, that Purchaser’s indemnification obligation will not apply to (1) the Specified Litigation or other Damages or Liabilities that are the responsibility of Sellers or their Affiliates pursuant to other provisions of this Agreement or any Ancillary Agreement, (2) any Damages or Liabilities arising in connection with any dispute between the Parties or their Affiliates in respect of this Agreement or the

Ancillary Agreements, (3) any Damages or Liabilities for income Taxes or other Taxes that are paid or payable by Parent on a consolidated basis, (4) any Damages or Liabilities under any Parent Plan, (5) any Damages or Liabilities under or arising pursuant to applicable securities laws or in connect with any registration statements, periodic reports or other documents filed from time to time by Parent with the SEC or similar Governmental Authorities, or (6) any Damages or Liabilities in respect of Outstanding Indebtedness or Transaction Expenses other than to the extent such Outstanding Indebtedness or Transaction Expenses was taken into account in computing the purchase price payable to the Sellers hereunder.

Section 10.2 Procedures. Claims for indemnification under Section 10.1 will be asserted and resolved as follows:

(a) Any Purchaser Indemnitee or Seller Indemnitee seeking indemnification under Section 10.1 (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Section 10.1 will (i) promptly notify the other Party (the “Indemnifying Party”) of the Third Party Claim (and in any event within 15 days of the date on which the Indemnified Party knows of the Third Party Claim), and (ii) as promptly as practicable transmit to the Indemnifying Party a written notice (a “Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), the basis of the Indemnified Party’s request for indemnification under this Agreement and an estimate of any Damages suffered with respect thereto (if reasonably determinable). Notwithstanding the foregoing, the delay or failure to give the notice provided in this Section 10.2(a) will not relieve the Indemnifying Party of its obligations under this Article X, except to the extent such Indemnifying Party is actually prejudiced by such delay or failure.

(b) Subject to the remainder of this Section 10.2(b), the Indemnifying Party will have the right to defend the Indemnified Party against such Third Party Claim. The Indemnifying Party will promptly notify the Indemnified Party (and in any event within 15 days after having received any Claim Notice) with respect to whether or not it is exercising its right to defend the Indemnified Party against such Third Party Claim to the extent the Indemnifying Party is permitted to assume the defense of such Third Party Claim pursuant to the terms hereof. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim (which such election shall serve as a waiver and preclude the Indemnifying Party from disputing whether such claim is an indemnifiable Damage under this Article X), then the Indemnifying Party will have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party which counsel must be reasonably acceptable to the Indemnified Party (provided that Jones Day is deemed acceptable if Parent is the Indemnifying Party and Willkie Farr & Gallagher LLP is deemed acceptable if Purchaser is the Indemnifying Party), in all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party subject to and in accordance with this Section 10.2(b). Notwithstanding the foregoing, the

Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim if (x) the Third Party Claim seeks an order, injunction or other equitable relief against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, is material to the Indemnified Party and cannot be separated from any related claim for money damages (provided that if such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages), or (y) such Third Party Claim relates to or arises in connection with a criminal proceeding. Subject to the foregoing, the Indemnifying Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that neither the Indemnified Party nor the Indemnifying Party will enter into any settlement agreement without the prior written consent of the other Party (which consent will not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, such consent will not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the Third Party Claim of all Indemnified Parties affected by the Third Party Claim, (ii) the settlement does not involve any non de-minimis non-monetary relief, (iii) the settlement agreement does not contain any admission of fault or misconduct and (iv) the full amount of the Damages related to such Third Party Claim are paid by the Indemnifying Party or its Affiliates or a third party (other than an insurer of Purchaser or its Affiliates). The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 10.2(b), and the Indemnified Party will bear its own costs and expenses with respect to such participation; provided that the Indemnified Party shall be entitled to reimbursement for the reasonable fees and expenses of its own legal counsel if (A) the employment of such counsel has been specifically authorized in writing by the Indemnifying Party or (B) the Indemnifying Party and the Indemnified Party are parties to or the subjects of such Third Party Claims and potential conflicts of interest exist between the Indemnified Party and the Indemnifying Party as advised by outside counsel.

(c) If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 10.2(b) within 30 days after receipt of any Claim Notice (or notifies the Indemnified Party within such time period that it elects not to defend the Indemnified Party) or fails to prosecute the defense diligently after notice and failure to cure, then the Indemnified Party shall have the right to defend itself against the applicable Third Party Claim, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party, in all appropriate proceedings, which proceedings will be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party will have the right to defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent will not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 10.2(c), and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

(d) If requested by a Party, the other Party agrees, at the sole cost and expense of the requesting Party, to reasonably cooperate with the requesting Party and its counsel in contesting any Third Party Claim, including providing reasonable access to documents, records, information and personnel for conferences, discovery, proceedings, hearings, trials or appeals as may be reasonably requested by the requesting Party.

(e) A claim for indemnification for any matter not involving a Third Party Claim will be asserted by notice to the Party from whom indemnification is sought as promptly as practicable after the date on which the Indemnified Party knows or reasonably should have known of facts giving rise to the claim for indemnification, which notice will describe in reasonable detail the nature of the claim and the basis of the Indemnified Party’s request for indemnification under this Agreement and will include, to the extent estimable, a reasonable estimate of the Damages suffered with respect thereto (if reasonably determinable). Notwithstanding the foregoing, the delay or failure to give the notice provided in this Section 10.2(e) will not relieve the Indemnifying Party of its obligations under this Article X, except to the extent such Indemnifying Party is actually prejudiced by such delay or failure.

Section 10.3 Limitations on Liability. Notwithstanding anything to the contrary herein:

(a) Each Indemnified Party will have a duty to use commercially reasonable efforts to mitigate any damages arising out of or relating to this Agreement or the Transactions but, for the avoidance of doubt, no Purchaser Indemnitee shall be required to pursue any recoveries under the R&W Insurance Policy in respect of any matters subject to indemnification hereunder.

(b) The amount of any Damages for which an Indemnified Party claims indemnification under this Agreement will be reduced by the amount of (i) any insurance proceeds actually received (net of any costs of recovery, including the aggregate cost of pursuing any related insurance claims and any related increases in insurance premiums or other chargebacks) from third party insurers with respect to such Damages; (ii) any Tax Benefit that is attributable to such Damages and is Actually Realized in the taxable period during which the applicable Damages are paid or the following taxable year; and (iii) any indemnification, contribution, offset or reimbursement payments actually received from third parties with respect to such Damages (net of any costs of recovery, including the aggregate cost of pursuing any related insurance claims and any related increases in insurance premiums or other chargebacks); provided, that such Indemnified Party will use commercially reasonable efforts to obtain recoveries from insurers, including title insurers and other third parties in respect of this Section 10.3(d), but not including the R&W Insurance Policy, which for the avoidance of doubt, Purchaser shall not be required to attempt to recover under with respect to any Damage or Liability subject to indemnification pursuant to this Article X. If an Indemnified Party (A) actually receives insurance proceeds from third party insurers with respect to such Damages, (B) has a Tax Benefit that is Actually Realized as set forth in the preceding clause (ii), or (C) actually receives indemnification, contribution, offset or reimbursement payments from third parties with respect to such Damages, in each case, at any time subsequent to any indemnification payment pursuant to Section 10.1 and subject to the limitations in the preceding sentence, then such Indemnified Party will promptly reimburse the applicable Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification up to such amount actually received by such Indemnified Party (net of any costs of recovery, including the aggregate cost of pursuing any related insurance claims and any related increases in insurance premiums or other chargebacks).

(c) In the event an Indemnified Party recovers Damages in respect of a claim of indemnification under this Article X, no other Indemnified Party will be entitled to recover the same Damages in respect of a claim for indemnification.

(d) Notwithstanding anything provided under applicable Law, other than with respect to Fraud (except with respect to punitive damages, for which no Party will have liability), no Party will have any Liability under this Article X for, and Damages under this Article X will not include, any punitive, incidental, consequential, special or indirect Damages or Damages based on lost profits or a multiple of earnings, in each case, except to the extent any such Damages are awarded and paid with respect to a Third Party Claim as to which a Party is entitled to indemnification under this Agreement.

Section 10.4 Exclusivity. After the Closing, the sole and exclusive remedy for any and all claims, Damages or other matters arising under, out of, or related to this Agreement or the Transactions, other than in the case of (a) Fraud with respect to a representation and warranty made by a Party in this Agreement, (b) the matters covered by Section 1.4, (c) the matters covered by Article VIII relating to Taxes, (d) claims with respect to a breach of any covenant (including Section 5.20) in this Agreement that by its nature is required to be performed after the Closing (including a claim for equitable remedies (including specific performance or injunctive relief) arising therefrom), and (e) claims under the Transition Services Agreement will be the rights of indemnification set forth in this Article X only, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort, strict liability, statute, common law, or other Law (including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et. seq. or other Environmental Laws), equitable remedy or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties to the fullest extent permitted by Law. For the avoidance of doubt, following the Closing and except in the case of Fraud, the sole remedy of Purchaser in respect of any breach of any representation or warranty of Parent set forth in Article III of this Agreement is the R&W Insurance Policy.

Section 10.5 Characterization of Indemnity Payments. The Parties agree that any indemnification payments made pursuant to this Article X will be treated for all Tax purposes as an adjustment to the Purchase Price unless otherwise required by applicable Law.

Section 10.6 Coordination with Article VIII. For the avoidance of doubt, any payments made under Section 8.7 will not be considered indemnification under this Article X, but will be governed by Article VIII.

ARTICLE XI

CERTAIN DEFINITIONS

Section 11.1 Certain Definitions. The following terms, as used in this Agreement, have the following meanings:

“Accounting Principles” means GAAP, as applied using the same accounting methods, policies, principles, practices and procedures (including classifications, judgments and estimation methodologies) as were used in the preparation of the most recent Financial Statements, in each case subject to the specific methods, policies, principles, practices and procedures set forth in Exhibit 11.1 (the “Specified Policies”). In the event of a conflict between GAAP and the Specified Policies, the Specified Policies will control.

“Action” means any action, claim, suit, arbitration, investigation or proceeding, in each case, by or before any Governmental Authority.

“Actually Realized” means, with respect to any Tax Benefit, the time that any refund of Taxes is actually received or at the time of the filing of a Tax Return on which a loss, deduction, credit or an increase in basis is applied to reduce the amount of Taxes that would otherwise be payable.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlled by” and “under common control with” have meanings correlative thereto. For purposes of the foregoing, (a) for all periods prior to the Closing, neither Purchaser, on the one hand, nor the Purchased Companies, on the other hand, will be treated as an Affiliate of the other, and (b) for all periods after the Closing, neither Parent, on the one hand, nor the Purchased Companies, on the other hand, will be treated as an Affiliate of the other.

“Affiliate Arrangements” means all Contracts, arrangements, commitments or transactions between Parent or any of its Affiliates (other than a Purchased Company), on one hand, and a Purchased Company, on the other hand.

“Ancillary Agreements” means the Transition Services Agreement, the Guada Settlement Partial Assignment and all other documents delivered or required to be delivered by any Party or an Affiliate thereof on the Effective Date or at the Closing pursuant to the terms set forth in this Agreement.

“Antitrust Laws” means applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any other country or jurisdiction, to the extent applicable to the purchase and sale of the Purchased Equity Interests and the other Transactions, including the HSR Act and other similar competition or antitrust Laws of any jurisdiction other than the United States.

“APA Proceedings” means the ongoing unilateral APA of Electronica BRK de Mexico S.A. de C.V. for tax years 2018-2022, as refiled and extended to tax years 2018-2024 in December 2021.

“Assets” means assets, properties and rights, wherever located (including in the possession of vendors or other third parties or elsewhere), whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.

“Business” means the business conducted through Parent’s Connected Home & Security business unit of designing, manufacturing, marketing, selling and distributing home security and safety products (including smoke alarms, carbon monoxide alarms, combination smoke and carbon monoxide alarms, fire suppressants, fire escape ladders, water alarms, motion sensors, safes, lock boxes, mold detection kits, lead testing kits, radon testing kits and drinking water testing kits), including under the brands First Alert®, Onelink® and BRK®.

“Business Days” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are required to or may be closed.

“Business Employee” means each individual (i) who is employed by a Purchased Company, including all such employees absent due to vacation, holiday, sickness, short term disability or approved leave of absence, and (ii) who is employed by Parent or a Subsidiary of Parent (excluding the Purchased Companies) who is providing substantially all of their services to the Business (other than the Shared Employees, who shall not become employees of Purchaser or its Affiliate pursuant to Section 6.1(a)), in each case of clauses (i) and (ii), including an Inactive Business Employee, and excluding any individual on a long-term disability leave or a workers’ compensation or social security leave for a period longer than 6 months. For purposes of this definition, an individual is deemed to provide “substantially all of their services to the Business” if such individual dedicates at least fifty percent of his or her business time to serving the Business during which he or she provides services to Parent or a Subsidiary of Parent.

“Business Inventory” all inventories of raw materials, work-in-process, finished goods and packaging materials (whether in the possession of Parent or any of its Affiliates (including any Purchased Company), held by third parties on consignment or as bailee or in transit at the time of the Closing) primarily used or primarily held for use in the Business.

“Business IP” means any Proprietary Software and Intellectual Property owned by a Purchased Company, or licensed to a Purchased Company pursuant to a Contract.

“Business IT Systems” means computer software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used in connection with, the Business.

“Cash” means the sum (without duplication) of (a) the consolidated cash and cash equivalents (excluding marketable securities and short-term investments) of the Purchased Companies as of immediately prior to the Closing, determined in accordance with the Accounting Principles and net of any restricted or other cash that is not immediately available for use at the Closing, and (b) $1,000,000, which represents the royalty payment advance under the Software Agreement, dated November 8, 2019, between BRK Brands, Inc. and Vistatech Labs, but only to the extent that, as of the Closing Date and pursuant to the above-referenced Vistatech agreement, such amount shall actually reduce future royalties payable by the Purchased Companies pursuant to the terms thereof. Notwithstanding the previous sentence, (A) Cash will (i) be calculated net of uncleared checks and drafts issued by the Purchased Companies as of immediately prior to the Closing (to the extent a corresponding amount has been released from accounts payable), and (ii) include uncleared checks and drafts received or deposited for the account of the Purchased Companies as of immediately prior to the Closing (to the extent a corresponding amount has been released from accounts receivable), in each case determined in accordance with the Accounting Principles and (B) Parent shall use commercially reasonable efforts to minimize the Cash being transferred to Purchaser at Closing.

“Change in Control Payment” means any transaction, retention, change in control or similar bonuses, severance payments and other employee-related change of control payments payable by any Purchased Company as of or after the Closing Date (including the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated therewith) as a result of the consummation of the transactions contemplated by this Agreement other than any of the foregoing that become payable following the Closing solely as a result of the termination of the applicable Business Employee’s employment by Purchaser without cause.

“Closing Adjustment” means an amount equal to: (a) the Working Capital Adjustment (which may be a negative number), plus (b) the Cash, minus (c) the Outstanding Indebtedness, minus (d) the Transaction Expenses.

“Closing Net Working Capital” means the Net Working Capital as of immediately prior to the Closing.

“Code” means the Internal Revenue Code of 1986.

“Competitive Activities” means designing, manufacturing, marketing, selling or distributing of smoke alarms, carbon monoxide alarms, combination smoke and carbon monoxide alarms, fire suppressants, fire escape ladders, water alarms, motion sensors, safes, lock boxes, mold detection kits, lead testing kits, radon testing kits and drinking water testing kits.

“Continuing Employee” means (i) a Business Employee, other than an Offer Employee, who continues to be employed by a Purchased Company following the Closing Date or (ii) Offer Employee who accepts an offer of employment and commences employment with Purchaser or its Affiliate in accordance with Section 6.1(a) and continues employed by Purchaser or its Affiliate.

“Contract” means any contract, agreement, license, lease, guaranty, indenture, sales or purchase order or other legally binding commitment in the nature of a contract, whether written or oral.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Insurance Claim” means any insurance claim made by Parent or its Affiliates with respect to insurable losses arising out of COVID-19 related to the Business and which such losses occurred prior to the Closing.

“COVID-19 Measures” means (a) any measures taken to the extent reasonably necessary to comply with applicable Law, Order, Action, directive, guidelines or recommendations by any Governmental Authority, including the World Health Organization and the Centers for Disease Control and Prevention, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security (CARES) Act and the Families First Act, and (b) that are commercially reasonable and taken by a Person or its Affiliates to avoid or mitigate material risk of physical injury or harm to any human Person (or to otherwise protect or preserve the health or safety of any human Person) or a material financial loss or damage to such Person or its Affiliates in connection with or in response to COVID-19, whether or not in the ordinary course of business of the Purchased Companies.

“Damages” means all damages, losses, awards, fees, interest, fines, penalties, costs, Liabilities, Taxes and expenses (including reasonable attorneys’ fees and expenses).

“Disclosure Letter” means the disclosure letter delivered by Parent to Purchaser prior to the execution of this Agreement and dated as of the Effective Date.

“Effect” means any change, development, circumstance, fact, effect or event.

“Employee Benefit Plan” means (a) an employee benefit plan (as such term is defined in Section 3(3) of ERISA or similar labor Laws in other countries), including a Multiemployer Plan, (b) each other plan, policy, program, agreement, trust fund, arrangement or payroll practice providing any compensation, welfare benefits (including health, dental, vision, life, accident and disability insurance or benefits, retiree healthcare, retiree life insurance, sick pay or sick leave), pension, retirement benefits, deferred compensation, savings, or vacation, holiday, accrued leave benefits, fringe benefit, tuition refund, service award, company car, scholarship, relocation, or unemployment benefits and (c) each profit-sharing, bonus, stock purchase, restricted stock, stock option or stock appreciation or other equity or equity-based incentive, plan, policy, program, agreement or arrangement or similar forms of incentive compensation, commission, bonus, severance, termination, retention, employment, consulting, collective bargaining, change-in-control, employee loan, and other plan, policy, program, agreement, trust fund or arrangement, in each case, covering Business Employees or other service provider of any Purchased Company, whether or not subject to ERISA, whether formal or informal, oral or written, funded, unfunded, insured or self-insured, (i) that is sponsored, established, maintained, contributed to or required to be contributed to by Parent or a Subsidiary of Parent or (ii) under which Parent or a Subsidiary of Parent has any current or potential Liabilities. Notwithstanding the foregoing, “Employee Benefit Plan” will not include any statutory plan or similar employee benefits required by Law.

“Encumbrances” means options, pledges, security interests, liens, mortgages, charges, claims or other encumbrances or restrictions.

“Environmental Laws” means any Law relating to (i) the protection of the natural environment, including natural resources, (ii) the protection of human health and safety as it pertains to exposure to Hazardous Substances, (iii) the manufacture, registration, distribution, formulation, packaging or labeling of Hazardous Substances or products containing Hazardous Substances, or (iv) the handling, use, presence, generation, treatment, transportation, storage, disposal, Release or threatened Release of any Hazardous Substance.

“Environmental Permits” means all Permits required or necessary to operate or conduct the Business by any Governmental Authority under or in connection with any Environmental Law.

“Equity Interest” means any capital stock, partnership, membership, joint venture or other ownership or equity interest, participation or equity securities (whether voting or non-voting, whether preferred, common or otherwise, and including stock appreciation, contingent interest or similar rights) of a Person.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included a Purchased Company or that is, or was at the relevant time, a member of the same “controlled group” as a Purchased Company pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Fraud” means (a) with respect to Parent, that (i) a written representation and warranty made by Parent in this Agreement was false when made, (ii) at the time such representation and warranty was made, such representation and warranty was, to the Knowledge of Parent, false, (iii) Parent had an intent to induce Purchaser to act or refrain from acting in such context and (iv) Purchaser acted in justifiable reliance on such representation and warranty, and (b) with respect to Purchaser, that (i) a written representation and warranty made by Purchaser in this Agreement was false when made, (ii) at the time such representation and warranty was made, such representation and warranty was, to the knowledge of Purchaser, false, (iii) Purchaser had an intent to induce Parent to act or refrain from acting in such context and (iv) Parent acted in justifiable reliance on such representation and warranty.

“Fundamental Representations” means the representations and warranties of Parent contained in Sections 3.1 (Organization, Existence and Good Standing), 3.2 (Authorization, Validity and Execution), 3.5 (Capitalization), 3.11 (Title to Assets; Sufficiency of Assets) (excluding the last sentence of Section 3.11(a)) and 3.21 (Brokers).

“GAAP” means United States generally accepted accounting principles.

“Governmental Approvals” means any notices, reports or other filings to be made, or any consents, approvals, waivers, registrations, permits, orders, clearances, terminations or expirations of waiting periods, or authorizations to be obtained from, any Governmental Authority.

“Governmental Authority” means (a) any national, federal, state, provincial, county, municipal or foreign or supranational government, or other political subdivision thereof, (b) any entity exercising executive, legislative, judicial, regulatory, tribunal, taxing or administrative functions of or pertaining to government, and (c) any arbitrator or arbitral body or panel, department, ministry, instrumentality, agency, court, commission or body of competent jurisdiction.

“Guada Settlement Partial Assignment” means an agreement with respect to the assignment of rights under that certain Settlement and Non-Exclusive Patent License Agreement, dated as of January 13, 2020, by and between Parent and Guada Technologies, LLC, as Plaintiff, to a Purchased Company, in such form as the Parties may mutually and reasonably agree.

“Hazardous Substance” means any chemical, waste, substance or material defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” or “toxic pollutants,” under, or for which liability or standards of conduct may be imposed pursuant to, any Environmental Law, including waste oil and petroleum or petroleum by-products asbestos and asbestos-containing materials and products, polychlorinated biphenyls (PCBs) or materials containing same, per- and polyfluoroalkyl substances or products containing same, lead or lead-based paints or materials, radon and other radioactive substances, urea formaldehyde, mold in quantities or concentrations that may adversely affect human health, or other substances that may have an adverse effect on human health or the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Inactive Business Employee” means, as of a given date, any Business Employee who is on an approved paid or unpaid leave of absence, such as a military, maternity or medical leave of absence, or leave under the Family and Medical Leave Act on such date. Notwithstanding the foregoing, any individual on a long-term disability leave or a workers’ compensation or social security leave for a period longer than six months is not an Inactive Business Employee.

“Income Taxes” means U.S. federal, state or local or non-U.S. net income or capital gain Taxes (but not any gross income Taxes and not any withholding Taxes or payroll, employment or employee Taxes), together with any interest or penalties imposed with respect thereto.

“Indemnified Return” means a Tax Return (a) of or relating to a Purchased Company that relates to or reports any Indemnified Tax Liabilities, Tax Liabilities relating to the Pre-Closing Restructuring, the Retained Claims, or the APA Proceedings to the extent related to a Pre-Closing Tax Period and (b) required to be filed after the Closing, other than a combined, consolidated or unitary Tax Return that includes Parent or any of its Affiliates.

“Indemnified Tax Liability” means any Liability for Taxes resulting by reason of the several liability of any Purchased Company pursuant to Treasury Regulations Section 1.1502-6 or any analogous state, local or foreign Law or by reason of any Purchased Company having been a member of any consolidated, combined or unitary group on or prior to the Closing Date. For the avoidance of doubt, “Indemnified Tax Liability” shall include any amounts includable in income of a Purchased Company in a Pre-Closing Tax Period and deferred pursuant to Section 965(h).

“Intellectual Property” means rights in any intellectual property, in any jurisdiction around the world, including (a) patents, design registrations, utility models or other registrations for technological developments, (b) trademarks, service marks, trade names, brand names, trade dress, slogans, logos, internet domain names, social media accounts and identifiers, and including all goodwill arising from or associated with any of the foregoing, (c) inventions, discoveries, ideas, processes, formulae, designs, models, industrial designs, know-how, proprietary information, analytics, trade secrets, and confidential information, whether or not patented or patentable, (d) copyrights, writings and other copyrightable works, including copyrights in works in progress, databases and software, (e) all other intellectual property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature or having similar effect in any jurisdiction throughout the world, and (f) all registrations and applications for registration of any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to Parent, the actual knowledge (without encompassing any constructive, imputed or similar concepts of knowledge) of each of the individuals listed on Section 11.1(a) of the Disclosure Letter, after reasonable inquiry of (a) any direct reports responsible for IT and (b) employees of Parent or its Affiliates responsible for overseeing litigation relating to the Business.

“Law” means any statute, law (including common law), ordinance, rule, regulation, Order or decree promulgated by any Governmental Authority.

“Liability” means all debts, claims, losses, liabilities, obligations, damages, fines, penalties, deficiencies or responsibilities, costs and expenses (whether known or unknown, vested or unvested, asserted or unasserted, absolute or contingent, accrued or unaccrued, assessed or unassessed, liquidated or unliquidated, actual or potential, pending or threatened, and due or to become due).

“Material Adverse Effect” means any Effect that, individually or in the aggregate, is, or would reasonably expected to be, materially adverse to (i) Parent’s and its Affiliates’ ability to perform their obligations under this Agreement and consummate the Transactions or (ii) the business, Assets, Liabilities, condition or results of operations of the Business, taken as a whole; provided, however, that no Effect will be considered when determining whether a Material Adverse Effect has occurred pursuant to clause (ii) above to the extent such Effect resulted or arose from any of the following: (a) the negotiation, execution or announcement of the Transactions, including any impact thereof on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees (provided that this clause (a) shall not apply with respect to Section 7.2(a) insofar as it relates to Section 3.3); (b) conditions generally affecting the industry in which the Business participates or the capital markets in general; (c) compliance with the terms of, or the taking of any action required by, this Agreement or the Ancillary Agreements; (d) any change following the date hereof in applicable Laws or the UL 217 Standards or the interpretation thereof; (e) any change after the date hereof in GAAP or other accounting requirements or principles or the interpretation thereof; (f) any national or international political or social conditions, including an outbreak or escalation of hostilities, acts of terrorism, military acts, cyber-attacks or other cybercrime, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to the foregoing, in each case whether or not involving the United States; (g) any change in conditions in the United States, foreign or global financial, banking or securities markets generally (including any disruption thereof and any decline in the price of any market index or any change in interest or exchange rates); (h) any hurricane, tornado, earthquake, flood or other natural disaster, or any epidemic, pandemic outbreak of illness or other public health event (including a worsening of COVID-19) or any worsening thereof; (i) any COVID-19 Measures undertaken in accordance with the terms of this Agreement; (j) actions required to be taken under applicable Laws; (k) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the Effective Date (provided that this clause (k) will not prevent a determination that any Effect underlying such failure has resulted in a Material Adverse Effect); or (l) any action taken upon the written request of Purchaser; provided that any item set forth in clauses (b), (d), (e), (f), (g), (h), (i) and (j) shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would be reasonably expected to occur to the extent any such Effect has had, or would be reasonably expected to have, a disproportionate adverse impact on the Business or the Purchased Companies, taken as a whole, relative to other similarly situated businesses or Persons in the industries in which the Business operates.

“NBTC” means NBTC GZ Co Ltd, Dongguan Branch.

“Net Working Capital” means, as of any particular time, (a) the line items (and only such line items) included in total current assets of the Purchased Companies in Exhibit 1.3(a) minus (b) the line items (and only such line items) included in total current liabilities of the Purchased Companies in Exhibit 1.3(a), in each case, calculated as of immediately prior to the Closing on a consolidated basis and in accordance with the Accounting Principles; provided, however, that total current assets will not include (without duplication) (i) any Cash (or items that are expressly excluded from the definition of Cash), (ii) any Income Tax asset (current or deferred), or (iii) any Retained Claim, and total current liabilities will not include (without duplication) (A) any item included in the Outstanding Indebtedness, (B) any Income Tax liability (current or deferred), (C) any item included in Transaction Expenses, and (D) any accrual with respect to the Parent Award Payments.

“Newell APAC” means Newell Brands APAC Sourcing Limited.

“OFAC Sanctioned Person” means any government, country, corporation or other entity, group or individual with whom or which the Office of Foreign Asset Control sanctions prohibit a U.S. Person from engaging in transactions, and includes any Person that appears on the current OFAC list of Specially Designated Nationals and Blocked Persons (the “SDN List”). For ease of reference, and not by way of limitation, OFAC Sanctioned Persons other than governments and countries can be found on the SDN List on OFAC’s website at www.treas.gov/offices/enforcement/ofac/sdn.

“Open Source Software” means any software that is or that contains or is derived in any manner (in whole or in part) from any open source, copyleft or community source code software or any other software that, in each case, is licensed under any license that has been approved by the Open Source Initiative and listed on https://opensource.org/licenses/alphabetical or that is based on any similar licensing or distribution model.

“Organizational Documents” means any charter, certificate of formation, articles of incorporation, declaration of partnership, articles of association, bylaws, operating agreement, limited liability company agreement, partnership agreement or similar formation or governing documents and instruments of any Person.

“Outstanding Indebtedness” means, without duplication, the following liabilities of the Purchased Companies, in each case as of immediately prior to the Closing: (a) all liabilities for borrowed money indebtedness, but only to the extent actually drawn down or borrowed; (b) all obligations evidenced by bonds, debentures, notes or similar instruments; (c) all liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, but only to the extent of the obligation actually drawn down or borrowed; (d) all liabilities in respect of cash or bank overdrafts to the extent not already netted out in the calculation of Cash; (e) all liabilities associated with interest rate or other derivative securities, including the mark-to-market valuation thereof or breakage costs associated therewith, but only to the extent that the interest rate or other derivative securities transfer to Purchaser or are retained by any Purchased Company at the Closing; (f) all lease obligations that are required to be capitalized in accordance with GAAP (provided that only such capitalized amount shall be considered Outstanding Indebtedness hereunder) (for the avoidance of doubt, the issuance of FASB Accounting Standards Update No. 2016-02, Leases, ASC Topic 842, will be disregarded and GAAP prior to the adoption of this accounting guidance will prevail for the purposes of this clause (f)); (g) all liabilities in respect of the deferred purchase price of property, services or business (including the full amount of any actual or potential earn-out obligations); (h) any Pre-Closing Taxes; (i) an amount equal to (A)(x) the aggregate amount of bonuses that would be payable to the Continuing Employees (including Inactive Offer Employees) in respect of the fiscal year of the Company ending December 31, 2022, assuming that such bonuses are paid at the target bonus amount thereof, which target bonus amount shall be established in a manner consistent with the past practices of the Business, multiplied by (y) a fraction, the numerator of which is the number of days elapsed from (and including) January 1, 2022 through (and including) the Closing Date, and the denominator of which is 365, plus (B) the employer portion of any withholding, payroll, employment or similar Taxes, if any, that would be payable upon the payment of the bonuses referred to in the immediately preceding clause (A); (j) $112,000, which represents all Liabilities relating to the matters identified on Section 11.1(b) of the Disclosure Letter, less any portion of such Liabilities included in Net Working Capital; (k) all guarantees with respect to any indebtedness of the types referenced in clauses (a) through (j); and (l) all penalty payments, premiums, charges, interest, fees, yield maintenance amounts and other expenses payable as a result of or in connection with the prepayment of any obligations of the types referred to in clauses (a) through (k) (assuming for purposes of calculating such amounts that such prepayment occurs immediately prior to or at the time of the Closing). For the avoidance of doubt, “Outstanding Indebtedness” will not include (i) any indebtedness solely between the Purchased Companies, (ii) any amount which is included in Transaction Expenses or Cash, or (iii) any Liabilities incurred by or at the written direction of Purchaser in connection with or following the Closing.

“Peg Net Working Capital” means $72,700,000.

“Permit” means any approval, permit, license, certificate, franchise, permission, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority.

“Permitted Encumbrances” means (a) (i) Encumbrances for Taxes, assessments or governmental charges or levies on property not yet delinquent or the validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (ii) mechanics’, carriers’, workmen’s, repairmen’s and other like Encumbrances arising or incurred in the ordinary course of business which are not yet due and payable and (iii) Encumbrances arising under equipment leases with third parties entered into in the ordinary course of business; (b) the Leases listed in Section 3.8(b) of the Disclosure Letter; (c) Encumbrances consisting of zoning or planning restrictions, Permits and other governmental restrictions or limitations on the use of real property; (d) Encumbrances that would be readily apparent upon a visual inspection of the Owned Real Property or Leased Real Property; (e) covenants, conditions, restrictions, easements, rights of way, and encumbrances of record, private and public easements, rights of way and utility agreements, and roads or highways, if any, affecting title to such Owned Real Property or Leased Real Property and other immaterial encroachments that do not or would not impair the use, occupancy or operation of such Owned Real Property or Leased Real Property in the ordinary course of business of the Purchased Companies and, with respect to any Owned Real Property, that do not impair the value of such Owned Real Property; (f) with respect to any Leased Real Property, the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Encumbrance thereon; (g) Encumbrances created by Purchaser or its successors and assigns; (h) Encumbrances disclosed in the Disclosure Letter; and (i) licenses of Intellectual Property.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Taxes” means (a) any liability of a Purchased Company for Income Taxes imposed on or payable with respect to any Purchased Company for any Pre-Closing Tax Period, including such portion of any Straddle Tax Period, and (b) any liability of a Purchased Company for Taxes deferred pursuant to a COVID-19 Measure. For purposes hereof, in the case of any Straddle Tax Period, Taxes of any Purchased Company allocable to the Pre-Closing Tax Period will be computed on a closing of the books basis as if such taxable period ended on the end of the Closing Date. For the avoidance of doubt, Pre-Closing Taxes shall not include any amounts included or to be included on any combined, consolidated or unitary Tax Return that includes Parent or any of its Affiliates or that otherwise is a liability of Parent or any of its Affiliates (other than the Purchased Companies).

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

“Property Taxes” means real, personal, and intangible ad valorem property Taxes.

“Proprietary Software” means all Software owned, or purported to be owned by a Purchased Company.

“Purchased Companies” means (a) the Company, (b) First Alert (Canada) Inc., an Ontario corporation, (c) BRK Brands, Inc., a Delaware corporation, (d) BRK FinCo LLC (f/k/a Quickie Holdings LLC), a Delaware limited liability company, (e) BRK BRANDS (UK) (f/k/a Newell (1995)), a company organized under the Laws of England and Wales, (f) Electronica BRK de Mexico S.A. de C.V, a company organized under the Laws of Mexico, (g) THL-FA IP Corp., a Delaware corporation and (h) each other entity that is merged into such entities pursuant to the Pre-Closing Restructuring or is otherwise effectively acquired by Purchaser pursuant to this Agreement.

“Purchased Company Guaranty” means any guaranty, letter of credit, indemnity or contribution agreement or other similar agreement entered into by a Purchased Company in favor of any third party guaranteeing or assuring such third party of the payment of any actual or potential liability or obligation of Parent or any of its Subsidiaries (other than a Purchased Company) to such third party.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, leaking, dumping, pouring, injecting, dispersing, migrating or disposing of any Hazardous Substance into the indoor or outdoor environment or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Representatives” means a Party’s accountants, counsel, consultants, advisors and agents.

“Restricted Area” means any geographic area in which the Purchased Companies or the Business sells or manufactures products or services or is or was otherwise active at any time in the three year period ending on the Closing Date, including (for the avoidance of doubt) Europe, the Middle East, Africa and the Asian-Pacific region.

“Restricted Period” means the period from the Closing Date until the three-year anniversary of the Closing Date.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) the Canadian government or (c) the European Union or Her Majesty’s Treasury of the United Kingdom.

“Section 301 Cases” means (a) the legal proceedings in the case captioned Anchor Hocking LLC, et al. v. United States of America, et al., Case No. 20-02274 pending in the United States Court of International Trade, and any appeal or remand therefrom or proceedings in connection therewith, and any new proceedings that may arise from or otherwise relate to tariffs paid by the Purchased Companies prior to the Closing pursuant to Title III of the Trade Act of 1974, 19 U.S.C. §§ 2411-2420, as amended, and (b) any subsequent refund claims arising from the conclusion of such case for any payments made by Parent on behalf of a Purchased Company or by a Purchased Company prior to the Closing.

“Section 338(h)(10) Election” means an election described in Section 338(h)(10) of the Code with respect to the Purchaser’s acquisition of the Purchased Companies pursuant to this Agreement, and any corresponding election under state or local Law pursuant to which a separate election is permissible with respect to the Purchaser’s acquisition of the Purchased Companies pursuant to this Agreement.

“Section 338 Forms” means all returns, documents, statements, and other forms that are required to be submitted to any federal, state, county or other local Tax authority in connection with a Section 338(h)(10) Election, including, without limitation, any “statement of section 338 election” and IRS Form 8023 (together with any schedules or attachments thereto) that are required pursuant to Treasury Regulations Section 1.338-1 or Treasury Regulations Section 1.338(h)(10)-1 or any successor provisions.

“Seller Guaranty” means any guaranty, letter of credit, indemnity or contribution agreement or other similar agreement entered into by Parent or any of its Subsidiaries (other than a Purchased Company) in favor of any third party guaranteeing or assuring such third party of the payment of any actual or potential liability or obligation of a Purchased Company to such third party, to the extent listed on Section 11.1(c) of the Disclosure Letter.

“Shared Employee” means the individuals employed by Parent or its Affiliates (excluding the Purchased Companies) set forth on Section 11.1(d) of the Disclosure Letter.

“Software” means all computer software and applications (including web sites, HTML code, firmware and other software embedded in hardware devices), data files, object code, Source Code, middleware, APIs, tools, libraries, user interfaces and databases, in any form or format, however fixed, and related documentation and material.

“Specified Litigation” means the items listed on Section 11.1(e) of the Disclosure Letter.

“Straddle Tax Period” means a Tax year or Tax period that begins before and ends after the Closing Date.

“Subsidiary” means, with respect to any Person: (a) any other Person of which such Person beneficially owns, either directly or indirectly, more than 50% of (i) the total combined voting power of all classes of voting securities of such other Person, (ii) the total combined equity interests of such other Person, or (iii) the capital or profit interests of such other Person; or (b) any other Person of which such Person has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body of such other Person.

“Tax” or “Taxes” means any income, alternative or add-on minimum, gross income or receipts, sales, use, value added, consumption, transfer, gains, ad valorem, franchise, profits, license, withholding, payroll, direct placement, employment, excise, severance, stamp, procurement, occupation, premium, property, unclaimed property or escheat, environmental or windfall profit tax, custom, duty or other tax, together with any interest, additions or penalties with respect thereto.

“Tax Benefit” means any refund or credit of Taxes paid or any reduction in the amount of Taxes which otherwise would have been paid, calculated on a with and without basis, even if such refund, credit or reduction is applied to a subsequent Tax period.

“Tax Proceeding” means any audit, examination, contest, litigation or other proceeding by or against any Governmental Authority relating to Taxes.

“Tax Return” means any return, declaration, report, claim for refund, information return or similar statement filed or required to be filed with respect to any Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Transaction Expenses” means, without duplication, (a) all costs and expenses incurred or payable by the Purchased Companies in connection with the preparation, negotiation, execution and performance of this Agreement, the Ancillary Agreements and the Transactions, including any auction or similar process that resulted in the execution and delivery of this Agreement, and (b) Change in Control Payments. Notwithstanding the foregoing, Transaction Expenses will expressly exclude (i) costs and expenses paid by Parent or any of its Subsidiaries (other than the Purchased Companies) and costs and expenses paid by the Purchased Companies prior to or at the Closing (with a corresponding reduction, if applicable, to Cash for any payments by the Purchased Companies), and (ii) costs and expenses contemplated to be paid by Purchaser or its Affiliates pursuant to this Agreement or any other Ancillary Agreement.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements, including the Pre-Closing Restructuring.

“Treasury Regulations” means final and temporary income tax regulations proposed by the U.S. Department of Treasury existing as of the Effective Date.

“UL 217 Standards” means the performance requirements as specified in the UL 217 8th edition Standard for Safety for Single and Multiple Station Smoke Alarms.

“Vistatech Agreements” means the Software Agreement, dated November 8, 2019, between BRK Brands, Inc. and Vistatech Labs and the Consulting Services Agreement by and between VistaTech Labs, Inc. and BRK Brands, Inc., dated October 7, 2019, collectively.

“Working Capital Adjustment” means the amount by which the Closing Net Working Capital is greater than or less than, as the case may be, the Peg Net Working Capital. For the avoidance of doubt, the Working Capital Adjustment will be positive if the Closing Net Working Capital is greater than the Peg Net Working Capital and negative if the Closing Net Working Capital is less than the Peg Net Working Capital.

Section 11.2 Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Accounting Referee	Section 1.4(d)(i)
Affordable Care Act	Section 3.15(k)
Agreement	Introductory Paragraph
Allocation Objections Statement	Section 1.6
Allocation Schedule	Section 1.6
AML Laws	Section 3.19(e)
Anti-Corruption Laws	Section 3.19(a)
Balance Sheet	Section 3.6(a)
Bankruptcy and Equity Exception	Section 3.2
Base Purchase Price	Section 1.2
Business Management Executive	Section 6.4(b)
CCPA	Section 5.2(c)
Claim	Section 5.14(c)(i)
Claim Notice	Section 10.2(a)
Closing	Section 2.1
Closing Date	Section 2.1
Closing Legal Impediment	Section 7.1(a)
Closing Payment	Section 1.2
COBRA	Section 6.3(a)
Company	Recitals
Confidential Information	Section 5.4(b)
Confidentiality Agreement	Section 5.4(a)
Consideration	Section 1.6
Data Protection Laws	Section 3.23(a)
Data Protection Requirements	Section 3.23(a)
Effective Date	Introductory Paragraph
Estimated Closing Adjustment	Section 1.3(a)
Estimated Closing Adjustment Statement	Section 1.3(a)
Existing Packaging	Section 5.8(d)

FCPA	Section 3.19(a)
Final Business Employee List	Section 6.1(a)
Final Closing Adjustment	Section 1.4(e)
Final Statement	Section 1.4(a)
Financial Statements	Section 3.6(a)
GDPR	Section 5.2(c)
Identified Specified Litigation	Section 5.1(d)(ix)
Inactive Business Employee Transfer Date	Section 6.1(a)(iv)
Inactive Offer Employee	Section 6.1(a)(iv)
Indemnified Party	Section 10.2(a)
Indemnifying Party	Section 10.2(a)
Initial Outside Date	Section 9.1(c)
Insurance Policies	Section 3.22
Leased Real Property	Section 3.8(b)
Leases	Section 3.8(b)
Material Contracts	Section 3.10(b)
Material Relationships	Section 3.18
Multiemployer Plan	Section 3.15(b)
Notice of Disagreement	Section 1.4(b)(ii)
OFAC	Section 3.19(c)
Offer Employees	Section 6.1(a)
Order	Section 3.12
Outside Date	Section 9.1(c)
Owned Real Property	Section 3.8(a)
Parent	Introductory Paragraph
Parent 401(k) Plan	Section 6.2(e)
Parent Award Payments	Section 6.5
Parent Management Executive	Section 6.4(a)
Parent Policies	Section 5.18
Parties	Introductory Paragraph
Party	Introductory Paragraph
PCI-DSS	Section 3.23(a)
Personal Data	Section 5.2(c)
Personal Information	Section 3.23(a)
Pre-Closing Period	Section 5.1
Pre-Closing Restructuring	Section 5.15
Preliminary Statement	Section 1.4(a)
Privileged Communications	Section 12.14
Purchase Price	Section 1.2
Purchase Price Adjustment	Section 1.4(e)
Purchased Equity Interests	Recitals
Purchaser	Introductory Paragraph
Purchaser Indemnitees	Section 10.1(a)
Purchaser Releasees	Section 5.14(c)(ii)
Purchaser Severance Plan	Section 6.1(c)
R&W Insurance Policy	Section 5.13

Retained Claims	Section 5.22
Retained IP	Section 5.8(a)
Sanctioned Country	Section 3.19(c)
Sanctioned Persons	Section 3.19(c)
SDN List	Definition of OFAC Sanctioned Person
Seller Indemnitees	Section 10.1(b)
Seller Releasees	Section 5.14(c)(iii)
Sellers	Recitals
Specified Policies	Definition of Accounting Principles
Statement Date	Section 3.6(a)
Target Benefit Plan	Section 3.15(a)
Third Party Claim	Section 10.2(a)
Transition Services Agreement	Section 2.2(a)(ii)
U.S. Purchased Companies	Section 8.2(a)
Unresolved Matters	Section 1.4(d)(iii)
Warranty	Section 3.20
Welfare Plans	Section 6.3(a)

ARTICLE XII

GENERAL PROVISIONS

Section 12.1 No Survival. The Parties, intending to modify any applicable statute of limitations, agree that (a) the representations and warranties in this Agreement and in any certificate delivered pursuant hereto will terminate effective as of the Closing, and thereafter there will be no Liability on the part of, nor will any claim (other than under the R&W Insurance Policy) be made by, any Party or any of their respective Affiliates in respect thereof, (b) the covenants and agreements in this Agreement to be performed prior to the Closing will terminate effective as of the Closing, and thereafter there will be no Liability on the part of, nor will any claim be made by, any Party or any of their respective Affiliates in respect thereof, (c) the covenants in this Agreement to be performed following the Closing will survive the Closing in accordance with their respective terms only for such period as will be required for the Party required to perform under such covenant to complete the performance required thereby and (d) Article X and this Article XII will survive the Closing indefinitely. Notwithstanding the foregoing, nothing in this Section 12.1 will preclude or limit a claim by a Party against the other Party for Fraud.

Section 12.2 Disclosure Letter. No reference to or disclosure of any item or other matter in the Disclosure Letter will be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Letter. Any disclosure by Parent in any section of the Disclosure Letter will be deemed to be fully disclosed with respect to all other sections of the Disclosure Letter, to the extent that the relevance to the disclosure required by or provided in another section of the Disclosure Letter is reasonably apparent on its face. The Disclosure Letter is qualified in its entirety by reference to specific provisions of this Agreement and is not intended to constitute, and will not be construed as constituting, any representations or warranties of Parent except as and to the extent provided in this Agreement, subject to the limitations and conditions provided for in this Agreement. The Disclosure Letter may include items or information which Parent is not required to disclose under this Agreement; disclosure of such items or information will not affect (directly or indirectly) the interpretation of this Agreement or the scope of any disclosure obligation under this Agreement. The attachments to the Disclosure Letter form an integral part of the Disclosure Letter and are incorporated by reference for all purposes as if set forth fully therein. The headings contained in the Disclosure Letter are for convenience of reference purposes only and will not affect in any way the meaning or interpretation of this Agreement or the Disclosure Letter. No disclosure in the Disclosure Letter relating to any possible breach or violation of any Contract or applicable Law will be construed as an admission or indication that any such breach or violation exists or has actually occurred.

Section 12.3 Assignment. Neither Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Party, except that Purchaser may (without the consent of any other Party) assign this Agreement or all or any portion of Purchaser’s rights, interests or obligations hereunder to any Affiliate or any Person providing financing to Purchaser or its Affiliates, but no such assignment shall release Purchaser of its obligations hereunder. Any attempted assignment in violation of this Section 12.3 shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

Section 12.4 No Third-Party Beneficiaries. Except for the Persons covered by Section 5.12, Section 5.14, Article X and Section 12.14, this Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns, and nothing herein expressed or implied shall give or be construed to give any other Person any benefit or create any right or cause of action for any other Persons.

Section 12.5 Entire Agreement; Amendments. This Agreement (including any Exhibits), the Disclosure Letter, the Ancillary Agreements and the Confidentiality Agreement contain the complete and entire understanding of the Parties with respect to their subject matter. This Agreement supersedes all prior written or oral statements, representations, warranties, promises, assurances, agreements and understandings between the Parties relating to or in connection with the subject matter of this Agreement. Each Party hereby acknowledges that it has not relied on any promise, representation or warranty that is not set forth in this Agreement or any Ancillary Agreement. This Agreement may not be amended except in writing signed by each Party.

Section 12.6 Waiver. Parent may agree to (a) extend the time for the performance of any of the obligations or other acts of Purchaser contained herein, (b) waive any inaccuracies in the representations and warranties of Purchaser contained herein or in any document, certificate or writing delivered by Purchaser pursuant hereto or (c) waive compliance by Purchaser with any of the agreements or conditions contained herein. Purchaser may (i) extend the time for the performance of any of the obligations or other acts of Parent contained herein, (ii) waive any inaccuracies in the representations and warranties of Parent contained herein or in any document, certificate or writing delivered by Parent pursuant hereto or (iii) waive compliance by Parent with any of the agreements or conditions contained herein. Any agreement on the part of any Party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights hereunder will not constitute a waiver of such rights.

Section 12.7 Notices. All notices, requests, demands, waivers and other communications (including, for the avoidance of doubt, any notice or document sent by any Party, or by the Accounting Referee, pursuant to Article I) under this Agreement will be in writing and will be deemed to have been duly given (i) on the date of service if served personally on the Party to whom notice is to be given; (ii) on the day of transmission if sent by e-mail to the e-mail address given below (provided no delivery failure message is received by the sender); (iii) on the Business Day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; or (iv) on the fifth day after mailing, if mailed to the Party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the Party as follows:

(a)	If to Purchaser:

c/o Ademco Inc.

2 Corporate Center Dr. #100

Melville, NY 11747

Attention: Jeannine Lane, EVP, General Counsel and Secretary

Email: Jeannine.lane@resideo.com

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention: Russell L. Leaf

                 Jonathan Kubek

Email: rleaf@willkie.com;

            jkubek@willkie.com

(b)	If to Parent:

Newell Brands Inc.

6655 Peachtree Dunwoody Road

Atlanta, Georgia 30328

Attn: Bradford R. Turner

         Chief Legal & Administrative Officer

E-mail: Bradford.Turner@newellco.com

with a copy to:

Jones Day

1221 Peachtree St., N.E.

Suite 400

Atlanta, Georgia 30361

Attn: Darcy White

E-mail: darcywhite@jonesday.com

or such other addresses or numbers or addressee as are furnished in writing by either Party.

Section 12.8 Interpretation. The words “hereof” and “herein” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section, Exhibits and Disclosure Letter references are to the Articles, Sections, Exhibits and Disclosure Letter of this Agreement or the Disclosure Letter unless otherwise specified. Whenever the words “include,” “includes” “including” or similar expressions are used in this Agreement, they will be understood be followed by the words “without limitation.” The word “or” is not exclusive. The words describing the singular number will include the plural and vice versa, and words denoting any gender will include all genders and words denoting natural persons will include corporations, limited liability companies, partnerships and other entities and vice versa. The phrase “made available” in this Agreement will mean that the information referred to has been provided in the virtual data room hosted by Intralinks and entitled “Project Cardinal” at least two Business Days prior to the Effective Date or Closing Date, as applicable. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement. All references to “$” or “dollars” are to U.S. dollars, and all amounts to be calculated or paid under this Agreement will be in U.S. dollars. Any amounts not set forth in U.S. dollars shall be converted to U.S. dollars using the then-applicable exchange rate set forth in the Wall Street Journal. References to statutes include all regulations promulgated thereunder and reference to statutes or regulations will be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation. The phrase “ordinary course of business” and similar phrases will mean, with respect to any Person, the ordinary course of such Person’s business consistent with past custom and practice (but giving effect to any adjustments or modifications thereto (regardless of whether consistent with past custom and practice or not) taken in response to or as a result of COVID-19 or any COVID-19 Measures).

Section 12.9 Counterparts. This Agreement may be executed in multiple original, or electronic counterparts (including by DocuSign), each of which will be deemed an original, and all of which taken together will be considered one and the same agreement. In the event that any signature to this Agreement or any agreement or certificate delivered pursuant hereto, or any amendment thereof, is delivered by e-mail delivery of a “.pdf” format data file or other electronic transmission (including by DocuSign), such signature will create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page or other electronic file were an original thereof. No Party will raise the use of e-mail delivery of a “.pdf” format data file or other electronic transmission to deliver any such signature page or the fact that such signature was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file or other electronic transmission as a defense to the formation or enforceability of a Contract and each Party forever waives any such defense.

Section 12.10 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance is held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement.

Section 12.11 Governing Law; Consent to Exclusive Jurisdiction.

(a) The interpretation and construction of this Agreement, and all matters relating to this Agreement, will be governed by the Laws of the State of Delaware applicable to Contracts made and to be performed entirely within the State of Delaware without giving effect to any conflict of Law provisions thereof.

(b) Each Party agrees that any Action arising out of or in connection with this Agreement will be brought solely in the Court of Chancery in the City of Wilmington, New Castle County, Delaware, except where such court lacks subject matter jurisdiction. In such event, the Action will be brought solely in the federal district court sitting in the City of Wilmington, Delaware. For the avoidance of doubt, the preceding sentences will not limit the rights of the Parties to obtain execution of a judgment in any other jurisdiction. Each Party irrevocably submits itself in respect of its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts in any Action arising out of this Agreement. Each Party irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the Actions arising out of or in connection with this Agreement brought in the courts referred to in this Section 12.11(b). Each Party consents to process being served in any such Action by the mailing of a copy thereof to the address (set forth in Section 12.7) below its name and agrees that such service upon receipt will constitute good and sufficient service of process or notice thereof. Nothing in this paragraph will affect or eliminate any right to serve process in any other manner permitted by Law.

Section 12.12 WAIVER OF JURY TRIAL. THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, COUNTERCLAIM OR CROSS-COMPLAINT IN ANY ACTION OR OTHER PROCEEDING BROUGHT BY ANY PARTY TO THIS AGREEMENT AGAINST ANY OTHER PARTY OR PARTIES TO THIS AGREEMENT WITH RESPECT TO ANY MATTER ARISING OUT OF, OR IN ANY WAY CONNECTED WITH OR RELATED TO THIS AGREEMENT OR ANY PORTION OF THIS AGREEMENT, WHETHER BASED UPON CONTRACTUAL, STATUTORY, TORTIOUS OR OTHER THEORIES OF LIABILITY. EACH PARTY REPRESENTS THAT IT HAS CONSULTED WITH COUNSEL REGARDING THE MEANING AND EFFECT OF THE FOREGOING WAIVER OF ITS RIGHT TO A JURY TRIAL.

Section 12.13 Remedies; Specific Performance.

(a) Except to the extent set forth otherwise in this Agreement, all remedies under this Agreement expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) Each Party agrees that irreparable damage would occur and the Parties would not have an adequate remedy at law if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each Party agrees that the other Party will be entitled to injunctive relief from time to time to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case (i) without the requirement of posting any bond or other indemnity and (ii) in addition to any other remedy to which it may be entitled, at law or in equity. Furthermore, each Party agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement, and to specifically enforce the terms of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement.

Section 12.14 Legal Representation. Purchaser acknowledges and agrees that, as to all communications between all counsel for Parent or its Affiliates (including Jones Day) and Parent or any of its Affiliates that relate in any way to this Agreement or the Transactions (collectively, the “Privileged Communications”), the attorney-client privilege and the expectation of client confidence with respect to the Privileged Communications belongs to Parent and may be controlled by Parent and will not pass to or be claimed by Purchaser or any of its Affiliates (including, following the Closing, the Purchased Companies). The Privileged Communications are the property of Parent, and from and after the Closing, neither Purchaser nor any of its Affiliates (including, following the Closing, the Purchased Companies) will seek to obtain such communications, whether by seeking a waiver of the attorney-client privilege or through other means. Purchaser, on behalf of itself and its respective Affiliates, further acknowledges and agrees that no such Person may use or rely on any of the Privileged Communications in any action against or involving Parent or any of its Affiliates after the Closing. The Privileged Communications may be used by Parent or any of its Affiliates in connection with any dispute that relates to this Agreement or the Transactions. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or any of its Affiliates and a third party (other than a party to this Agreement or any of such party’s Affiliates) after the Closing, Purchaser and its Affiliates may assert the attorney-client privilege to prevent disclosure of confidential communications by counsel to such third party, provided that neither Purchaser nor any of its Affiliates may waive such privilege without the prior written consent of Parent (which consent may be withheld in its sole discretion).

[Remainder of this Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

NEWELL BRANDS INC.

By:	/s/ Bradford R. Turner
Name: Bradford R. Turner
Title: Chief Legal and Administrative Officer

[SIGNATURE PAGE TO EQUITY PURCHASE AGREEMENT]

RESIDEO TECHNOLOGIES, INC.

By:	/s/ John Heskett
Name: John Heskett
Title: Vice President, Corporate Development and Treasurer

[Signature Page to Equity Purchase Agreement]